Exhibit 99.1

March 22, 2010

FILED BY SEDAR

British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands
Prince Edward Island Securities Office
Securities Registry Northwest Territories
Department of Community Services – Government of Yukon
Department of Justice – Government of Nunavut
Autorité des marches financiers

Dear Sirs/Mesdames:

RE: New Gold Inc. (the “Corporation”)

We refer to the amended Technical Report on the Cerro San Pedro Mine, San Luis Potosi, Mexico (the “Technical Report”) filed with this letter. The Technical Report has been re-filed as Tables 1-1, 17-4, and 17-5 in the previous version were incorrect and some minor errors to the text on pages 1-8 and 20-2 have been corrected.

Yours truly,

New Gold Inc.

/s/ Susan Toews
Susan Toews
Vice President Legal Affairs
and Corporate Secretary

New Gold Inc. Park Place, 3110-666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8 T +1 604 696 4100 F +1 604 696 4110

www.newgold.com

Scott Wilson Mining

NEW GOLD INC.

TECHNICAL REPORT ON THE
CERRO SAN PEDRO MINE,
SAN LUIS POTOSI, MEXICO

NI 43-101 Report

Authors:
Richard J. Lambert, P.E.
Christopher Moreton, Ph.D., P.Geo.
Holger Krutzelmann, P.Eng.

February 16, 2010

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

SCOTT WILSON RPA	www.scottwilson.com

TABLE OF CONTENTS

PAGE
1	SUMMARY	1- 1
2	INTRODUCTION	2- 1
3	RELIANCE ON OTHER EXPERTS	3-1
4	PROPERTY DESCRIPTION AND LOCATION	4-1
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5- 1
6	HISTORY	6- 1
7	GEOLOGICAL SETTING	7- 1
	Regional Geology	7- 1
	Local Geology	7- 3
	Property Geology	7- 5
8	DEPOSIT TYPES	8- 1
9	MINERALIZATION	9- 1
10	EXPLORATION	10- 1
11	DRILLING	11- 1
12	SAMPLING METHOD AND APPROACH	12- 1
13	SAMPLE PREPARATION, ANALYSES AND SECURITY	13- 1
	Sample Preparation	13- 3
	Assay Methods	13- 4
14	DATA VERIFICATION	14- 1
15	ADJACENT PROPERTIES	15- 1
16	MINERAL PROCESSING AND METALLURGICAL TESTING	16- 1
17	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17- 1
	Resource Database	17- 7
	Composites	17- 8
	Univariate Statistics	17- 8
	Geological Modelling	17- 12
	Densities	17- 14
	Variography	17- 15
	Block Model Construction	17- 17
	Block Grade Estimation	17- 18
18	OTHER RELEVANT DATA AND INFORMATION	18- 1
19	ADDITIONAL REQUIREMENTS	19- 1

New Gold Inc. – Cerro San Pedro Mine	Page i
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SCOTT WILSON RPA	www.scottwilson.com

	Mining Operations	19- 1
	Mineral Processing	19- 10
	Markets	19- 10
	Contracts	19- 11
	Environmental Considerations	19- 12
	Taxes	19- 13
	Operating and Capital Cost Estimates	19- 13
	Economic Analysis	19- 15
20	INTERPRETATION AND CONCLUSIONS	20- 1
21	RECOMMENDATIONS	21- 1
22	REFERENCES	22- 1
23	DATE AND SIGNATURE PAGE	23- 1
24	CERTIFICATES OF QUALIFIED PERSONS	24- 1
	APPENDIX 1 –; BLOCK MODEL BOUNDARY DEFINITIONS	24- 1
	APPENDIX 2 – SWATH PLOTS OF GOLD, SILVER AND ZINC	24- 1

LIST OF TABLES

PAGE
Table 1-1	December 31, 2009 Measured and Indicated Mineral Resources Inclusive of Reserves	1-6
Table 1-2	December 31, 2009 Mineral Reserves at US$2.58 NSR	1- 6
Table 1-3	Income Statement	1-12
Table 1-4	After-tax Cash Flow Summary	1-13
Table 1-5	Sensitivity Analyses	1-15
Table 10-1	Summary of Exploration Work	10-2
Table 10-2	Drill Collar Locations- 2008-2009 Sulphide Drilling Project	10-3
Table 10-3	Drill Hole Results as of June 10, 2009	10-4
Table 11-1	Recent CSP Drilling	11-1
Table 11-2	Chip Sample Data	11-1
Table 16-1	Summary of Metallurgical Tests	16-2
Table 16-2	Metallurgical Parameters by Ore Type	16-2
Table 16-3	Solution Values	16-7
Table 16-4	Metal Production	16-9
Table 16-5	Re-estimated Metal Production	16-9
Table 17-1	Economic Parameters for Mineral Reserves – December 31, 2009	17- 2
Table 17-2	CSP Mineral Reserves by Rock Type– December 31, 2009	17-2
Table 17-3	CSP Mineral Reserves by Reserve Class - December 31, 2009	17-3
Table 17-4	December 31, 2009 Measured and Indicated Mineral Resources (Inclusive of Mineral Reserves)	17-5

New Gold Inc. – Cerro San Pedro Mine	Page ii
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

Table 17-5-	Inferred Mineral Resources – December 31, 2009	17-6
Table 17-6	Drill Hole Database Used in Mineral Resource Estimate	17-8
Table 17-7	Drill Hole Database Analytical Information	17-9
Table 17-8	Composite Statistics	17-10
Table 17-9	Measured Densities for Major Rock Types	17-14
Table 17-10	Block Model Setup Parameters	17-18
Table 17-11	Summary of Grade Caps Applied During Interpolation Process	17-19
Table 17-12	General Search Parameters for Grade Interpolation	17-20
Table 7-13	Boundary Selection Criteria	17-20
Table 17-14	Comparison of Indirect Log-normal Change of Support Model Against Block Model for Domain 105 (Oxide Porhyry)	17-22
Table 19-1	December 31, 2009 Mineral Reserves at US$2.58 NSR	19-3
Table 19-2	Mine Design Parameters	19-4
Table 19-3	Recommended Preliminary Slope Designs	19-4
Table 19-4	Historic Production	19-8
Table 19-5	Life-of-Mine Production Plan	19-8
Table 19-6	Mine Equipment Fleet	19-9
Table 19-7	Process Recovery	19-10
Table 19-8	Operating Costs	19-14
Table 19-9	Income Statement	19-16
Table 19-10	After-tax Cash Flow Summary	19-17
Table 19-11	Sensitivity Analyses	19-19

LIST OF FIGURES

PAGE
Figure 1-1	Sensitivity Analysis	1-15
Figure 4-1	Location Map	4-2
Figure 4-2	Concession Map	4-3
Figure 4-3	Surface Rights Map	4-5
Figure 7-1	Regional Geology Map	7-2
Figure 7-2	Local Geology Map	7-4
Figure 9-1	Open Pit Geology Map	9-4
Figure 12-1	Core Storage Photographs	12-4
Figure 16-1	ROM Ore on Heap Leach Pad	16-4
Figure 16-2	As-built Heap Leach Pad (December 2008)	16-5
Figure 16-3	Total Process Flow Sheet	16-6
Figure 16-4	Plant Layout	16-8
Figure 17-1	Box Plots for Gold, Silver and Zinc	17-11
Figure 17-2	Variogram Map of Gold in the Begonia Limestone	17-13
Figure 17-3	Log-normal Probability Plot for Gold (Sediment on the Left, Porphyry on the Right)	17-14
Figure 17-4	Variogram Map (Plan View) for the Oxide Porphyry Domain	17-16

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SCOTT WILSON RPA	www.scottwilson.com

Figure 17-5	Variogram Map (Cross Sectional View) for the Oxide Porphyry Domain	17-16
Figure 17-6	Variogram Map (Longitudinal View) for the Oxide Porphyry Domain	17- 17
Figure 17-7	Comparison of Indirect Log- normal Global Change of Support Model Against Block Model	17-22
Figure 17-8	Grade Control Model vs. Resource Model for Domain 105 (Oxide Porphyry)	17-23
Figure 17-9	East-West Gold Swath Plot for Domain 105 (Oxide Porphyry)	17-24
Figure 17-10	East-West Silver Swath Plot for Domain 105 (Oxide Porphyry)	17-25
Figure 19-1	General Mine Layout	19-2
Figure 19-2	Ultimate Pit Design	19-7
Figure 19-3	Sensitivity Analysis	19-19

New Gold Inc. – Cerro San Pedro Mine	Page iv
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

1 SUMMARY

     Scott Wilson Roscoe Postle Associates (Scott Wilson RPA) has been retained by New Gold Inc. (New Gold) to prepare an independent Technical Report for the Cerro San Pedro (CSP) Mine, located in the State of San Luis Potosí, Mexico. This Technical Report has been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and, as such, meets the Canadian exchange requirements.

     This report is an Operational Update of the previous Technical Reports filed for CSP. Minera San Xavier, S.A. de C.V. (MSX), a wholly-owned subsidiary of New Gold, is the current operator of the mine. New Gold became the owner of Cerro San Pedro following a business combination with Peak Gold Ltd. (Peak Gold) and Metallica Resources Inc. (Metallica) in June 2008. The property was previously controlled by Metallica.

     The CSP Mine received regulatory approval to begin pre-production stripping operations in the fourth quarter of 2006 and has been operating for the past three years. Commercial production at CSP began in May 2007. The mine produced 96,000 ounces of gold and 1.5 million ounces of silver in calendar year 2009.

     The computer-based deposit model from the previous Technical Report has been updated by New Gold using both pre-1999 and more recent drill hole information from a program completed in 2009 and detailed geologic mapping and sampling data from the current open pit to create a new geologic interpretation and block model of oxide and sulphide mineralization. Mineral resource estimates were updated to account for mining progress through to the end of December 2009. New mineral reserve estimates are presented in this report to account for increased gold and silver prices of US$800/oz and US$12.00/oz, respectively, and adjustments to mining, ore processing, and general and administration costs.

     The CSP Mine is located 400 km north of Mexico City along Federal Highway 57 (Carretera Federal 57) connecting Mexico City with Monterrey. The site is located 20 km east of the city of San Luis Potosí, which is the state capital with a population of approximately 685,000 people (2005 Census). The mine site can be easily reached via a 10-km secondary road extending from the Periferico Oriente to the village of Cerro San Pedro. The San Luis Potosí international airport has daily domestic flights to Mexico City and Monterrey, as well as scheduled flights to Houston and Dallas, Texas, USA.

New Gold Inc. – Cerro San Pedro Mine	Page 1-1
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

     The CSP district has undergone several periods of significant mineral production over the past 400 years. In recent history, American Smelting and Refining Company (ASARCO), Geocon, Bear Creek Mining, and Compañía Fresnillo have conducted exploration and development programs. Metallica began its exploration activity at CSP in April 1995 through MSX, its wholly-owned subsidiary. In early 1998, Metallica elected to seek a major mining company as a joint venture partner to further evaluate the property and executed an agreement with Cambior Inc. (Cambior).

     In May 2000, Glamis Gold Ltd. (Glamis) acquired Cambior’s Mexican holding company and assumed the terms of Cambior’s joint venture agreement with Metallica. In February 2003, Metallica acquired Glamis’ 50% interest in the project (except for a net proceeds royalty). In March 2004, Metallica acquired and cancelled the Glamis Royalty Deed on the CSP project. From 2004 to 2007, there were numerous legal challenges to MSX’s control of surface rights in the project area as well as to the explosives and environmental mining permits. In June 2008, Metallica completed a business combination with New Gold and Peak Gold. New Gold, through its wholly-owned subsidiary MSX, now controls 100% of the CSP Mine. The only outstanding royalty is a 1.95% gross value royalty owned by Franco-Nevada Corporation. Currently, New Gold, through MSX, controls 53 mineral concessions, totalling 7,719 ha.

     In 2004, the surface lease agreement that MSX signed with the inhabitants of the Cerro de San Pedro ejido (communal agrarian structure) was declared null by the Agrarian court in San Luis Potosí. This decision was reversed on appeal. In addition to the valid lease, a Temporary Occupancy order and Right of Way were granted by the Dirección General de Minas [Directorate General of Mines] (DGM) to ensure land tenure for the same area. The Temporary Occupation applies to the mine area and the Right of Way permits MSX to use the haul road to the process area. MSX received the 2007 “Permit for the Purchase and Use of Explosives” on December 23, 2006.

New Gold Inc. – Cerro San Pedro Mine	Page 1-1
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

     MSX was issued an Environmental Authorization with respect to its Manifestación de Impacto Ambiental [Manifest of Environmental Impact] (MIA) for the CSP Mine by the Mexican federal agency, Secretaría de Medio Ambiente y Recursos Naturales [Secretariat of Environment and Natural Resources] (SEMARNAT) in February 1999. The Environmental Authorization lists various conditions, which MSX is required to observe with respect to its operations at CSP. Most of these items are normal business activities associated with operating a mine. The Environmental Authorization is the primary federal permit required for the approval of the proposed mine. SEMARNAT reviewed the MIA for conformity to current environmental laws and made several modifications to update the document, which was issued on April 10, 2006.

     In 2006, a group opposing the project filed a lawsuit against SEMARNAT alleging that SEMARNAT did not comply with the Federal Court order when it issued the 2006 Environmental Authorization. A series of motions and appeals followed, culminating in a September 2009 Administrative and Fiscal Court ruling that ordered SEMARNAT to cancel the 2006 Environmental Authorization, which SEMARNAT did in November 2009. The cancellation was followed by the Mexican federal environmental enforcement agency, Procuraduría Federal de Protección al Ambiente (PROFEPA), ordering MSX to suspend mining activities. MSX appealed the PROFEPA order, and in December 2009 was granted an injunction allowing it to continue operating pending a final resolution of the litigation on the merits. As a result of the injunction, operations recommenced.

     The 2006 Environmental Authorization lists various conditions which MSX is required to observe with respect to its operations at Cerro San Pedro. Most of these items are normal business activities associated with operating a mine.

New Gold Inc. – Cerro San Pedro Mine	Page 1-3
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

MSX's mining operations require the use of explosives. Mexican law requires all companies that use explosives to obtain a federal explosives permit on an annual basis from the Mexican National Defence Agency, Secretaría de la Defensa Nacional (SEDENA). In addition to the annual federal explosives permit, MSX is also required to obtain a quarterly explosives permit from the regional San Luis Potosi detachment of SEDENA. In December 2009, the same group opposing the Cerro San Pedro project obtained an injunction from a District Court in San Luis Potosi prohibiting SEDENA from renewing the explosives permit for CSP. The basis of the claim is privation of approximately 290 hectares of ejido lands, notwithstanding the 1997 lease of the same lands by the Cerro San Pedro Ejido to MSX and the 2005 obtaining by MSX of temporary occupation permits under the Mining Law. Also in December MSX filed a motion asking the judge to suspend the order prohibiting use of explosives until a final judgment. In January 2010, the opposition group appealed MSX’s motion to a Federal Court. The hearing on the merits, the motion to suspend, and the opposition group’s appeal of the motion are working their way through the Mexican legal process but could take a number of weeks to resolve before blasting can be resumed. This Technical Report assumes the permit is received by April 1, 2010.

     MSX’s authorization from the Instituto Nacional de Antropología e Historia [National Institute of Anthropology and History] (INAH), signed on September 1, 2005, permits MSX to protect certain historical structures in the village of Cerro de San Pedro during mine development. This authorization has not changed from the previous Technical Report completed in March 2007. MSX presently has the necessary permits to continue operations at the CSP Mine. The mine designs have been modified to meet the requirement from INAH of no less than 70 m distance from the town site to the open pit.

     Three feasibility studies have been completed to date on the project: one by Kilborn International for Metallica in February 1997, one by Cambior in December 1999, and one by Glamis in November 2000. A Development Plan was prepared by Washington Group International, Inc. (Washington Group) in September 2003. The 2000 Glamis feasibility study and the 2003 Washington Group Technical Report have been previously filed on SEDAR.

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Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

     The CSP Mine is an open-pit gold and silver heap-leach mining operation that is expected to produce a nominal 123,000 ounces of gold and 2.1 million ounces of silver annually over an estimated remaining mine life of six and one half years.

MINERAL RESOURCE AND MINERAL RESERVES
     Scott Wilson RPA reviewed the block model for CSP (using the Gemcom, Vulcan and Surpac software packages) to confirm the New Gold estimates shown in Table 1-1. The Lerchs-Grossmann pit shell was superimposed upon the block model and the topography surface as of December 28, 2009, to generate a resource estimate at various cut-offs. Mineral resources are inclusive of mineral reserves.

     Mineral reserves were generated from a mineable pit design produced from a Lerchs-Grossmann economic computer-generated pit shell. The computer-generated pit utilized third-party metallurgical results, the mine’s operation estimates of gold and silver recoveries, pit stability analysis, historical and current in-house operating cost estimates, and current contract prices. Table 1-2 summarizes current mineral reserve estimates based on a gold price of US$800/oz, a silver price of US$12.00/oz, and a net smelter return (NSR) breakeven cut-off of US$2.58.

New Gold Inc. – Cerro San Pedro Mine	Page 1-5
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

TABLE 1-1 DECEMBER 31, 2009 MEASURED AND INDICATED MINERAL RESOURCES INCLUSIVE OF RESERVES
New Gold Inc. - Cerro San Pedro Mine, Mexico

	Cut-off	Resource	Gold	Silver	Zinc	Lead	Gold	Silver	Zinc	Lead
Category		Tonnes	Grade	Grade	Grade	Grade	Ounces	Ounces	Pounds	Pounds
	Grade (g/t)	(000s)	(g/t)	(g/t)	(%)	(%)	(000s)	(000s)	(000s)	(000s)
Oxide Resources
Measured	0.10 Au	48,254	0.52	19.72	-	-	799	30,600	-	-
Indicated	0.10 Au	43,861	0.39	14,79	-	-	556	20,859	-	-
Measured + Indicated	0.10 Au	92,115	0.46	17.38	-	-	1,355	51,459	-	-

Sulphide Resources
Measured	0.40 AuEq	18,739	0.53	17.10	0.80	0.19	320	10,305	332,000	79,000
Indicated	0.40 AuEq	42,307	0.42	11.79	0.71	0.13	576	16,036	660,000	123,000
Measured + Indicated	0.40 AuEq	61,046	0.46	13,42	0.74	0.15	896	26,341	992,000	202,000

Notes:
1.	Based on a US$900/oz Au and US$15.00/oz Ag Lerchs-Grossmann shell.
2.	Measured and indicated mineral resources are inclusive of mineral reserves
3.	Gold Equivalent (AuEq) cut-off formula as follows: AuEq (g/t) = Ag (g/t) x 0.0167 + Pb(%) x 0.5714 + Zn(%) x 0.7619

TABLE 1-2 DECEMBER 31, 2009 MINERAL RESERVES AT US$2.58 NSR
New Gold Inc. – Cerro San Pedro Mine, Mexico

	Ore			Waste	Total
Classification	Tonnes			Tonnes	Tonnes
	(000s)	Au (g/t)	Ag (g/t)	(000s)	(000s)
Proven	42,709	0.61	22.41
Probable	35,452	0.51	18.79
Total Reserves	78,161	0.56	20.77	111,038	189,199

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Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

CONCLUSIONS
     Detailed geological mapping, core logging, structural analysis, and extensive sampling of the mine property have led to a fuller understanding of the controls on mineralization at CSP. As well, the CSP Mine has been the subject of at least three feasibility studies (1997, 1999, and 2000) and numerous resource and reserve updates (2003, 2005, 2006, 2007, and 2009). Due diligence by all parties involved has created an error-free database. Practical examples of this due diligence include the creation of structural domains, exclusion of samples with less than 15% recovery, and the examination (and rectification) of the Ag-bias in some of the dataset. Scott Wilson RPA has no issues with the quality and appropriateness of this database for use in resource and reserve modelling.

     A Lerchs-Grossmann algorithm was used to constrain the reporting of the resource estimates. The pit shell for the oxide portion of the deposit was based on metal prices of US$800 Au, US$12 Ag, and certain costs and metal recovery parameters. The pit shell for the sulphide portion of the deposit was based on metal prices of US$900/oz Au, US$15.00/oz Ag, US$1.00/lb Zn and US$0.75/lb Pb, and certain costs and metal recovery parameters. In addition, both shells also used the INAH townsite protection buffer as a hard boundary. This pit shell was superimposed upon the updated (2009) block model to estimate the mineral resource.

     Exploration drilling is ongoing at CSP. The down-plunge extension of the mineralization is being tested to the south and southwest of the open pit. Given that the new drilling is in the area previously mined by ASARCO, there is a good opportunity for significant manto-style and porphyry style sulphide mineralization.

ADEQUACY OF PROCEDURES
     Scott Wilson RPA and various other firms and independent consultants have reviewed the methods and procedures utilized by New Gold, Metallica, Glamis, WLR Consulting Inc. (WLR), and Cambior at the CSP Mine to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for an operating property.

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Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

ADEQUACY OF DATA
     Scott Wilson RPA believes that the CSP Mine has conducted exploration and development sampling and analysis programs using standard practices, providing generally reasonable results. Scott Wilson RPA believes that the resulting data can effectively be used in the subsequent estimation of resources and reserves.

ADEQUACY OF STUDY
     This Technical Report is based on the operating data over the past three years for the CSP Mine. Scott Wilson RPA believes that these data and the supporting documents were prepared using standard industry practices and provide reasonable results and conclusions.

COMPLIANCE WITH CANADIAN NI 43-101 STANDARDS
     Scott Wilson RPA believes that the current drill hole database is sufficient for generating a resource model for use in resource and reserve estimation. Recovery and cost estimates are based upon sufficient data and engineering to support a reserve statement. Economic analysis using these estimates generates a positive cash flow, which supports a reserve statement.

     For oxide mineral resources, at a 0.10 g/t gold cut-off grade, the combined Measured and Indicated Resource is 92,115 million tonnes at a gold grade of 0.46 g/t and a silver grade of 17.38 g/t, which equates to 1.355 million ounces of contained gold, and 51.459 million ounces of contained silver.

     For sulphide mineral resources, at a 0.40 g/t gold equivalent cut-off grade, the Measured and Indicated Resource is 61,046 million tonnes at a gold grade of 0.46 g/t, a silver grade of 13.42 g/t, a zinc grade of 0.74% and lead grade of 0.15%, which equates to 0.896 million ounces of contained gold, 26,341 million ounces of contained silver, 992 million pounds of contained zinc, and 202 million pounds of contained lead.

     This oxide mineral resource includes a Proven and Probable Mineral Reserve of 78.161 million tonnes of ore at a gold grade of 0.56 g/t and a silver grade of 20.77 g/t, which equates to 1.41 million ounces of contained gold and 52.19 million ounces of contained silver.

New Gold Inc. – Cerro San Pedro Mine	Page 1-8
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

     Scott Wilson RPA believes that the resource and reserve estimates have been created utilizing acceptable methodologies. Scott Wilson RPA is also of the opinion that the classification of Measured and Indicated Resources, stated in Table 1-1, and Proven and Probable Reserves, stated in Table 1-2, meet the definitions as stated by NI 43-101, Form 43-101F1 and Companion Policy 43-101CP dated December 23, 2005.

RECOMMENDATIONS
      Scott Wilson RPA offers the following recommendations:

1.	Continue to operate the mine at a nominal operating cost of US$60 million to $70 million per annum.

1.

Continue the on-site exploration drilling program to define new areas of potential mineralization. The costs for this program will be funded from the mine operating budget and are estimated at US$3.4 million for 2010.

2.

Review of the Quality Assurance and Quality Control (QA/QC) data suggests that SGS Laboratories (SGS) have achieved a significantly better precision as measured by the duplicate samples (CRD). This is most likely due to the higher standards of sample preparation and mass of sample pulverized. ALS Chemex and SGS show no material bias for gold at ore grade levels. Both laboratories have high analytical accuracy for gold. Samples from future drilling programs should be directed to the laboratory with the best QA/QC performance. SGS is suggested, based on data in this report.

Silver assays by ALS Chemex are biased between 4% and 7% below the certified standard mean. SGS silver assays show no material bias.

3.

Undertake geological mapping and structural analysis of the pit faces as production progresses. Having three-dimensional exposures will help to improve the knowledge of the controls on mineralization. The costs for this program will be funded from the mine operating budget and are estimated at US$30,000.

4.

Continue monitoring and optimizing the pit slopes, and continue to refine mine designs and schedules. Golder Associates, Inc. (Golder) has expressed concern in the ability to achieve steeper face angles. As the pit progresses, additional surveys of the pit toes and crest, and improved blasting practices should be performed. A follow-up study from a recognized geotechnical consultant should review the progress. The costs for a geotechnical review are estimated at US$45,000.

New Gold Inc. – Cerro San Pedro Mine	Page 1-9
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

5.

Monitor the heap leach pad recoveries. Current information tends to suggest the original model is overpredicting gold and silver recoveries by approximately 7% and 43%, respectively, but the overall recoveries continue to improve with time. The leach pad recoveries have been factored by 93% for gold and 70% for silver for this analysis. Monitoring of the leach pad recoveries is an ongoing process included in the mine operating budget and no additional costs are anticipated.

6.

Efforts should continue towards locating any and all information from the historical mining operations so that accurate digital models of the mined out material can continue to be constructed and used in the reporting of Mineral Resources and Mineral Reserves.

ECONOMIC ANALYSIS
     The economic project evaluation is based on actual operating costs supplied to Scott Wilson RPA. This project evaluation work includes an economic summary, discounted cash flow analysis, as well as capital and operating cost estimates. The mine plan for this analysis is based on MSX’s mine planning work.

     Based on the actual costs for 2008 and the first half of 2009, Scott Wilson RPA created an economic analysis. The economic analysis shows that at a long-term gold price of US$800 per troy ounce and a silver price of US$12 per troy ounce, the project has a Net Present Value (NPV) at a 5% discount rate of US$178 million. Total after-tax cash flow is US$213 million.

     A preliminary income statement and cash flow are presented as Tables 1-3 and 1-4.

     The total life-of-mine capital is approximately US$18 million, with an additional US$13 million in working capital over the six and one half year mine life. The cash operating cost per ounce of gold produced is US$448 after by-product silver credits. When capital costs are added, total cash and non-cash costs (fully loaded) are US$472 per ounce of gold.

New Gold Inc. – Cerro San Pedro Mine	Page 1-10
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

ECONOMIC CRITERIA

REVENUE

  Nominal 13 million tonnes per year.
  Gold and silver at refinery 99.8% payable.
  Exchange rate US$1.00 = MXP 12.00.
  Metal price: US$800 per ounce gold and US$12.00 per ounce silver.
  Net Smelter Return includes doré refining, transport, and insurance costs.
  Revenue is recognized at the time of production.

COSTS

  Mine life: 6.5 years.
  Life-of-mine production plan as summarized in Table 19- 5 of this report .
  Mine life capital totals US$18.2 million.
  Average direct operating cost over the mine life is US$6.37 per tonne ore processed.

New Gold Inc. – Cerro San Pedro Mine	Page 1-11
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

TABLE 1-3 INCOME STATEMENT
New Gold Inc. - Cerro San Pedro Mine

Feb 2010 Operational Update
$800.00 Au $12.00 Ag
Annual Income Summary (in US$ millions)
	2010	2011	2012	2013	2014	2015	2016	2017	2018	TOTAL

REVENUE
Gold	$79.2	$107.9	$100.8	$107.0	$106.0	$83.2	$54.2	$0.0	$0.0	$638.3
Silver	$26.2	$27.3	$24.6	$23.3	$25.1	$22.0	$18.2	$0.0	$0.0	$166.7
Net Revenue	$105.5	$135.2	$125.4	$130.3	$131.1	$105.2	$72.4	$0.0	$0.0	$805.0

CASH COST OF SALES
Mining	$38.1	$51.5	$59.2	$62.7	$61.9	$63.1	$17.3	$0.0	$0.0	$353.8
Process Plant	$12.3	$13.8	$13.8	$13.3	$13.7	$13.6	$10.5	$0.0	$0.0	$90.9
General & Administrative	$8.2	$8.2	$8.2	$8.2	$8.2	$8.2	$4.1	$0.0	$0.0	$53.4
Refining	$0.9	$1.1	$1.0	$1.0	$1.0	$0.9	$0.6	$0.0	$0.0	$6.5
Royalties	$2.1	$2.6	$2.4	$2.5	$2.6	$2.1	$1.4	$0.0	$0.0	$15.7
Reclamation	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$2.9	$1.7	$0.1	$4.6
Subtotal Cash Costs	$61.6	$77.2	$84.6	$87.7	$87.4	$87.9	$36.9	$1.7	$0.1	$524.9

NON-PRODUCTION COST OF SALES
Depreciation	$0.9	$1.3	$3.4	$3.7	$3.7	$3.1	$2.0	$0.0	$0.0	$18.2
Amortized Development Costs	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Amortization of Transaction fee	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Proceeds on Equipment Sales	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Write-down - Book Value @ Project End	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Subtotal Non-Production Costs	$0.9	$1.3	$3.4	$3.7	$3.7	$3.1	$2.0	$0.0	$0.0	$18.2

Net Income Before Tax (EBIT)	$42.9	$56.7	$37.4	$38.9	$39.9	$14.2	$33.5	($1.7)	($0.1)	$261.9

Net Income After Tax	$42.9	$54.0	$27.0	$28.0	$28.7	$10.2	$24.1	($1.7)	($0.1)	$213.3

New Gold Inc. – Cerro San Pedro Mine	Page 1-12
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

TABLE 1-4 AFTER TAX CASH FLOW SUMMARY
New Gold Inc. - Cerro San Pedro Mine

Feb 2010 Operational Update
$800.00 Au $12.00 Ag
Annual Cash Flow Summary (in US$ millions)
	2010	2011	2012	2013	2014	2015	2016	2017	2018	TOTAL
SOURCES
Revenue	$105.5	$135.2	$125.4	$130.3	$131.1	$105.2	$72.4	$0.0	$0.0	$805.0
Costs (inc Tax & Int)	$62.5	$81.2	$98.5	$102.2	$102.4	$94.9	$48.3	$1.7	$0.1	$591.7
Net Income - After Tax	$42.9	$54.0	$27.0	$28.0	$28.7	$10.2	$24.1	($1.7)	($0.1)	$213.3

Depreciation & Amort	$0.9	$1.3	$3.4	$3.7	$3.7	$3.1	$2.0	$0.0	$0.0	$18.2
From Eq Sale	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
FROM OPNS.	$43.9	$55.3	$30.3	$31.7	$32.5	$13.3	$26.1	($1.7)	($0.1)	$231.5

From Banks	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Repayment	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0

FROM FINANCING	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0

SOURCES	$43.9	$55.3	$30.3	$31.7	$32.5	$13.3	$26.1	($1.7)	($0.1)	$231.5

USES:
Capex	$7.6	$0.3	$9.6	$0.3	$0.3	$0.3	$0.0	$0.0	$0.0	$18.2
Working Cap.	$10.1	$3.0	($1.2)	$0.5	$0.1	($3.2)	($2.6)	($6.9)	$0.1	($0.0)

USES	$17.7	$3.3	$8.4	$0.8	$0.4	($2.9)	($2.6)	($6.9)	$0.1	$18.2

NET C.F.	$26.2	$52.1	$22.0	$30.9	$32.1	$16.3	$28.7	$5.2	($0.2)	$213.3

CUMULATIVE C.F.	$26.2	$78.3	$100.2	$131.1	$163.3	$179.5	$208.3	$213.5	$213.3

New Gold Inc. – Cerro San Pedro Mine	Page 1-13
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

SENSITIVITY ANALYSIS
     Sensitivity analyses were performed for gold price, silver price, capital cost, operating cost, and currency exchange rate. The sensitivity analyses indicate that project economics are most heavily influenced by the gold price. A 10% change in gold price results in a ± US$37 million change in the after-tax NPV at a 5% discount rate. The project is least affected by changes in capital costs as the majority of capital has already been spent and additional mining capital is included in the operating cost with the use of a contractor. A 10% change in the capital costs results in an approximately ± US$1 million change in the after-tax NPV at a 5% discount rate.

     Project economics are also sensitive to changes in operating cost and silver price, with a 10% change in operating costs resulting in a ± US$32 million, and a 10% change in silver price resulting in a ± US$10 million change in the after-tax NPV at a 5% discount rate. Project economics are less sensitive to change in exchange rate cost, with a 10% change resulting in a ± US$4 million change in the after-tax NPV at a 5% discount rate. Results of the price sensitivity analyses are shown in Figure 1-1 and Table 1-5.

     Reserve estimates were based on a gold price of US$800 per troy ounce and a silver price of US$12.00 per troy ounce. Results from the economic analysis at these prices are shown in Table 1-4. Since an after-tax total cash flow of US$213 million is achieved, the economic criteria for the reserve statement are met.

New Gold Inc. – Cerro San Pedro Mine	Page 1-14
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 1-1 SENSITIVITY ANALYSIS

TABLE 1-5 SENSITIVITY ANALYSES
New Gold Inc. – Cerro San Pedro Mine, Mexico

Parameter
Variables	Units	-20%	-10%	Base	+10%	+20%
Gold Price	US$/oz	640	720	800	880	960
Silver Price	US$/oz	9.60	10.80	12.00	13.20	14.40
Exchange Rate	MXP/US$	9.60	10.80	12.00	13.20	14.40
Operating Cost	US$ millions	420	472	525	577	630
Capital Cost	US$ millions	14.5	16.8	18.2	20.0	21.8

NPV @ 5%	Units	-20%	-10%	Base	+10%	+20%
Gold Price	US$ millions	103	140	178	215	252
Silver Price	US$ millions	158	168	178	187	197
Exchange Rate	US$ millions	163	171	178	183	188
Operating Cost	US$ millions	241	209	178	146	115
Capital Cost	US$ millions	180	179	178	176	175

New Gold Inc. – Cerro San Pedro Mine	Page 1-15
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

2 INTRODUCTION

     Scott Wilson RPA was retained by New Gold Inc. (New Gold), to prepare an independent Technical Report on the Cerro San Pedro (CSP) Mine near San Luis Potosí, central Mexico. The purpose of this report is to provide an update, for public disclosure, of the CSP Mine operations. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). Scott Wilson RPA visited the property on April 18-20, 2008, and April 21-22, 2009. The mine operations were reviewed, including the active mining phases, waste dumps, heap leach pad, and process facilities.

     New Gold is an intermediate gold mining company with three operating assets: Cerro San Pedro in Mexico, Mesquite Mine in the United States, and Peak Mines in Australia. In addition, the company has development projects in Canada and Chile. New Gold completed a business combination with Western Goldfields Inc. on June 1, 2009.

     Minera San Xavier, S.A. de C.V. (MSX), a wholly-owned subsidiary of New Gold, is the current operator of the mine. The major assets and facilities of MSX are an open-pit gold and silver heap-leach mining operation with a Merrill-Crowe processing circuit. A smelting furnace, assay laboratory, administration buildings, and an exploration drilling core logging facility are also located on the mine site. In 2009, the mine produced 96,000 ounces of gold and 1.5 million ounces of silver

     Prior Scott Wilson RPA involvement includes site visits and due diligence work of CSP on behalf of Peak Gold Ltd. (Peak Gold) during a business combination between New Gold, Metallica Resources Inc. (Metallica), and Peak Gold in June 2008.

SOURCES OF INFORMATION
     For this Technical Report, two site visits were made. Holger Krutzelmann, P.Eng., Scott Wilson RPA Principal Metallurgist, visited the site on April 18-20, 2008, to examine the mine operation, heap leach pad operation and construction, processing facilities, laboratory facilities, and the local village of Cerro San Pedro. As well, the mine nursery growing local indigenous plants was visited. During that visit, discussions were held with:

New Gold Inc. – Cerro San Pedro Mine	Page 2-1
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com
  Troy Fierro, Vice President of Operations, Metallica.
  Robert Martinez, Director, Metallica.
  Juan Guerrero Peralta, Ing., General Superintendent, MSX.
  Rogelio Muñoz Gutierrez, Environmental Superintendent, MSX.
  Gary Hawthorn, Westcoast Mineral Testing Inc.

     A second site visit was carried out by Richard Lambert, P.E., Scott Wilson RPA Principal Mining Consultant, and Christopher Moreton, Ph.D., P.Geo., Scott Wilson RPA Senior Consulting Geologist, on April 21-23, 2009. Mr. Lambert had previously been to the mine on November 1-3, 2005, and March 20-21, 2007. During that site visit, discussions were held with:

  Juan Guerrero Peralta, Ing., General Manager, MSX.
  Armando Gonzalez Palacios, Ing., Chief Geologist, MSX.
  Gerardo Olvera, Mine Manager, MSX.
  Mark Petersen, VP Exploration, New Gold.
  Michele Della Libera, Senior Exploration Geologist, New Gold.
  On-site staff involved in blasting, sample collection, assaying and exploration core logging.

     Scott Wilson RPA inspected and/or observed the blasthole operations, blasthole sample collection procedures, sample preparation and analysis facilities, and the building housing the Merrill-Crowe gold recovery circuit. A geological tour of the pit area was given by the Chief Geologist for MSX accompanied by the VP Exploration for New Gold. Mr. Della Libera (New Gold) gave a more extensive tour of the mine area geology and accompanied Mr. Moreton to the core storage area housing historical drill holes from previous exploration and development campaigns.

     Richard Lambert is responsible for reviewing the mining operations and reserve statement, while Christopher Moreton is responsible for reviewing the geology, resource statement, quality assurance/quality control (QA/QC) procedures and for compiling the report. Holger Krutzelmann is responsible for the metallurgical testing and mineral processing section of the report.

New Gold Inc. – Cerro San Pedro Mine	Page 2-2
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

     The documentation reviewed, as well as any other sources of information, is listed at the end of this report in Section 22, References.

LIST OF ABBREVIATIONS

     Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

µ	micron	kPa	kilopascal
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
µg	microgram	kWh	kilowatt-hour
A	ampere	L	litre
a	annum	L/s	litres per second
bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m2	square metre
cal	calorie	m3	cubic metre
cfm	cubic feet per minute	min	minute
cm	centimetre	MASL	metres above sea level
cm2	square centimetre	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft2	square foot	oz	Troy ounce (31.1035g)
ft3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	ppm	part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	second
gpm	Imperial gallons per minute	st	short ton
gr/ft3	grain per cubic foot	stpa	short ton per year
gr/m3	grain per cubic metre	stpd	short ton per day
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonne per year
hp	horsepower	tpd	metric tonne per day
in	inch	US$	United States dollar
in2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	yd3	cubic yard
km/h	kilometre per hour	yr	year
km2	square kilometre

New Gold Inc. – Cerro San Pedro Mine	Page 2-3
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

3 RELIANCE ON OTHER EXPERTS

     This report has been prepared by Scott Wilson RPA for New Gold. The information, conclusions, opinions, and estimates contained herein are based on:

  Information available to Scott Wilson RPA at the time of preparation of this report;

  Assumptions, conditions, and qualifications as set forth in this report; and

  Data, reports, and other information supplied by New Gold, MSX and WLR Consulting, Inc. and other third party sources.

     For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by New Gold. Scott Wilson RPA has not researched property title or mineral rights for the CSP Mine and expresses no opinion as to the ownership status of the property.

     Scott Wilson RPA has relied on New Gold for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the CSP Mine.

     Except for the purposes legislated under provincial securities law, any use of this report by any third party is at that party’s sole risk.

New Gold Inc. – Cerro San Pedro Mine	Page 3-1
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

4 PROPERTY DESCRIPTION AND LOCATION

LOCATION
     The CSP Mine is located at Latitude 22° 13’ North and Longitude 100° 48’ West in central Mexico in the state of San Luis Potosí, approximately 400 km north of Mexico City along the interstate highway connecting Mexico City with Monterrey, and approximately 20 km east-northeast of the city of San Luis Potosí, which is the state capital. The CSP Mine is operated by New Gold’s wholly owned subsidiary, Minera San Xavier, S.A. de C.V. (MSX). A location map for the project is presented in Figure 4-1.

     The project survey control is based on the Universal Transverse Mercator (UTM) coordinate system. It is based on the Zone 14 North projection, using the World Geodetic System 1984 (WGS’84) datum. The UTM coordinates place the Cerro San Pedro deposit at 2,458,200N and 314,300E at an elevation of 2,100 MASL.

LAND TENURE
MINERAL CONCESSIONS
     The mineral rights at the CSP Mine consist of 53 mineral concessions, covering an area of 7,719 ha. The concessions are shown in Figure 4-2. The majority of mineral concessions have been acquired through purchase agreements and, to a lesser extent, through staking. The unique mineral concessions begin to expire in December 2036 through October 2058, subject to the timely filing of periodic reports and payment of taxes to the Dirección General de Minas [Directorate General of Mines] (DGM). These concessions may be extended for an additional 50-year period. MSX does not anticipate that extensions to the mineral concessions will be required at present. All of the mineral concessions are held by MSX without any encumbrances except for an optioned property from Antonio Alvarez Ruiz (#31 and #32), which is subject to a note agreement with an outstanding balance of US$675,000 as of March 13, 2008. The note does not bear interest and is payable in annual instalments of US$75,000 from March 2008 through March 2016.

New Gold Inc. – Cerro San Pedro Mine	Page 4-1
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

EL MEZQUITE
ENRIQUE ESTRADA
EL HUISACHE
RANCHO NUEVO
PALMA DE LA CRUZ
2460000 N
2455000 N
2450000 N
305000 E
310000 E
315000 E
N
EAST WASTE DUMP
OPEN PIT
Truck Shop
WEST WASTE DUMP
Cerro de San Pedro
Office and Lab
LEACH PAD
Leach Ponds and Process Plant
TO SAN LUIS POTOSI
La Zapatilla (Relocated)
CUESTA DE CAMPA
EL PORTEZUELO
LOS GOMEZ
LA CRUZ
QUIROZ
LA FLORIDA
PANALILLO
LA LIBERTAD
0 0.5 1.0 1.5 2.0
Kilometres
Concepcion
102°
100°
24°
22°
Ciudad Victoria
Matehuala
Tula
Zacatecas
MINE LOCATION
SAN LUIS POTOSI
Aguascalientes
0 25 50 75 100 Km
United States
Mexico
Gulf of Mexico
San Luis Potosi
Pacific Ocean
Mexico City
32°
24°
16°
112°
104°
96°
88°

Figure 4-1

New Gold Inc.

Cerro San Pedro Mine

State of San Luis Potosí, Mexico

Location Map

February 2010

Source: New Gold Inc., 2009.

New Gold Inc. – Cerro San Pedro Mine	Page 4-2
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

310,000 E
315,000 E
320,000 E
2,460,000 N
2,455,000 N
2,450,000 N
N
Legend:
Concesiones Mineras - Minera San Xavier, S.A. de C.V. Grupo "La Princesa"
Concesiones Mineras - Minera San Xavier, S.A. de C.V. No Agrupadas
Concesiones Mineras - Minera Las Cuevas, S.A. de C.V. (cont.opcion a compra msx)
Concesiones Mineras - de Interes Para MSX (titulos cancelados)
Concesiones Mineras - Otros Concesionarios
0 1000 2000 3000 4000 5000
Metres
Figure 4-2
New Gold Inc.
Cerro San Pedro Mine
State of San Luis Potosí, Mexico
Concession Map
February 2010
Source: New Gold Inc, 2009.

New Gold Inc. – Cerro San Pedro Mine	Page 4-3
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

SURFACE RIGHTS
     The surface rights are controlled by both private and communal parties. The communal parties are called an ejido, which is a communal agrarian structure that has governed approximately half of the agricultural land in Mexico since the land reform that followed the 1910 Mexican Revolution. In order to build and operate the CSP Mine, surface rights agreements were required. Since 1997, MSX has maintained surface occupation lease agreements with the three ejidos and the possessionary right holders that own property in the CSP Mine area. In addition, MSX has been granted temporary occupation licences for these areas by the DGM, which provides additional certainty of land tenure. Finally, in early 2008, MSX entered into an agreement with the ejido of Cerro San Pedro to purchase the title to the surface lands covering the mine area and haul road. A total of 470 ha are under lease agreements. The leases grant MSX temporary occupancy for a period of 15 years (through January 2011), and may be extended by MSX for an additional 15 years.

     MSX holds a Temporary Occupancy and Right of Way Authorization from the Federal Mining Bureau for ejido Cerro de San Pedro land and ejido Palma de la Cruz land. This authorization provides MSX with federally mandated surface rights access over the life of the mine. MSX, therefore, has two levels of protection with respect to surface rights access to ejido Cerro de San Pedro land: a 15-year lease agreement with the possessionary right holders, and a Temporary Occupancy and Right of Way Authorization issued by the Federal Mining Bureau. MSX also has two levels of protection with respect to surface rights access to ejido Palma de la Cruz land: a 15-year lease agreement with ejido Palma de la Cruz, and a Temporary Occupancy and Right of Way Authorization issued by the Federal Mining Bureau. MSX has a 15-year surface rights lease agreement with ejido Cuesta de Campa, which controls surface rights access to approximately 20% of the leach pad area. The area of the surface rights is shown in Figure 4-3.

ROYALTIES
     The only outstanding royalty is a 1.95% gross value royalty owned by Franco-Nevada Corporation.

New Gold Inc. – Cerro San Pedro Mine	Page 4-4
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

311,000 E
312,000 E
313,000 E
314,000 E
315,000 E
316,000 E
2,459,000 N
2,458,000 N
2,457,000 N
2,456,000 N
2,455,000 N
N
East Waste Dump
Open Pit
West Waste Dump
Primary Crusher
Ore Stockpile
Explosive Storage
Secondary and Tertiary Crusher
Explosive Storage Access Road
Mine Service Access Road
Legend:
"Palma de la Cruz" Ejido (136.16 Has.)
"Cerro San Pedro" Ejido (291.35 Has.)
"Cuesta de Campa" Ejido (42.98 Has.)
0 500 1000 1500 2000
Metres
La Zapatilla Boundary Private Properties
Leach Pad Boundary
LEACH PAD BOUNDARY
La Zapatilla Boundary Private Properties
La Nueva Zapatilla
February 2010
Source: New God Inc., 2008.

Figure 4-3

New Gold Inc.

Cerro San Pedro Mine

State of San Luis Potosí, Mexico

Surface Rights Map

4-5

SCOTT WILSON RPA	www.scottwilson.com

ENVIRONMENTAL PERMITTING REQUIREMENTS
     Mexican environmental regulations addressing permitting and operation of mines have been subject to significant changes in recent years, with new standards and policies continuing to be developed. The General Law on Ecological Equilibrium and Protection of the Environment requires certain types of projects, including mining operations, to complete a Manifestación de Impacto Ambiental [Manifest of Environmental Impact] (MIA), if the project has the potential to cause an ecological imbalance or to exceed limits and conditions in applicable environmental regulations.

STATUS OF PERMITS
     MSX was issued an Environmental Authorization with respect to its MIA for the CSP Mine by the Mexican federal agency, Secretaría de Medio Ambiente y Recursos Naturales [Secretariat of Environment and Natural Resources] (SEMARNAT) in February 1999 (the “1999 Environmental Authorization”). An Environmental Authorization evidences approval of an environmental impact statement (called a Manifestación de Impacto Ambiental, or “MIA”) and is the primary federal authorization required for the approval of a mine. .

     In June 2004, a Mexican Federal Appeals Court rendered a judgment in favour of a group opposing the Cerro San Pedro project that was seeking nullification of the 1999 Environmental Authorization. The legal action brought by the opposition group claimed that the 1999 Environmental Authorization violated various environmental laws and standards, and a local land use plan. The Appeals Court directed that the case be sent back to the Administrative and Fiscal Court which rendered a decision in September 2004 ordering SEMARNAT to nullify the 1999 Environmental Authorization and issue a new one. After another series of appeals a final Administrative and Fiscal Court judgment was issued in 2005. In April 2006, SEMARNAT issued MSX a new Environmental Authorization that complied with the requirements of the Federal Court order (the “2006 Environmental Authorization”). The 2006 Environmental Authorization is valid for a twelve-year period through April 2018. MSX may be required to apply for an extension within 60 days of the April 2018 expiration date in order to extend the term to adequately cover the proposed mining and reclamation period. The current mine plan completes mining in 2014. The 2006 Environmental Authorization lists over 90 conditions that MSX is required to satisfy, most of which relate to the reclamation phase of the project, and includes the establishment of reclamation funding requirements for the project.

New Gold Inc. – Cerro San Pedro Mine	Page 4-6
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

     In 2006, a group opposing the project filed a lawsuit against SEMARNAT alleging that SEMARNAT did not comply with the Federal Court order when it issued the 2006 Environmental Authorization. A series of motions and appeals followed, culminating in a September 2009 Administrative and Fiscal Court ruling that ordered SEMARNAT to cancel the 2006 Environmental Authorization, which SEMARNAT did in November 2009. The cancellation was followed by the Mexican federal environmental enforcement agency, Procuraduría Federal de Protección al Ambiente (PROFEPA), ordering MSX to suspend mining activities. MSX appealed the PROFEPA order, and in December 2009 was granted an injunction allowing it to continue operating pending a final resolution of the litigation on the merits. As a result of the injunction, operations recommenced.

     The 2006 Environmental Authorization lists various conditions which MSX is required to observe with respect to its operations at Cerro San Pedro. Most of these items are normal business activities associated with operating a mine.

     MSX’s mining operations require the use of explosives. Mexican law requires all companies that use explosives to obtain a federal explosives permit on an annual basis from the Mexican National Defence Agency, Secretaría de la Defensa Nacional (SEDENA). In addition to the annual federal explosives permit, MSX is also required to obtain a quarterly explosives permit from the regional San Luis Potosi detachment of SEDENA. In December 2009, the same group opposing the Cerro San Pedro project obtained an injunction from a District Court in San Luis Potosi prohibiting SEDENA from renewing the explosives permit for CSP. The basis of the claim is privation of approximately 290 ha of ejido lands, notwithstanding the 1997 lease of the same lands by the Cerro San Pedro Ejido to MSX and the 2005 obtaining by MSX of temporary occupation permits under the Mining Law. Also in December, MSX filed a motion asking the judge to suspend the order prohibiting use of explosives until a final judgment. In January 2010, the opposition group appealed MSX’s motion to a Federal Court. The hearing on the merits, the motion to suspend, and the opposition group’s appeal of the motion are working their way through the Mexican legal process but could take a number of weeks to resolve before blasting can be resumed. This Technical Report assumes the permit is received by April 1, 2010.

New Gold Inc. – Cerro San Pedro Mine	Page 4-7
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

     MSX has municipal construction and operating licences which are renewed on an annual basis. MSX has been granted a local Land Use Licence that includes numerous conditions and recommendations which MSX has agreed to fulfill. These include 1) the stabilization of the Cerro San Pedro Apostle Church, and 2) the formation of a technical committee to oversee an environmental audit of the project.

     The structural stabilization of the church and installation of blast monitoring equipment near the church will be done directly by MSX, which has deposited approximately $235,000 in a bank trust account as a deposit towards the estimated cost of the stabilization program. A federal governmental agency reviewed the proposed stabilization work plans and INAH has been notified. MSX will commence work on the program as soon as INAH instructs MSX to begin.

     MSX must also comply with conditions in other permits and licences that have been issued by various regulatory and governmental authorities. Although MSX believes that it is currently in compliance with its existing permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that MSX is not in compliance with its existing permits, MSX’s operations could be negatively affected.

ENVIRONMENTAL PERMITTING COMPLIANCE
     The Environmental Authorization includes certain conditions that must be met and ongoing compliance that must be performed in order to maintain the permit in good standing. The most significant conditions relate to the reclamation activities that must be performed at the end of the mine life. In March 2008, Procuraduría Federal de Protección al Ambiente [Federal Office for Environmental Protection] (PROFEPA) conducted a complete review of the CSP Mine and issued a report that MSX was in substantial compliance with the terms of the Environmental Authorization.

New Gold Inc. – Cerro San Pedro Mine	Page 4-8
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

     The closure and reclamation plan for the CSP Mine has been developed by MSX with the assistance of independent consultants with the specific objective of leaving the land in a useful, safe, and stable configuration capable of supporting native plant life, providing wildlife habitat, maintaining watershed functions, and supporting limited livestock grazing. SEMARNAT has agreed to allow MSX to fund its reclamation obligation during mining operations; however, negotiations with SEMARNAT to determine the interim funding requirements have not yet been finalized. The schedule for completing the closure activities is controlled by the requirements contained in the Environmental Authorization; specifically that site reclamation is required to be completed within four years of final processing.

New Gold Inc. – Cerro San Pedro Mine	Page 4-9
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,
INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY
     The CSP Mine is located 400 km north of Mexico City along Federal Highway 57 (Carretera Federal 57) connecting Mexico City with Monterrey. The site is located 20 km east-northeast of the city of San Luis Potosí. The mine site can be easily reached via a 10 km secondary road extending from the Periferico Oriente to the village of Cerro San Pedro. The San Luis Potosí International airport has daily flights to Houston and Dallas, USA, Mexico City and Monterrey, Mexico, as well as other cities.

CLIMATE
     The climate for Cerro San Pedro is semi-arid, with an average precipitation of 350 mm per year. The warmest months are from April through September, averaging 20.1°C, with a maximum temperature averaging 29.2°C in May. The coldest months are December through February, with an average temperature of 7.4°C and a minimum temperature averaging –4.4°C in December. West winds prevail 160 to 240 days of the year.

LOCAL RESOURCES
     The San Luis Potosí region has a long history of mining activity. Consequently, mining suppliers and contractors are locally available. The local employment market includes a readily available pool of skilled workers covering a broad range of professions and trades. Both experienced and general labour is readily available from the San Luis Potosí area, the state capital with a population of approximately 685,000 people (2005 Census). MSX has had success in hiring experienced staff and personnel with good mining expertise.

New Gold Inc. – Cerro San Pedro Mine	Page 5-1
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

INFRASTRUCTURE
ELECTRICAL POWER
     Electricity for the mine is provided through a 115 kV power line that runs to a location near the processing facilities. In addition, MSX has acquired a diesel generator as a backup power system for the process facilities.

WATER
     Water rights are federally owned in Mexico and administered by an agency of the federal government known as the Comisión Nacional del Agua [National Water Commission] (CNA). CNA granted water concessions to private parties throughout the defined San Luis Potosí Hydrologic Basin (the Basin). As no new water rights are being issued in the Basin, new users of water must purchase rights from private parties that received the water concessions from the CNA. The CSP project is forecast to use a maximum of approximately one million cubic meters of water per year. MSX has acquired titles for pumping rights for 1,010,234 m3 per year, which generally must be renewed with CNA at various intervals during mine operations. MSX has also acquired an additional 360,000 m3 of water rights for which it is awaiting receipt of title from CNA. This brings the total to 1,370,234 m3, which is in excess of the estimated mine requirements.

     The 1.4 million cubic meters of water rights that are owned or leased by MSX have been acquired from various wells throughout the Basin. All of these water rights have been, or will be, transferred to a well at La Zapatilla. La Zapatilla well was constructed by MSX and has a total pumping capacity of approximately two million cubic meters of water per year. La Zapatilla well is located 1.5 km west of the leach pad, which is where most of the mine’s water consumption takes place.

HEAP LEACH PAD
     The heap leach pad is approximately 3 km by haul road southwest of the CSP Mine. The leach pad has been designed by Vector Engineering Inc. with total capacity of a nominal 100 million tonnes. As of December 2009, there was remaining capacity of a nominal 75 million tonnes.

New Gold Inc. – Cerro San Pedro Mine	Page 5-2
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

PHYSIOGRAPHY
     The CSP Mine is located at the margins of two physiographic provinces, the Sierra Madre Oriental to the east and the Mesa Central to the west. It lies within the Sierra de Cerro San Pedro, which is characterized by moderate to rugged relief with elevations ranging between 1,800 MASL and 2,300 MASL. The vegetative cover consists of various shrubs, mesquite, and cactus.

New Gold Inc. – Cerro San Pedro Mine	Page 5-3
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

6 HISTORY

     The Cerro San Pedro district has undergone several periods of significant mineral production dating back more than 400 years. Initial mining activity is reported to have begun in 1575 when the Spanish discovered outcropping bonanza-type gold and silver mineralization. Mining continued until 1663 when a mine fire collapsed the main production stope, effectively curtailing organized mining activity in the area for the next two hundred years. Although there are no reliable production records for this period, it is estimated that approximately 200,000 to 500,000 ounces of gold and 2 million to 5 million ounces of silver were produced from near-surface, high-grade ores by the Spanish.

     The second major period of mining activity began in 1870 when Minera La Victoria y Anexas consolidated approximately 80% of the district. During this period, La Victoria Company drove the Victoria adit beneath the collapsed stope in an attempt to regain access to the bonanza-grade orebodies that had been mined by the Spanish. Concurrently, El Barreno Company developed an underground mine in the adjacent Barreno Hill area to the south. By 1904, there were more than 100 active mines in the district. All mining operations were reportedly suspended between 1925 and 1930. In 1930, mining activity resumed when the American Smelting and Refining Company (ASARCO) acquired La Victoria and Barreno properties and began mining a combination of near-surface oxide ores by open pit (on Barreno Hill) and high-grade sulphide ore from underground in an area approximately 500 m to the south. ASARCO’s production continued uninterrupted until 1948 when mining operations ceased due to a labour dispute. ASARCO’s total production during this period is reported as approximately 300,000 ounces of gold, 22 million ounces of silver, 405 million pounds of zinc, 224 million pounds of lead, and 93 million pounds of copper.

New Gold Inc. – Cerro San Pedro Mine	Page 6-1
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

    The advent of modern heap-leach technology in the early 1970s resulted in renewed interest in the Cerro San Pedro district, with successive exploration campaigns by companies that included Geocon, Bear Creek Mining Company (Bear Creek), Compañía Fresnillo (Fresnillo) and ultimately MSX (April 1995). MSX completed the first feasibility study for the project in March 1997. In early 1998, Metallica Resources Inc. (the parent company of MSX) executed a 50:50 joint venture agreement with Cambior Inc. (Cambior) to further develop the property. Cambior’s activities resulted in the completion of a second feasibility study for the project. Cambior sold its interest in MSX to Glamis Gold Ltd. (Glamis) in May 2000. In November 2000, Glamis completed a third feasibility study for the project which serves as the basis for the open-pit heap leach currently in operation. In February 2003, Metallica acquired Glamis’ 50% interest in the project, excluding a royalty on net proceeds. The latter was subsequently acquired and cancelled by Metallica in 2004. The only remaining royalty on the project is a 1.95% gross value royalty owned by Franco-Nevada Corporation.

     Construction of Metallica’s 100%-owned Cerro San Pedro gold and silver heap-leach, open-pit mine began in 2004, and was expected to take approximately nine months to complete. The project encountered delays with the construction schedule in 2004, 2005, and 2006 resulting from various legal challenges involving surface rights access, the explosives permit, and other permits and licences. Most of these challenges were resolved by 2006, which enabled the company to complete construction of the mine and begin commercial production on May 1, 2007.

New Gold Inc. – Cerro San Pedro Mine	Page 6-2
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

7 GEOLOGICAL SETTING

REGIONAL GEOLOGY
     The following discussion was supplied by New Gold. Scott Wilson RPA believes that the information is accurate and can be relied upon.

     The Cerro San Pedro mining district is located within the Parras Nappe section of the Eastern Sierra Madre fold belt of northeastern Mexico (Tardy et al., 1975; Tardy et al. 1976) along the contact with the Central Mesa plateau to the west. The Parras Nappe is part of a larger system of Laramide-age, supracrustal anticlinoria comprising the Mexican fold and thrust belt, which has been described previously by various workers including De Cserna (1956), Tardy (1980), Suter (1984), and Campa, (1985).

     The local stratigraphic section is dominated by the early Cretaceous La Peña (Aptian) and Cuesta del Cura (Albian) Formations (De Cserna and Bello-Barradas, 1963; Labarthe et al., 1982). Both formations represent deepwater fore-slope and basin facies deposited along the western margin of the Valles-San Luis Potosí carbonate platform (Carillo, 1971; Lopez, 1981; Aranda-Gomez et al., 2000). Lithologies consist of thin- to medium-bedded calcareous mudstones with locally interbedded shale, chert and carbonate slide breccias. Tectonism within these units is characterized by thin-skinned, east-northeast directed compression and shortening (denoted as D1), which resulted in a series of sinuous, northerly-trending, east-verging, overturned anticlinal folds and associated thrust faults. These structures locally deflect and dilate along younger crosscutting northeast trending transverse wrench faults that developed under northwest-southeast directed compression (denoted as D2) (Caddey, 1995 & 1996; Della Libera, 1996; Petersen et al., 2001). Fold hinges and zones of wrench faulting commonly show moderately developed fault-related (S-C) fabric and shear foliations suggesting that D1 and D2 occurred under largely brittle-ductile conditions and were likely closely linked in time.

     A map of the regional geology is shown in Figure 7-1.

New Gold Inc. – Cerro San Pedro Mine	Page 7-1
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

Cerro San Pedro Project
SOLEDAD DE GRACIANO SÁNCHEZ (Cab. Mpal.)
SAN LUIS POTOSÍ (CAP. EDO.)
SIMBOLOGÍA
CUATERNARIO
TERCIARIO PALEÓGENO
CRETÁCICO SUPERIOR
INFERIOR
ROCAS ÍGNEAS INTRUSIVAS
COLUMNA GEOLÓGICA
RESUMEN
ELEMENTOS ESTRUCTURALES
SÍMBOLOS MINEROS
DEPÓSITOS MINERALES
SÍMBOLOS TOPOGRÁFICOS
LOCALIZACIÓN
SAN LUIS POTOSÍ F14-A84
N
0 1 2 3 4 5
Kilometres

Figure 7-1

New Gold Inc.

Cerro San Pedro Mine

State of San Luis Potosí, Mexico

Regional Geology Map

February 2010

New Gold Inc. – Cerro San Pedro Mine	Page 7-2
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

LOCAL GEOLOGY
     The Cerro San Pedro mining district centers on one such D1/D2 structural deflection. A Laramide-age pluton, the San Pedro porphyry, was emplaced within a zone of dilation formed at the intersection of west-dipping thrusts and/or axial planar reverse faults with a system of northeast-striking dextral wrench faults (Figure 7-2). Intrusion and subsequent hypogene mineralization of the San Pedro porphyry occurred during early Paleocene time as indicated by a whole rock K/Ar age for fresh porphyry of 64 +/- 3.2 Ma (Santa Fe, 1996) and a sericite Ar/Ar date for altered porphyry of 64.56 +/- 0.76 Ma (Winterbourne, 1999). The overlapping ages for fresh and altered porphyry clearly indicate that emplacement of the San Pedro porphyry and related hypogene sulphide mineralization took place between about 67 and 62 Ma.

     Timing of porphyry emplacement and hypogene sulphide mineralization also provides a lower limit for the timing of Laramide deformation in the region. Previous work by Caddey (1995) noted that the style of folding and thrusting corresponded to the Sevier Orogeny and probably occurred sometime during the middle to late Cretaceous and prior to the intrusion of the San Pedro porphyry. More recent work by Keith (2004) and other authors, however, has determined that much of the San Pedro porphyry was emplaced during reverse slip associated with D1 east-northeast-directed shortening and likely continued through subsequent southeast directed D2 compression and wrench faulting. Moreover, the floor of the San Pedro porphyry sill is now interpreted as a major thrust fault that juxtaposes older La Peña limestones against younger Cuesta del Cura limestones. This floor thrust is exposed along the entire length of Sierra de San Pedro

     These observations suggest that the San Pedro porphyry was dynamically emplaced and mineralized during the D1 and D2 folding, thrusting and wrench faulting, effectively constraining the timing of these events to the early Paleocene. Subsequent uplift and erosion of the San Pedro porphyry and mineralized country rocks during Laramide time is implied by two K/Ar radiometric ages for alunite of 54.6 +/- 1.4 Ma and 47.6 +/- 1.3 Ma (Winterbourne, 1999). An upper limit to uplift and erosion is provided by middle Eocene age andesitic flows of the Casita Blanca Formation (44.1 + 2.2 Ma) which unconformably overlie the Cretaceous limestones (Labarthe et al., 1982). In the southern Cerro San Pedro area, Casita Blanca andesite directly overlies mineralized limestone several tens of meters above the San Pedro porphyry, suggesting that exhumation, and possibly oxidation, of the San Pedro mineralized system was well-advanced by middle Eocene time.

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SCOTT WILSON RPA	www.scottwilson.com

Pit Limit
Kh
Hospital
Kb
Barreno
Kg
Begonia
Tp
Porphyry
Fill
Kh
Hospital
Tr
Rhyolite
Kh
Barreno MnOx
Qal
Quaternary
Kb
Barreno
Kb
Barreno
LEGEND
Fill
MAN-MADE COVER: rubble, mine dump, roads and buildings
Q
ALLUVIUM (Qal): reworked as road bed
COLLUVIUM (Qc): transported soil and rock, commonly caliche cemented
Qt
TALUS: angular blocks of rhyolite tuff
Angular Unconformity
Tr
RHYOLITE TUFF: quartz-alkali feldspar welded tuff
KbMn
BARRENO MEMBER (MANGANESE): medium-bedded, limestone, shale partings
Angular Unconformity
Td
QUARENO DIORANTE
Folding Event
Kb
BARRENO LIMESTONE: Thin bedded limestone with chert interbeds; breccia syum sedimentary
Kh
HOSPITAL LIMESTONE : Thin to thik limestone with nodules to discontinuous bands of chert
Kg
BEGONIA MEMBER: medium-bedded limestone, shale partings
Contact
Fault
Mineralized Fault
Strike and Dip of Beds and of Overturned Beds
Strike of Vertical and Horizontal Beds
Strike and Dip of Fault and Vertical Fault
Strike and Dip of Cleavage
Strike and Dip of Foliation in Volcanic Rocks
Breccia Zone
Thrust
Shrinkage or Subsidence
Overturned Syncline Axis
Overturned Anticline Axis
Shaft
Roads
N
0
100
200
300
400
Metres

Figure 7-2

New Gold Inc.

Cerro San Pedro Mine

State of San Luis Potosi, Mexico

Local Geology Map

February 2010

Source: New Gold Inc., 2009.

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Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

     Post-Laramide deformation is characterized by Basin and Range style extensional block faulting accompanied by the eruption of the San Luis volcanic units and formation of the Villa de Reyes graben lying immediately to the west of the Sierra de San Pedro. Volcanic units cover the southern third of the Sierra San Pedro area and include the Oligocene Santa Maria Ignimbrite (34 +/- 0.9 Ma; Winterbourne, 1999) and the Portezuelo latite (30.6 +/- 1.5 Ma) (Labarthe et al., 1982; Maynard, 1996). These units unconformably overlie the Cretaceous limestones and Eocene continental clastic and andesite flow units discussed above. Subsequent block faulting and graben formation occurred between 29 and 27 Ma along two sets of intersecting north-northeast and northwest oriented normal fault systems (Labarthe et al., 1982; Nieto-Samaniego et al., 1997). Final exhumation and supergene oxidation of the San Pedro mineralized system occurred shortly thereafter, as evidenced by Ar/Ar dating of alunite from the oxidized San Pedro porphyry which yielded an age of 24.15 +/- 0.13 Ma (Winterbourne, 1999).

PROPERTY GEOLOGY
     The Cerro San Pedro deposit is a gold-silver-zinc-lead plus minor copper mineral resource that is hosted within a late Cretaceous to early Tertiary monzodiorite porphyry. The porphyry has intruded a sequence of Cretaceous limestones that suffered broad-scale regional tectonic folding and faulting during the Laramide orogeny. The geometry of the San Pedro porphyry, as defined by surface mapping and drill hole intercepts, is that of an elongate (1.5 km to 2.0 km long by 200 m to 400+ m thick) wedge-shaped body emplaced along a westerly-dipping system of thrust faults. In general, the complex deformational history of pre-mineral faulting, folding, and intrusion of the San Pedro porphyry are the primary factors behind the localization of the mineralization in the Cerro San Pedro mining district.

New Gold Inc. – Cerro San Pedro Mine	Page 7-5
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SCOTT WILSON RPA	www.scottwilson.com

     Available drill hole and underground mine geology information indicates that the mineralized portions of the San Pedro porphyry extend for at least 1.5 km within a south-southwest trending zone of mineralization that has been the focus of mining and exploration since the mid-1600s. Modern surface exploration work in the district indicates this mineralized trend remains largely unexplored for at least another one kilometre south from the area of historical underground mining.

     The San Pedro porphyry is a holocrystalline porphyritic rock of metaluminous alkali-calcic composition (Petersen et al., 2001). Modal mineralogy consists of 35 to 55 volume percent fine- to medium-grained phenocrysts of plagioclase (20-35%), biotite (15-20%), hornblende (10-15%), K-feldspar (~5%), and quartz (1-2%), within an aphanitic groundmass consisting of quartz (15-18%) and K-feldspar (15-17%) (Winterbourne, 1999). Petersen et al. (2001) characterized the San Pedro porphyry as a quartz diorite, however, more recent work suggests the term ‘monzodiorite’ better fits its higher modal K-feldspar content (Keith, 2004).

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Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

8 DEPOSIT TYPES

     Mineralization within the Cerro San Pedro district fits within two general classes of deposit types: 1) intrusion-hosted stockwork and/or disseminated sulphides/oxides within the San Pedro porphyry, and 2) carbonate replacement deposits (CRD) containing oxides and manto-style sulphides within the adjacent limestone.

     The mineralization within the porphyry is typically associated with broad zones of brittle-ductile shearing. Higher grade zones are preferentially developed along the upper and lower porphyry–limestone contacts and within some of the penetrative, through-going structures, such as the Mendes, Princesa and Abundancia fault systems which serve as the primary structural controls to mineralization in the mine. Away from these structures, the mineralization is disseminated and lower grade. Oxidation has enhanced the grade at the porphyry–limestone contact and this part of the deposit provides the bulk of the economic mineralization at the mine.

     Typically, the replacement mineralization within the limestone at CSP has one of the following geometries:

  tabular shaped at the porphyry–limestone contact
  tabular to elongate fault-controlled veins and breccias
  circular to ovate, shallow to steeply raking breccia pipes/stockwork alteration zones

     MSX has a detailed knowledge of the structure and geology at CSP. It is using this knowledge to plan its exploration programs within both the sulphide-rich portions of the deposit and other areas of the property.

New Gold Inc. – Cerro San Pedro Mine	Page 8-1
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SCOTT WILSON RPA	www.scottwilson.com

9 MINERALIZATION

     The mineralization at Cerro San Pedro has two principal forms: 1) gold and silver within iron oxide minerals, and 2) gold, silver, zinc, and lead (plus minor, locally occurring copper) within sulphides. Both styles of mineralization are hosted within a well-developed system of crosscutting fractures (stockwork) in the San Pedro porphyry and along faults and fractures that extend into the surrounding limestone country rock. In addition, secondary oxide-hosted gold and silver mineralization is present in the near-surface parts of the Cerro San Pedro district. Here, surficial weathering and oxidation has removed zinc, lead and copper from pre-existing primary sulphide minerals. The majority of the current mineral resources and reserves are contained within the gold and silver bearing oxide portion of the Cerro San Pedro deposit. Although no mineral resources or reserves have been defined for the deeper sulphide-rich portion of the deposit, gold, silver, zinc, lead, and minor amounts of copper were mined from high-grade sulphide deposits along the contact of the San Pedro porphyry and limestone country rocks.

     Sulphide-dominated mineralization at CSP occurs in two modes: 1) low-grade porphyry-hosted stockwork and disseminated sulphides, and 2) high-grade polymetallic semi-massive to massive sulphide mantos replacing the adjacent limestones. The dominant sulphide minerals are pyrite, sphalerite, and galena.

     The Cerro San Pedro district covers a one by two kilometre area. It is centred upon an uplifted block of San Pedro porphyry, and its overlying limestone, which is locally referred to as the Begoñia horst. Within this area, D1 structures are characterized by overturned east verging anticlines and synclines with a gentle northerly plunge. Bedding-parallel reverse faults and penetrative thrusts develop where fold axial surfaces are flatter; shear failure is more apparent within the hinge zones of synclines. Within the central horst, a series of northerly striking D1 faults, locally referred to as the Mendez fault system, serves as one of the primary controls to mineralization in the district. D2 structures are characterized by steeply north and south dipping faults that cut and offset earlier D1 structures. These represent a second set of mineralization controls in the district. In combination with the upper contact of the San Pedro porphyry, the D1 and D2 structures are the principal mineralization controls in the district. Historic production stopes in the district define a moderately plunging southwest trend, extending over a horizontal distance of approximately 1.5 km with a vertical range of at least 750 m. This mineralization trend remains open at depth.

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     The local stratigraphic section is dominated by two units: 1) a medium-bedded, silty to locally carbonaceous micritic unit with minor calcareous shales known as La Peña Formation, and 2) a more thinly bedded, finely crystalline limestone unit with interbedded cherts known as the Cuesta del Cura Formation (Maynard, 1995; Petersen et al., 2001). The Cuesta del Cura section also contains a 5 m to 15 m thick, massive carbonate-slide breccia that serves as a key marker horizon in the district (Maynard, 1995). Carbonate replacement-style mineralization occurs throughout the local stratigraphic section, but tends to be preferentially developed in the siltier calcareous mudstone units of La Peña Formation, which contains a greater proportion of siliciclastic material (Winterbourne, 1999; Keith, 2004). Typical geometries for Carbonate Replacement Deposits (CRDs) include tabular mantos and fault-controlled veins and breccias, and circular to ovate chimney breccias formed at fault intersections.

     Nearly all fault structures in the San Pedro district are mineralized to some extent, with zones of extensional dilation, tectonic brecciation and penetrative shearing serving as the preferred loci for mineralization. Within the folded and faulted limestones, mineralization tends to occur along zones of Riedel tensional dilation and shearing (Keith, 2004). These zones occur both along the limestone–porphyry contact and in favourable limestone stratigraphy on the footwall side of steeply dipping reverse faults that extend into the limestone hanging wall. Well-developed, penetrative shears and stockwork fractures within the San Pedro porphyry are also a host to the mineralization (Caddey, 1996; Petersen et al., 2001).

     The gold-silver mineral reserve currently being mined at the CSP Mine occurs within an ovate body of supergene limonitic and jarositic oxides centred on the Begoñia horst and extending into adjacent down-dropped fault blocks to the north and south (Figure 9-

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1). The reserve covers an approximate 800 m by 500 m area and has been defined to depths of 200 m to 300 m below the pre-mining topographic surface. The nominal limit of any economic mineralization is largely defined by the extent of secondary supergene silver enrichment which gives a three- to four-fold increase in silver grade within the oxide zone. Deep exploration drilling in the Begoñia horst has intercepted porphyry-hosted oxide mineralization to depths in excess of 500 m. However, gold and silver grades are currently uneconomic at these depths.

     Secondary (supergene) gold-silver mineralization in the limestones occurs within an assemblage of vuggy goethite + jarosite + hematite and manganese oxides. These minerals are associated with lead and/or zinc oxides and carbonates, secondary calcite, gypsum and anhydrite as well as other minerals commonly associated with oxidized carbonate replacement sulphide systems. Within the underlying San Pedro porphyry, secondary gold-silver oxide mineralization occurs within an assemblage of supergene goethite + jarosite + hematite and late alunite-kaolinite alteration that has been superimposed on earlier sericitic and propylitic alteration assemblages (Winterbourne, 1999; Petersen et al., 2001). Within the oxidized zone in both the limestones and porphyry, gold and silver typically occur independently as discrete, micron-sized, native grains (Victoria, 1990), a favourable characteristic for cyanide heap-leach extraction methods.

     Primary (hypogene) mineralization in the limestones is typified by semi-massive to massive sulphide replacement bodies consisting of pyrite + pyrrhotite, sphalerite and galena, with minor chalcopyrite. Wallrock alteration is characterized by decarbonatization (“sanding”) of the limestones and local remobilization of carbon proximal to carbonaceous sections of La Peña limestones. Porphyry-hosted sulphide mineralization is characterized by one to seven volume percent pyrite + sphalerite stockwork veinlets and disseminations, with local trace amounts of galena, chalcopyrite, tetrahedrite and arsenopyrite. Gold occurs as micron-sized blebs contained exclusively within pyrite grains; no gold has been observed in association with accessory arsenopyrite or other sulphides. Silver occurs primarily as either acanthite or argentite, but is locally observed as a minor admixture in native gold grains (Victoria, 1990).

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Figure 9-1

New Gold Inc.

Cerro San Pedro Mine

State of San Luis Potosí, Mexico

Open Pit Geology Map

Final Oxide Pit Limit
0 100 200 300 400
Metres
N
Area of historic underground mining
Haul Road
Kg
Kb
Td
Tv
Projected DH Intercepts
Surface Lithology
313600 313800 314000 314200 314400 314600
2457000 2457200 2457400 2457600 2457800 2458000 2458200 2458400 2458600

February 2010

Source: New Gold Inc., 2010.

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SCOTT WILSON RPA	www.scottwilson.com

     Hydrothermal alteration of the San Pedro porphyry consists of five principal mineral assemblages that partially overlap one another and follow the overall trends of major fault systems in the district. Hypogene alteration developed closely in time with emplacement of the San Pedro porphyry and includes distal chlorite-illite (propylitic) and proximal illite-sericite (phyllic) assemblages. The phyllic assemblages may overprint an earlier assemblage of biotite + K-feldspar (potassic) alteration, however, petrographic evidence of this relationship is lacking at present. The hypogene alteration assemblages are in turn overprinted by a later assemblage of alunite-kaolinite-quartz (acid-sulphate) which in turn is overprinted by the latest assemblage of supergene montmorillonite-kaolinite-iron oxides (Winterbourne, 1999; Petersen et al., 2001). Winterbourne (1999) reported stable isotope analyses of alunite indicating the acid-sulphate alteration assemblage to have formed from either a steam heated or supergene environment.

New Gold Inc. – Cerro San Pedro Mine	Page 9-5
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

10 EXPLORATION

     The following discussion was supplied by New Gold. Scott Wilson RPA believes that the information is accurate and can be relied upon.

     Exploration work by MSX (or its senior company) on the CSP deposit began in 1995 (Table 10-1) and resulted in the first feasibility study for the project (1997). The structural control on the mineralization was recognized as a critical component of the deposit geometry and consequently a lot of effort was directed towards trying to unravel the structural history. Multi-year detailed mapping programs, accompanied by grab sampling, led to a better understanding of the geology and mineralization styles and distribution (see Figure 7-2). In conjunction with the mapping/sampling, core and reverse circulation (RC) drilling campaigns were in progress. These drill programs were designed to both fill-in the data gaps so that a feasibility study could be performed and to extend the known limits of the mineralization. Contract drilling companies were used for the RC and core drilling (e.g., Layne de Mexico, S.A. de C.V. served as the primary contractor to MSX for the RC drilling program at Cerro San Pedro).

New Gold Inc. – Cerro San Pedro Mine	Page 10-1
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

TABLE 10-1 SUMMARY OF EXPLORATION WORK
New Gold Inc. – Cerro San Pedro Mine, Mexico

Year	Work Type	Results
1995 - 1997	Mapping and sampling. Exploration and RC and core drilling: 49,000 m in about 213 holes. Feasibility Study (1st)	Proven and probable reserve estimated: 77.3 Mt @ 0.60 g/t Au, 24.8 g/t Ag (based on US$360/oz gold, US$5.25/oz silver) This estimate is historical and should not be relied upon.

1997- 2000	Mapping and Sampling. Exploration and core drilling: 7,612 m in about 53 holes Feasibility Study (2nd)	Proven and probable reserve estimated: 63.5 Mt @ 0.62 g/t Au, 24.6 g/t Ag (based on US$300/oz gold, US$5.50/oz silver). This estimate is historical and should not be relied upon.

2000 - 2002	Feasibility Study (3rd)	Proven and probable reserve estimated: 50 Mt @ 0.77 g/t Au, 23.0 g/t Ag (based on US$275/oz gold, US$5.25/oz silver). This estimate is historical and should not be relied upon.

2003 – 2008	Mine Development: Feb – Dec 2003 Construction: Jan 2004 to April 2007 Commercial Production: May 2007	Proven and probable reserve estimated: 61 Mt @ 0.59 g/t Au, 24.0 g/t Ag (based on US$325/oz gold, US$4.62/oz silver). This estimate is not NI43- 101 compliant and should not be relied upon.

2008- 2009	Exploration and core/RC drilling: 16,799m in 29 holes	Refer to Tables 17-4 and 19-1 for current mineral resource and reserve statements as of December 31, 2009.

     In November 2008, MSX began its CSP Sulphide drilling project to understand the geometry of the sulphide mineralization. This mineralization extends from beneath the current area of open-pit mining to an area of historical underground mining approximately 500 m to 600 m to the south. In this area, ASARCO is reported to have produced approximately 300,000 ounces of gold, 22 million ounces of silver, 405 million pounds of zinc, 224 million pounds of lead, and 93 million pounds of copper from a manto-style sulphide body between 1928 and 1948. The objective of the CSP Sulphide project is to explore the resource potential of the Au-Ag-Zn-Pb sulphide zone as it extends from beneath the Au-Ag oxide pit toward the historic ASARCO mine area (and possibly beyond).

     As of December 31, 2009, 29 holes totalling 16,799 m of core (15,288 m) and reverse-circulation (1,511 m) drilling (“RC”) had been completed (Tables 10-2 and 10-3). BDW International Drilling Inc. (head offices in Rouyn-Noranda, Quebec, Canada) was contracted for all diamond core drilling and Layne de Mexico, S.A. de C.V. (subsidiary of Layne Christensen Company with offices in Hermosillo, Sonora, Mexico) was contracted for contracted for all RC work.

New Gold Inc. – Cerro San Pedro Mine	Page 10-2
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

TABLE 10-2 DRILL COLLAR LOCATIONS - 2008-2009 SULPHIDE DRILLING
PROJECT
New Gold Inc. – Cerro San Pedro Mine, Mexico

	Drill Hole	Northing UTM	Easting UTM	Elevation (masl)	Length (m)	Azimuth	Inclination
Phase I	CSPD-01C	2457166	313722	2001	693.0	055º	-75º
	CSPD-02C	2457430	313887	2010	462.0	0º	-90º
	CSPD-03C	2457507	313885	2011	543.0	0º	-89º
	CSPD-04C	2457251	313772	1991	699.0	0º	-90º
	CSPD-05C	2457366	313755	1997	713.0	085º	-73º
	CSPD-06C	2457580	313868	2015	500.0	0º	-90º
	CSPD-07C	2457326	313732	1996	606.0	0º	-90º
	CSPD-08C	2457579	313869	2013	522.0	090º	-70º
	CSPD-09C	2457801	313747	2056	667.5	090º	-60º
	CSPD-10C	2457422	313564	2046	552.0	090º	-65º
	CSPD-11C	2457811	313969	2123	676.3	094º	-68º
	CSPD-12C	2457645	313840	2021	582.0	095º	-75º

Phase I Total					7,215.8

Phase II	CSPD-13C	2457667	313516	2093	742.0	093º	-65º
	CSPD-14RCC	2458400	313888	2158	616.3	092º	-80º
	CSPD-15RCC	2458402	313888	2156	528.0	090º	-60º
	CSPD-16RCC	2458251	313839	2140	603.0	090º	-80º
	CSPD-17RCC	2458252	313841	2140	619.5	090º	-60º
	CSPD-18C	2458146	313864	2125	608.0	090º	-60º
	CSPD-19RCC	2457951	313856	2072	99.1	090º	-80º
	CSPD-20RCC	2457797	313579	2078	675.0	090º	-65º
	CSPD-21RCC	2457422	313561	2044	730.5	090º	-70º
	CSPD-22C	2457951	313997	2082	501.0	090º	-60º
	CSPD-23C	2457949	313900	2079	637.3	090º	-65º
	CSPD-24C	2457935	314142	2060	493.5	090º	-55º
	CSPD-25C	2457954	313618	2100	667.2	090º	-70º
	CSPD-26C	2458029	313844	2106	475.5	090º	-65º
	CSPD-27Cmet	2457936	314141	2060	203.5	090º	-55º
	CSPD-28C	2458035	313613	2109	768.9	090º	-55º
	CSPD-29C	2457893	313806	2065	615.0	090º	-70º

Phase II Total					9,583.3

2008-09 Total					16,799.1

New Gold Inc. – Cerro San Pedro Mine	Page 10-3
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

TABLE 10-3 DRILL HOLE RESULTS AS OF JUNE 10, 2009
New Gold Inc. – Cerro San Pedro Mine, Mexico

Drill Hole	From	To	Length	Au	Ag	Zn	Pb	Cu	Rock Type /
	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(%)	Mineralization
									Comments
CSPD-01C	0.0	459.6	459.6	0.03	1.1	na	na	na	Limestone oxide
	459.6	460.1	0.5	1.83	982.0	14.35	15.80	0.50	Manto- style sulphides
	460.1	507.8	47.7	0.01	0.8	na	na	na	Limestone oxide
	507.8	513.3	5.5	0.06	1.8	0.06	0.02	0.00	Porphyry sulphide
	513.3	518.0	4.7	3.18	375.5	16.90	5.19	0.17	Manto- style sulphides
	518.0	524.0	6.0	1.73	40.3	1.82	0.54	0.03	Manto- style sulphides
									Porphyry sulphide – entire
	524.0	693.0	169.0	0.58	12.2	0.65	0.14	0.01
									interval
includes	524.0	544.0	20.0	1.01	27.6	0.85	0.39	0.02	Porphyry sulphide
	544.0	680.0	136.0	0.46	8.8	0.58	0.09	0.01	Porphyry sulphide
	680.0	690.0	10.0	1.47	28.6	1.33	0.21	0.03	Porphyry sulphide
	690.0	693.0	3.0	0.140	6.6	0.32	0.07	0.01	Porphyry sulphide
CSPD-02C	0.0	372.0	372.0	0.03	2.4	na	na	na	Limestone oxide
	372.0	378.0	6.0	0.93	40.7	2.22	0.40	0.01	Limestone (poor core rec’vy)
	378.0	381.0	3.0	na	na	na	na	na	Void – mine working
	381.0	387.0	6.0	0.96	80.2	2.18	1.16	0.02	Manto- style sulphides
	387.0	396.0	9.0	1.68	171.1	9.25	2.15	0.03	Manto- style sulphides
	396.0	424.0	28.0	0.04	2.1	0.04	0.03	0.00	Limestone sulphide
	424.0	426.0	2.0	na	na	na	na	na	Void – mine working
	426.0	431.2	5.2	1.41	517.5	16.80	9.07	0.33	Manto- style sulphides
	431.2	432.2	1.0	na	na	na	na	na	Void – mine working
	432.2	434.6	2.4	3.75	33.5	7.66	0.29	0.01	Manto- style sulphides
	434.6	462.0	27.4	0.29	8.5	0.39	0.12	0.01	Porphyry sulphide
CSPD-03C	0.0	380.0	380.0	0.01	1.1	na	na	na	Limestone oxide
	380.0	392.9	12.9	1.82	59.9	7.78	0.61	0.03	Manto- style sulphides
	392.9	427.0	34.1	0.04	1.5	0.04	0.01	0.00	Limestone sulphide
	427.0	432.0	5.0	na	na	na	na	na	Void – mine working
	432.0	434.6	2.6	3.48	69.4	9.50	0.46	0.05	Manto- style sulphides
	434.6	543.0	108.4	0.37	4.5	0.38	0.04	0.01	Porphyry sulphide
CSPD-04C	0.0	476.7	476.7	0.03	1.9	na	na	na	Limestone oxide
	476.7	481.0	4.3	3.17	243.6	7.62	4.15	0.10	Manto- style sulphides
	481.0	493.9	12.9	0.63	12.2	1.00	0.07	0.01	Manto- style sulphides
	493.9	699.0	205.1	0.78	8.8	0.58	0.08	0.01	Porphyry sulphide – entire interval
includes	493.9	573.0	79.1	1.24	13.3	1.08	0.11	0.01	Porphyry sulphide
	573.0	699.0	126.0	0.50	6.0	0.27	0.06	0.01	Porphyry sulphide
CSPD-05C	0.0	407.7	407.7	0.02	1.05	na	na	na	Limestone oxide
	407.7	410.3	2.6	2.68	202.1	7.37	3.80	0.18	Manto- style sulphides
	410.3	417.0	6.7	0.05	2.5	na	na	na	Limestone sulphide
	417.0	420.0	3.0	na	na	na	na	na	Void – mine workings

New Gold Inc. – Cerro San Pedro Mine	Page 10-4
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

Drill Hole	From	To	Length	Au	Ag	Zn	Pb	Cu	Rock Type /
	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(%)	Mineralization
									Comments
	420.0	429.5	9.5	0.06	6.6	na	na	na	Limestone sulphide
	429.5	432.0	2.5	na	na	na	na	na	Void – mine workings
	432.0	483.9	51.9	2.08	131.8	6.14	2.01	0.03	Manto- style sulphides
	483.9	648.0	164.1	0.62	13.2	0.49	0.15	0.01	Porphyry sulphide
	648.0	688.0	40.0	0.14	1.5	na	na	na	Limestone sulphide
	688.0	713.0	25.0	0.10	0.6	0.01	0.00	0.01	Porphyry sulphide
CSPD-06C	4.5	384.0	384.0	0.01	1.5	na	na	na	Limestone oxide
	384.0	402.0	18.0	0.24	7.0	0.36	0.10	0.01	Porphyry sulphide
	402.0	441.0	39.0	0.61	7.7	0.76	0.06	0.01	Porphyry sulphide
	441.0	500.0	59.0	0.17	1.7	0.10	0.01	0.00	Porphyry sulphide
CSPD-07C	6.0	501.0	495.0	0.02	0.9	na	na	na	Limestone oxide
	501.0	516.0	15.0	3.16	120.1	7.52	1.69	0.08	Manto- style sulphides
	516.0	606.0	90.0	0.50	7.88	0.51	0.06	0.01	Porphyry sulphide
CSPD-08C	3.3	221.5	218.2	0.01	1.8	0.01	0.01	0.00	Limestone oxide
	221.5	222.4	0.9	0.57	44.8	4.84	3.92	0.03	Manto- style sulphides
	222.4	224.3	1.9	na	na	na	na	na	Void – mine working
	224.3	225.0	0.7	0.14	845.0	9.49	0.90	0.04	Manto- style sulphides (wk ox’zd)
	225.0	351.0	126.0	0.03	3.3	0.09	0.04	0.00	Limestone oxide
	351.0	354.0	3.0	1.19	40.5	8.46	1.45	0.02	Limestone oxide – Fault bx
	354.0	359.2	5.2	1.62	214.9	2.01	1.35	0.31	Manto- style sulphides
	359.2	459.0	99.8	0.36	4.9	0.57	0.04	0.01	Porphyry sulphide
	459.0	522.0	63.0	0.19	0.09	0.04	0.02	0.00	Porphyry sulphide
CSPD-09C	3.0	229.2	226.2	0.04	4.19	0.11	0.11	0.00	Limestone oxide
	229.2	230.8	1.6	2.07	8.10	6.05	0.06	0.05	Manto- style sulphides (wk ox’zd)
	230.8	556.3	325.5	0.28	2.07	0.41	0.07	0.02	Porphyry sulphide
	556.3	649.3	93.0	0.02	0.55	0.00	0.00	0.00	Limestone sulphide
	649.3	667.5	18.2	0.07	0.78	0.05	0.00	0.00	Porphyry sulphide
CSPD-10C	3.0	408.0	408.0	0.02	1.1	na	na	na	Limestone oxide
	408.0	456.0	48.0	0.01	0.5	na	na	na	Limestone oxide/sulphide
	456.0	552.0	96.0	0.01	0.4	na	na	na	Limestone sulphide
Hole abandoned @ 552m – re-drilled as CSPD-21RCC (see below)
CSPD-11C	3.0	30.0	27.0	0.30	28.7	na	na	na	Limestone oxide
	30.0	36.0	6.0	na	na	na	na	na	Void – mine working
	36.0	198.0	162.0	0.08	11.8	na	na	na	Limestone oxide
	198.0	223.0	25.0	0.59	24.6	4.06	0.44	0.04	Limestone oxide – Fault bx
	223.0	324.0	101.0	0.57	11.8	0.47	0.06	0.01	Porphyry oxide/sulphide
	324.0	360.0	36.0	0.31	3.6	0.18	0.04	0.01	Porphyry sulphide
	360.0	393.0	33.0	1.11	7.1	0.49	0.06	0.01	Porphyry sulphide
	393.0	484.3	91.3	0.21	1.7	0.09	0.02	0.00	Porphyry oxide/sulphide
	484.3	534.3	50.0	0.02	0.4	na	na	na	Limestone sulphide
	534.3	583.0	48.7	0.11	0.6	na	na	na	Porphyry sulphide

New Gold Inc. – Cerro San Pedro Mine	Page 10-5
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

Drill Hole	From	To	Length	Au	Ag	Zn	Pb	Cu	Rock Type /
	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(%)	Mineralization
									Comments
	583.0	676.0	93.0	0.01	0.2	na	na	na	Limestone sulphide
CSPD-12C	0.0	302.4	302.4	0.01	2.0	na	na	na	Limestone oxide
	302.4	305.2	2.8	17.84	53.6	2.95	3.49	0.07	Manto- style sulphides (wk ox’zd)
	305.2	311.1	5.9	4.27	115.0	1.90	1.72	0.05	Limestone oxide
	311.1	321.0	9.9	0.27	180.9	1.40	0.20	0.01	Porphyry oxide
	321.0	483.0	162.0	0.48	4.3	0.27	0.05	0.00	Porphyry oxide/sulphide
	483.0	558.4	75.2	0.24	1.4	0.05	0.00	0.00	Porphyry sulphide
	558.4	576.0	17.6	0.03	1.1	0.04	0.00	0.01	Limestone sulphide
	576.0	582.0	6.0	na	na	na	na	na	Void – mine working
CSPD-13C	0.0	35.2	35.2	na	na	na	na	na	Rhyolite
	35.2	54.0	17.8	0.01	0.5	na	na	na	Limestone oxide
	54.0	57.0	3.0	2.26	0.5	na	na	na	Limestone oxide
	57.0	330.0	273.0	0.03	1.6	na	na	na	Limestone oxide
	330.0	408.0	78.0	0.07	0.5	na	na	na	Limestone oxide (carb’cs)
	408.0	417.0	9.0	0.13	0.4	na	na	na	Limestone oxide
	417.0	441.2	24.2	0.12	4.7	0.00	0.00	0.01	Limestone oxide
	441.2	621.0	179.8	0.37	4.0	0.08	0.01	0.01	Porphyry - oxide/sulphide
	621.0	742.0	121.0	0.20	1.8	0.04	0.00	0.00	Porphyry - sulphide
CSPD-14RCC	0.0	175.3	175.3	0.01	0.5	na	na	na	Limestone oxide
Core />	175.3	235.5	60.2	0.12	8.2	na	na	na	Limestone ox/sulph (carb’cs)
	235.5	237.6	2.1	7.05	419.0	0.31	4.16	0.00	Manto- style sulphides (oxd’zd)
	237.6	243.0	5.4	1.05	74.5	0.00	0.48	0.03	Porphyry oxide
	243.0	279.0	36.0	0.08	2.4	0.17	0.02	0.00	Porphyry oxide/sulphide
	279.0	599.0	320.0	0.060	1.8	0.14	0.02	0.00	Porphyry sulphide
	599.0	615.0	16.0	0.01	0.4	0.60	0.00	0.00	Limestone sulphide (carb’cs)
CSPD-15RCC	0.0	175.3	175.3	0.01	0.4	na	na	na	Limestone ox/sulph (carb’cs)
Core />	175.3	230.1	54.8	0.08	7.3	na	na	na	Limestone oxide (carb’cs)
	230.1	232.5	2.4	na	na	na	na	na	Void – mine working
	232.5	233.0	0.5	3.86	198.0	8.72	3.81	0.15	Manto- style sulphides (oxd’zd)
	233.0	291.0	58.0	0.30	23.5	0.46	0.11	0.01	Porphyry oxide/sulphide
	291.0	465.0	114.0	0.04	2.1	0.05	0.01	0.00	Porphyry sulphide
	465.0	506.4	41.4	0.12	2.7	0.04	0.00	0.00	Porphyry ox/sulph
	506.4	517.6	11.2	0.02	2.1	0.01	0.00	0.00	Limestone oxide
	517.6	519.9	2.3	0.04	1.7	0.00	0.00	0.00	Porphyry oxide
	519.9	528.0	8.1	0.01	1.6	0.00	0.00	0.00	Limestone oxide
CSPD-16RCC	1.5	196.6	195.1	0.03	1.9	na	na	na	Limestone oxide
	196.6	204.2	7.6	0.91	7.3	na	na	na	Limestone oxide – Fault bx
	204.2	205.7	1.5	3.61	27.6	0.56	0.94	0.03	Limestone oxide – Fault bx
	205.7	208.8	3.1	4.53	36.6	na	na	na	Limestone oxide – Fault bx
	208.8	210.3	1.5	1.10	5.9	2.53	0.20	0.08	Limestone oxide – Fault bx
	210.3	211.8	1.5	na	na	na	na	na	No sample - poor recovery

New Gold Inc. – Cerro San Pedro Mine	Page 10-6
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

Drill Hole	From	To	Length	Au	Ag	Zn	Pb	Cu	Rock Type /
	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(%)	Mineralization
									Comments
	211.8	213.4	1.6	0.65	5.1	na	na	na	Limestone oxide – Fault bx
	213.4	221.0	7.6	na	na	na	na	na	No sample - poor recovery
	221.0	224.0	3.0	0.88	7.6	na	na	na	Limestone oxide – Fault bx
Rev. Circ. >/	224.0	234.7	10.7	na	na	na	na	na	No sample - poor recovery
Core />	234.7	243.0	8.3	1.85	24.8	na	na	na	Limestone oxide
	243.0	249.0	6.0	na	na	na	na	na	Void – mine working
	249.0	256.5	7.5	2.50	74.6	0.26	0.51	0.01	Limestone oxide
	256.5	280.7	24.3	1.62	82.6	0.47	1.05	0.05	Porphyry oxide
	280.7	297.0	16.3	0.33	3.8	3.70	0.04	0.00	Porphyry ox/sulph
	297.0	357.0	60.0	0.13	2.9	0.28	0.03	0.00	Porphyry sulphide
	357.0	408.0	51.0	0.06	1.7	0.11	0.02	0.00	Porphyry ox/sulph
	408.0	456.0	48.0	0.08	2.2	0.09	0.02	0.00	Porphyry sulphide
	456.0	468.0	12.0	0.56	3.0	0.23	0.02	0.00	Porphyry sulphide
	468.0	501.0	33.0	0.10	1.7	0.08	0.02	0.00	Porphyry ox/sulph
	501.0	555.0	54.0	0.08	2.1	0.07	0.03	0.00	Porphyry sulphide
	555.0	561.0	6.0	0.55	6.0	0.82	0.03	0.00	Porphyry sulphide
	561.0	581.3	20.3	0.01	1.7	0.04	0.01	0.00	Porphyry sulphide
	581.3	603.0	21.8	0.00	0.1	0.00	0.00	0.00	Limestone sulphide
CSPD-17RCC	1.5	178.3	176.8	0.02	2.5	na	na	na	Limestone oxide
	178.3	179.8	1.5	0.61	81.5	1.23	0.84	0.01	Limestone oxide
	179.8	182.9	3.1	0.21	26.9	na	na	na	Limestone oxide
	182.9	184.4	1.5	1.19	58.1	na	na	na	Limestone oxide
	184.4	187.5	3.1	0.05	40.5	na	na	na	Limestone oxide
	187.5	189.0	1.5	na	na	na	na	na	Void - poor recovery
Rev. Circ. >/	189.0	193.6	4.6	0.20	102.7	na	na	na	Limestone oxide
Core />	193.6	202.3	8.8	0.09	97.5	0.49	0.36	0.01	Limestone oxide
	202.3	206.4	4.1	na	na	na	na	na	Void – mine working
	206.4	207.0	0.6	0.86	122.0	4.32	2.47	0.02	Manto- style sulphides (ox’zd)
	207.0	207.4	0.4	na	na	na	na	na	Void – mine working
	207.4	219.0	11.6	0.66	38.4	0.74	0.82	0.01	Porphyry oxide
	219.0	229.5	10.5	0.17	55.0	1.98	0.12	0.02	Porphyry ox/sulph
	229.5	250.5	21.0	0.39	28.9	0.77	0.11	0.02	Porphyry oxide
	250.5	277.3	26.8	0.43	4.3	0.25	0.05	0.00	Porphyry ox/sulph
	277.3	366.0	88.7	0.30	2.9	0.35	0.02	0.00	Porphyry sulphide
	366.0	371.0	5.0	0.12	1.6	0.10	0.02	0.00	Porphyry ox/sulph
	371.0	433.9	62.9	0.32	3.1	0.36	0.04	0.00	Porphyry oxide
	433.9	471.7	37.8	0.19	3.3	0.08	0.02	0.00	Porphyry sulphide
	471.7	478.7	7.0	0.05	0.9	0.08	0.01	0.00	Porphyry oxide
	478.7	483.0	4.3	0.10	4.2	0.08	0.05	0.00	Porphyry ox/sulph
	483.0	498.5	15.5	0.02	4.2	0.03	0.02	0.00	Porphyry sulphide
	498.5	528.0	29.6	0.14	5.6	0.09	0.04	0.00	Porphyry oxide

New Gold Inc. – Cerro San Pedro Mine	Page 10-7
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

Drill Hole	From	To	Length	Au	Ag	Zn	Pb	Cu	Rock Type /
	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(%)	Mineralization
									Comments
	528.0	604.6	76.6	0.19	3.5	0.13	0.04	0.00	Porphyry ox/sulph
	604.6	619.5	14.9	0.03	2.2	0.04	0.02	0.00	Limestone oxide
CSPD-18C	1.0	63.0	62.0	0.01	0.3	0.04	0.00	0.00	Limestone oxide
	63.0	102.0	39.0	0.03	1.1	0.01	0.00	0.00	Limestone ox/sulph
	102.0	162.6	60.6	0.04	2.4	0.08	0.02	0.00	Limestone oxide
	162.6	165.0	2.4	2.93	123.9	0.91	3.71	0.01	Manto- style sulphides (ox’zd)
	165.0	167.4	2.4	0.43	39.3	2.59	0.70	0.01	Limestone oxide
	167.4	172.5	5.1	1.19	60.7	3.19	1.33	0.05	Manto- style sulphides (ox’zd)
	172.5	177.2	4.7	0.09	68.4	0.70	0.12	0.00	Limestone oxide
	177.2	183.0	5.8	na	na	na	na	na	Void – mine working
	183.0	201.0	18.0	0.36	12.4	1.09	0.19	0.01	Porphyry ox/sulph
									Porphyry sulphide – entire
	201.0	333.0	132.0	0.45	6.7	0.95	0.10	0.01	interval
includes	201.0	231.0	30.0	0.78	11.7	1.44	0.19	0.01	Porphyry sulphide
	231.0	273.0	42.0	0.33	5.8	1.49	0.08	0.01	Porphyry sulphide
	273.0	333.0	60.0	0.35	4.5	0.30	0.05	0.00	Porphyry sulphide
	333.0	549.1	216.1	0.14	2.5	0.16	0.02	0.00	Porphyry ox/sulph
	549.1	580.3	31.2	0.04	1.1	na	na	na	Limestone oxide
	580.3	606.9	26.6	0.03	0.3	0.07	0.00	0.00	Porphyry oxide
	606.9	608.0	1.1	<0.005	<0.3	0.01	0.00	0.00	Limestone oxide
CSPD-19RCC	0.0	86.9	86.9	0.06	2.60	na	na	na	Limestone oxide
	86.9	89.9	3.0	2.02	29.9	na	na	na	Limestone sulphide
Rev. Circ. >/	89.9	99.1	9.2	0.18	3.7	na	na	na	Limestone ox/sulph
Core />	99.1	---	---	Core portion not completed – Lost hole
CSPD-20RCC	1.5	6.1	4.6	0.04	0.9	na	na	na	Limestone oxide
	6.1	9.1	3.0	Na	na	na	na	na	No sample - poor recovery
	9.1	234.7	225.6	0.03	2.8	na	na	na	Limestone oxide
	234.7	236.2	1.5	0.45	4.3	na	na	na	Limestone oxide
	236.2	286.5	50.3	0.03	3.0	na	na	na	Limestone oxide
	286.5	289.6	3.0	Na	na	na	na	na	No sample - poor recovery
	289.6	294.1	4.6	0.09	8.5	na	na	na	Limestone oxide
	294.1	297.2	3.0	0.38	6.9	na	na	na	Limestone oxide
Rev. Circ. >/	297.2	300.2	3.0	0.09	8.7	na	na	na	Limestone oxide
Core />	300.2	303.4	3.2	0.07	5.8	0.87	0.03	0.00	Limestone oxide
	303.4	307.4	4.0	0.26	5.3	0.95	0.00	0.02	Limestone sulphide
	307.4	336.0	28.6	0.50	2.9	0.19	0.00	0.02	Porphyry ox/sulph
	336.0	351.0	15.0	0.70	3.5	0.15	0.00	0.01	Porphyry sulphide
	351.0	375.0	24.0	0.23	2.4	0.33	0.00	0.01	Porphyry ox/sulph
	375.0	587.0	212.0	0.46	2.0	0.26	0.00	0.01	Porphyry sulphide
	587.0	589.5	2.5	na	na	na	na	na	Void
	589.5	675.0	85.5	0.38	2.8	0.09	0.00	0.00	Porphyry sulphide

New Gold Inc. – Cerro San Pedro Mine	Page 10-8
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

Drill Hole	From	To	Length	Au	Ag	Zn	Pb	Cu	Rock Type /
	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(%)	Mineralization
									Comments
CSPD-21RCC	1.5	3.1	1.6	0.05	1.9	na	na	na	Rhyolite
	3.1	4.6	1.5	na	na	na	na	na	No sample - poor recovery
	4.6	6.1	1.5	0.06	2.9	na	na	na	Rhyolite
	6.1	9.1	3.0						Limestone oxide
	9.1	10.7	1.5	na	na	na	na	na	No sample - poor recovery
	10.7	323.1	312.4	0.03	2.8	na	na	na	Limestone oxide
	323.1	326.1	3.0	na	na	na	na	na	No sample - poor recovery
	326.1	327.7	1.6	0.05	1.9	na	na	na	Limestone oxide
Rev. Circ. >/	327.7	334.0	6.3	na	na	na	na	na	No sample - poor recovery
Core />	334.0	370.4	36.4	0.01	0.7	0.04	0.00	0.00	Limestone oxide
	370.4	380.4	10.0	0.02	1.7	0.03	0.00	0.00	Limestone ox/sulph
	380.4	384.4	4.0	0.01	3.3	0.12	0.01	0.00	Limestone oxide
	384.4	386.8	2.4	na	na	na	na	na	Void – mine working
	386.8	389.0	2.2	0.02	2.9	0.02	0.00	0.00	Limestone sulphide
	389.0	391.5	2.5	0.01	0.5	0.02	0.00	0.00	Limestone oxide
	391.5	559.5	168.0	0.02	2.9	0.02	0.01	0.00	Limestone sulphide
	559.5	560.3	0.8	1.39	209.0	3.39	3.40	0.04	Manto- style sulphides
	560.3	561.2	0.9	0.03	1.4	0.04	0.01	0.00	Void – mine working
	561.2	569.4	8.2	2.26	65.9	6.12	0.86	0.05	Manto- style sulphides
	569.4	576.0	6.6	3.33	23.4	1.03	0.23	0.03	Porphyry sulphide
	576.0	681.0	105.0	0.52	5.7	0.48	0.05	0.01
	681.0	730.5	49.5	0.16	3.9	0.06	0.01	0.00	Porphyry sulphide
CSPD-22C	2.5	81.4	81.4	0.05	4.5	na	na	na	Limestone oxide
	81.4	85.5	4.1	na	na	na	na	na	Void – mine working
	85.5	87.1	1.7	4.24	311.4	0.03	1.99	0.24	Manto- style sulphides (ox’zd)
	87.1	102.0	14.9	0.58	18.0	0.24	0.17	0.01	Porphyry ox/sul
	102.0	120.0	18.0	0.43	4.8	0.22	0.06	0.00	Porphyry sulphide
	120.0	129.0	9.0	0.86	9.6	0.44	0.11	0.01	Porphyry ox/sul
	129.0	345.0	216.0	0.39	5.1	0.25	0.06	0.00	Porphyry sulphide – entire interval
includes	129.0	240.0	111.0	0.35	5.0	0.24	0.05	0.01	Porphyry sulphide
	240.0	291.0	51.0	0.55	7.5	0.40	0.09	0.01	Porphyry sulphide
	291.0	318.0	27.0	0.25	3.0	0.10	0.03	0.00	Porphyry sulphide
	318.0	345.0	27.0	0.46	3.4	0.16	0.07	0.00	Porphyry sulphide
	345.0	406.9	61.9	0.25	3.3	0.13	0.04	0.00	Porphyry sulphide
	406.9	418.7	11.9	0.12	1.3	0.10	0.03	0.00	Limestone ox/sulph
	418.7	432.0	13.3	0.06	0.7	0.08	0.01	0.00	Porphyry ox/sul
	432.0	455.7	23.7	0.10	0.5	0.05	0.01	0.00	Porphyry – sulphide
	455.7	470.3	14.6	0.13	1.1	0.03	0.02	0.00	Limestone ox/sulph
	470.3	501.0	30.7	0.21	2.2	0.07	0.01	0.00	Limestone oxide
CSPD-23C	2.74	51.0	48.26	0.03	2.9	na	na	na	Limestone oxide
	51.0	90.0	39.0	0.23	2.6	na	na	na	Limestone ox/sulph

New Gold Inc. – Cerro San Pedro Mine	Page 10-9
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

Drill Hole	From	To	Length	Au	Ag	Zn	Pb	Cu	Rock Type /
	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(%)	Mineralization
									Comments
	90.0	96.0	6.0	0.22	4.0	0.18	0.08	0.01	Limestone ox/sulph
	96.0	106.9	10.9	5.48	57.9	1.46	0.22	0.03	Limestone ox/sulph
	106.9	123.0	16.1	0.31	9.9	0.58	0.03	0.03	Porphyry ox/sulph
	123.0	483.0	360.0	0.31	3.1	0.25	0.03	0.00	Porphyry sulphide – entire interval
includes	123.0	282.0	159.0	0.45	4.7	0.41	0.04	0.01	Porphyry sulphide
	483.0	497.0	14.0	0.10	1.7	0.10	0.02	0.00	Porphyry ox/sulph
	497.4	561.0	64.0	0.02	0.6	0.01	0.00	0.00	Limestone oxide
	561.0	574.4	13.4	0.01	0.5	0.01	0.00	0.00	Limestone ox/sulph
	574.4	600.0	25.6	0.18	0.9	0.03	0.01	0.00	Porphyry ox/sulph
	600.0	622.0	22.0	0.15	1.3	0.04	0.01	0.00	Porphyry sulphide
	622.0	637.3	15.3	0.04	0.5	0.07	0.00	0.00	Limestone sulphide
CSPD-24C	0.0	3.7	198.0	0.00	0.0	0.02	0.00	0.00	Limestone oxide
	3.7	5.4	1.7	1.68	214.0	1.13	2.91	0.06	Manto- style sulphides (ox’zd)
	5.4	12.0	6.6	0.10	12.3	0.54	0.12	0.00	Limestone oxide
	13.0	14.0	1.0	0.25	33.7	2.73	0.70	0.03	Manto- style sulphides (ox’zd)
	14.0	16.5	2.5	na	na	na	na	na	Void – mine working
	16.5	17.4	0.9	0.19	6.8	3.13	0.20	0.00	Manto- style sulphides (ox’zd)
	17.4	36.0	18.6	0.05	1.7	0.28	0.03	0.00	Limestone oxide
	36.0	69.0	33.0	0.55	16.3	0.04	0.37	0.02	Porphyry oxide
	69.0	108.0	39.0	0.71	15.6	0.52	0.22	0.03	Porphyry ox/sulph
	108.0	305.9	197.9	0.34	7.9	1.23	0.10	0.01	Porphyry sulphide – entire interval
includes	108.0	171.0	63.0	0.46	14.0	1.78	0.19	0.01	Porphyry sulphide
	171.0	207.0	36.0	0.22	5.7	1.40	0.08	0.00	Porphyry sulphide
	207.0	219.0	12.0	1.22	11.9	3.36	0.09	0.02	Porphyry sulphide
	219.0	305.9	86.9	0.19	3.8	0.47	0.05	0.00	Porphyry sulphide
	305.9	310.6	4.7	0.30	10.9	0.24	0.16	0.01	Limestone sulphide
	310.6	330.0	19.4	0.04	0.8	0.01	0.01	0.00	Limestone ox/sulph
CSPD-24C	330.0	357.0	27.0	0.08	0.4	0.01	0.00	0.00	Limestone oxide
cont’d	357.0	420.0	63.0	0.06	2.4	0.04	0.02	0.00	Limestone ox/sulph
	420.0	493.5	73.5	0.01	2.3	0.01	0.00	0.00	Limestone sulphide

CSPD-25C	0.0	27.6	27.6	na	na	na	na	na	Overburden

	27.6	222.0	194.4	0.01	0.6	na	na	na	Limestone Fault Bx oxide

	222.0	238.0	16.0	0.08	5.4	na	na	na	Limestone sulphide

	238.0	238.5	0.5	na	na	na	na	na	Void – mine working

	238.5	238.8	0.3	8.24	57.6	5.78	0.20	0.14	Manto-style sulphides

	238.8	239.8	1.0	na	na	na	na	na	Void – mine working

New Gold Inc. – Cerro San Pedro Mine	Page 10-10
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

Drill Hole	From	To	Length	Au	Ag	Zn	Pb	Cu	Rock Type /
	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(%)	Mineralization
									Comments

	239.8	249.1	9.3	0.41	5.2	0.73	0.03	0.02	Limestone sulphide

	249.1	253.2	4.1	0.25	1.5	0.63	0.01	0.00	Porphyry oxide

	253.2	318.9	65.7	0.18	2.3	0.24	0.02	0.01	Limestone sulphide

	318.9	319.9	1.0	3.77	40.0	8.92	0.07	0.10	Manto-style sulphides

	319.9	369.0	49.1	0.27	2.2	0.24	0.01	0.01	Porphyry sulphide
	369.0	513.0	144.0	0.16	1.3	0.07	0.01	0.00	Porphyry sulphide
	513.0	591.0	78.0	0.10	1.0	0.05	0.01	0.00	Porphyry ox/sulph
	591.0	667.2	76.2	0.08	1.5	0.05	0.02	0.00	Porphyry sulphide
CSPD-26C	2.6	60.00	57.4	0.03	3.8	na	na	na	Limestone oxide
	60.0	162.0	102.0	0.18	5.5	0.18	0.08	0.01	Limestone sulphide
	162.0	164.1	2.1	1.60	21.7	1.62	0.12	0.05	Limestone sulphide
	164.1	174.3	10.2	0.46	8.5	6.11	0.10	0.01	Manto- style sulphides
	174.3	183.0	8.7	2.97	30.2	3.85	0.32	0.03	Porphyry sulphide
	183.0	210.0	27.0	0.18	1.8	0.23	0.01	0.00	Porphyry sulphide
	210.0	231.0	21.0	0.51	3.5	0.46	0.03	0.01	Porphyry sulphide
	231.0	261.0	30.0	0.24	2.8	0.22	0.03	0.01	Porphyry sulphide
	261.0	300.0	39.0	0.38	3.2	0.23	0.04	0.01	Porphyry sulphide
	300.0	414.0	114.0	0.21	2.6	0.15	0.02	0.00	Porphyry sulphide
	414.0	426.0	12.0	0.38	1.6	0.25	0.01	0.00	Porphyry sulphide
	426.0	475.5	49.5	0.05	1.1	0.05	0.01	0.00	Porphyry sulphide

CSPD-27Cmet	Metallurgical Bulk Sample
(24C twin)	See twin hole 24C for summary of mineralized intervals

CSPD-28C	0.0	6.5							Casing
	6.5	174.0	167.5	0.02	0.7	0.00	0.00	0.00	Limestone oxide
	174.0	247.9	73.9	0.08	2.8	0.05	0.03	0.00	Limestone sulphide
	247.9	249.7	1.8	1.44	16.7	5.80	0.18	0.04	Manto-style sulphides
	249.7	252.6	2.8	0.24	4.2	0.50	0.02	0.01	Limestone sulphide
	252.6	258.3	5.7	2.38	25.4	3.19	0.16	0.03	Manto-style sulphides
	258.3	266.5	8.2	0.88	5.5	1.08	0.03	0.02	Porphyry ox/sulph
	266.5	271.4	4.9	1.72	17.0	3.66	0.04	0.04	Porphyry sulphide
	271.4	272.9	1.5	0.42	3.0	0.69	0.07	0.00	Manto-style oxides
	272.9	275.5	2.6	0.83	13.6	0.63	0.10	0.03	Porphyry sulphide
	275.5	288.0	12.5	0.52	4.7	0.76	0.03	0.02	Porphyry oxide
	288.0	333.0	45.0	0.38	2.9	0.38	0.02	0.01	Porphyry ox/sulph
	333.0	372.0	39.0	0.17	6.3	2.20	0.02	0.00	Porphyry oxide

New Gold Inc. – Cerro San Pedro Mine	Page 10-11
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

Drill Hole	From	To	Length	Au	Ag	Zn	Pb	Cu	Rock Type /
	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(%)	Mineralization
									Comments
	372.0	378.0	6.0	0.34	2.8	3.93	0.01	0.00	Porphyry ox/sulph
	378.0	390.0	12.0	0.17	2.2	0.78	0.01	0.00	Porphyry oxide
	390.0	492.0	102.0	0.08	1.7	0.09	0.02	0.00	Porphyry sulphide
	492.0	531.0	39.0	0.24	0.8	0.07	0.01	0.00	Porphyry oxide
	531.0	543.0	12.0	0.28	1.0	0.09	0.01	0.00	Porphyry sulphide
	543.0	549.0	6.0	0.02	0.4	0.08	0.01	0.00	Porphyry oxide
	549.0	555.0	6.0	0.26	1.3	0.10	0.01	0.00	Porphyry sulphide
	555.0	561.0	6.0	0.09	0.4	0.06	0.01	0.00	Porphyry oxide
	561.0	585.0	24.0	0.14	0.6	0.05	0.01	0.00	Porphyry sulphide
	585.0	597.0	12.0	0.32	2.4	0.17	0.04	0.00	Porphyry oxide
	597.0	606.0	9.0	0.12	0.7	0.05	0.00	0.00	Porphyry ox/sulph
	606.0	618.0	12.0	0.09	0.7	0.07	0.01	0.00	Porphyry sulphide
	618.0	624.0	6.0	0.36	3.4	0.10	0.06	0.00	Porphyry oxide
	624.0	639.0	15.0	0.03	1.5	0.03	0.02	0.00	Porphyry sulphide
	639.0	642.0	3.0	0.14	1.4	0.04	0.03	0.00	Porphyry oxide
	642.0	651.0	9.0	0.01	0.4	0.03	0.00	0.00	Porphyry sulphide
	651.0	661.5	10.5	0.08	1.7	0.07	0.03	0.00	Porphyry oxide
	661.5	690.0	28.6	0.03	0.5	0.01	0.00	0.00	Limestone oxide
	690.0	699.0	9.0	0.01	0.4	0.00	0.00	0.00	Limestone ox/sulph
	699.0	768.9	69.9	0.01	0.4	0.00	0.00	0.00	Limestone sulphide
CSPD-29C	0.0	13.5							Casing
	13.5	15.5	2.0	1.22	69.0	na	na	na	Limestone oxide
	15.5	105.4	89.9	0.02	1.5	na	na	na	Limestone oxide
	105.4	121.1	15.8	0.02	1.2	na	na	na	Limestone Fault Bx Sulphide
	121.1	143.0	21.9	0.18	4.4	0.12	0.06	0.01	Limestone Fault Bx Sulphide
	143.0	162.0	19.0	0.50	12.1	0.83	0.16	0.02	Limestone Fault Bx Sulphide
	162.0	173.5	11.5	0.05	1.1	0.14	0.01	0.00	Limestone Fault Bx Sulphide
	173.5	176.0	2.6	0.45	10.6	1.62	0.07	0.03	Limestone oxide
	176.0	179.4	3.4	0.09	3.4	0.53	0.02	0.01	Porphyry oxide
	179.4	186.0	6.6	0.14	3.9	0.34	0.01	0.00	Porphyry ox/sulph
	186.0	195.0	9.0	0.20	1.3	0.37	0.02	0.01	Porphyry oxide
	195.0	214.5	19.5	0.24	3.5	1.00	0.03	0.01	Porphyry ox/sulph
	214.5	456.0	241.5	0.25	1.8	0.13	0.01	0.00	Porphyry sulphide
	456.0	537.6	81.6	0.12	1.4	0.05	0.01	0.00	Porphyry sulphide
	537.6	558.0	20.4	0.01	0.6	0.01	0.00	0.00	Limestone sulphide
	558.0	615.0	57.0	0.01	0.4	na	na	na	Limestone sulphide

Note: ‘na’ indicates no analysis performed for interval

New Gold Inc. – Cerro San Pedro Mine	Page 10-12
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

11 DRILLING

     The Cerro San Pedro drill hole database includes the results from five different drilling campaigns by five different companies: Bear Creek, Fresnillo, MSX-Metallica, MSX under the Cambior-Metallica Joint Venture, and MSX-New Gold (Table 11-1). The database for the current resource/reserve estimate includes gold and silver assay results for approximately 284 drill holes totalling 75,003 m (Table 11-1).

TABLE 11-1 RECENT CSP DRILLING
New Gold Inc. – Cerro San Pedro Mine, Mexico

Cerro San Pedro Drill Hole Database

Company	Year	DD Holes		RC Holes		Total
		No.	Metres	No.	Metres	No.	Metres
Bear Creek	1982			3	276	3	276
Fresnillo	1992			49	9,518	49	9,518
Metallica – MSX	1995			47	11,970	47	11,970
Metallica – MSX	1996	28	8,568	78	20,895	106	29,463
Cambior – MSX	1997	11	2,650			11	2,650
Cambior – MSX Surface	1998	13	1,439			13	1,439
Cambior – MSX	1998	42	3,523			42	3,523
Underground
Subtotal		94	16,180	177	42,659	271	58,839
New Gold - MSX	2008-09	28	15,288	7	1,511	29	16,799
Total		122	31,468	184	44,170	300	75,638

     Between 1982 and 1998, 3,749 rock chip channel samples were collected along approximately 6.7 km of underground drifts and stopes (Table 11-2). These are treated as short ‘drill holes’ in the database.

TABLE 11-2 CHIP SAMPLE DATA
New Gold Inc. – Cerro San Pedro Mine, Mexico

Cerro San Pedro Underground Sampling Database

Company	Year	No. Channel Samples	Metres
Bear Creek	1982	854	1,398
Fresnillo	1990	742	742
Metallica - MSX	1995	100	262
Metallica - MSX	1996	1,304	2,290
Cambior - MSX	1997-1998	749	2,007
Total		3,749	6,699

New Gold Inc. – Cerro San Pedro Mine	Page 11-1
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

     All of holes drilled by Bear Creek and 13 of the holes drilled by Fresnillo were not included for the current resource estimate because they contained no geological logging in the database. All underground channel samples were also excluded (refer to section 17 for details). Much of the area centring on the current open pit mineral reserve has been drilled and sampled at approximately 25 m to 50 m spacing in plan view. 2008-09 drill holes were drilled at approximately 100 m to 150 m spacing when targeting porphyry sulphide and a closer 50 m to 100 m spacing when targeting manto-style mineralization.

     The style and distribution of the CSP Mine mineralization makes it difficult to determine a single useful value that describes the relationship between the true thickness and the sample length. Similarly, the orientation of the mineralization is not easily definable due the heterogeneous nature of the veining, dissemination, and manto distribution.

New Gold Inc. – Cerro San Pedro Mine	Page 11-2
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

12 SAMPLING METHOD AND APPROACH

     All of the samples used in the resource estimate came from the area in and around the current open-pit operation. Reverse circulation, diamond drill core and underground chip samples were collected. As addressed in Sections 11 and 17, not all of these samples were included in the current resource estimate.

     The following discussion of the sampling method and approach for RC drilling is specifically for the MSX phase of drilling. Nevertheless, Scott Wilson RPA believes that this discussion is applicable to any RC program conducted on the property.

     Layne Drilling Services de Mexico served as the primary contractor to MSX for the RC drilling program at Cerro San Pedro. Daily supervision of drilling activities was the combined responsibility of project field geologists, the senior project geologist, and the drilling contractor. Detailed drill logs, chip boards or chip trays, and sample records were prepared on site by the rig geologists, who oversaw all sampling activities at the drill rig.

     The standard sampling procedure for RC drill holes involved systematic sampling at regular two meter intervals starting from the drill collar and continuing to total depth. In 2009, sample intervals were 5 feet or 1.524 meters because 10 foot drill rods were used. Samples collected under dry conditions were split using a three-tiered Jones sample splitter. In 2009 dry drilling samples were split twice, with one quarter of all sample material going to either ALS Chemex or SGS laboratories for analyses and another quarter saved for future work. Due to poor ground conditions within the upper parts of the deposit, however, the majority of RC holes drilled prior to 2009 required the injection of water and the use of wet sampling methods in order to maintain optimum circulation and sample return. In contrast, only one RC hole during 2009 required sample collection by wet methods. To date, no groundwater has been intercepted in the area containing the open-pit gold-silver mineral resource at Cerro San Pedro.

New Gold Inc. – Cerro San Pedro Mine	Page 12-1
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

     Collection of wet drilling samples involved the use of a rotary wet sample splitter, which reduced recovered drill cuttings into two parts: one split was sent to the laboratory for analysis and one duplicate split was saved for future sample analyses and testwork. Prior to 2009 all samples were sent to Bondar-Clegg laboratories (now part of ALS Chemex) for analyses. During 2009 all RC samples were sent to either ALS Chemex in Guadalajara or SGS in Durango. Suspended fines were collected by adding an anionic flocculent to each sample at the start of each sample interval. Collected samples were then allowed to sit undisturbed, until sample fines had settled sufficiently after which excess water was decanted and the samples bagged for storage and shipment to the Bondar-Clegg sample preparation facility in San Luis Potosi.

     Although every effort was made to optimize sample recovery, the abundance of historic mine workings and related collapse-voids in the upper parts of the Cerro San Pedro deposit has at time made consistent sample recovery a problem. To overcome this obstacle, a synthetic polymer (such as EZ-Mud® or Alcomer®) was routinely added to drilling water to increase fluid viscosity and effectively seal the outer part of the hole. In more difficult zones, sample recovery was maintained by the addition of bentonite or drilling foam. In some areas, however, the presence of large open voids precluded proper sample recovery until the drill bit had passed several meters back into solid rock. In an attempt to address this problem, a Digger® center-return hammer-bit was used in place of the conventional reverse circulation hammer to minimize sample loss through known mine workings and voids.

     A lesser number of core holes were drilled on the property prior to the start of the 2008 program. During the site visit, a few of these holes were examined at the on-site core storage facility (the former ASARCO hospital at Cerro San Pedro). Figure 12-1 is a sequence of pictures showing the core storage area and some details of the core left in the boxes.

     The core storage area is relatively well-organized, although most of the drill core is dust-covered and some is in poor shape. Potential recovery issues were identified during the site visit, however, it is impossible to attribute these instances to drilling-related recovery. For example, in some cases the missing core reflects legitimate sampling for bottle-roll leach testing, while in other cases the core could have been spilled and lost.

New Gold Inc. – Cerro San Pedro Mine	Page 12-2
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

     During November 2009 all core and RC samples kept at the historic storage facility were carefully moved to the new secured exploration storage and work facility adjacent to the mine offices and within the gated mine compound. The move was organized and supervised by project geologists and assisted by contract labourers and mine workers. The historic core is now stacked on wooden pallets underneath the new roofed core storage structure and adjacent to core racks which hold 2008-09 drill core. Stacks are organized by hole and metreage and are further protected from sun and dust by durable tarpaulin covers.

     Drill core recovery issues were discussed in the Glamis (2000) feasibility study and a consistent rule was used to limit the influence of samples displaying poor, or even potentially poor, recovery. If a sample has no documented recovery, or no geological information, it was flagged and removed from the database. Similarly, any sample with less than 15% recovery was also flagged and eliminated from the database. In this way, biased samples did not contribute to the resource estimate. Scott Wilson RPA has reviewed the database, as well as the core library at Cerro San Pedro, and is in agreement with this approach.

New Gold Inc. – Cerro San Pedro Mine	Page 12-3
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 12-1 CORE STORAGE PHOTOGRAPHS

Labelled core boxes	Core storage facility

Hole 96SP149C at 140.5 m (possible lost core)

Hole 97SP212C at 231.7 m (showing sample tag)

New Gold Inc. – Cerro San Pedro Mine	Page 12-4
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

     The following discussion was supplied by New Gold. Scott Wilson RPA believes that the information is accurate and can be relied upon.

     Prior to 2008, the sampling procedure for core holes involved systematic sampling at regular two meter intervals, except where holes intercepted major lithologic/geologic contacts or encountered mine workings and voids. During 2008-09, systematic sampling took place at regular two meter intervals until the completion of the second hole. Regular three meter intervals were used throughout the remainder of the campaign with the same exceptions listed above, including zones of manto mineralization. During 2008-09 zones of manto mineralization with ample core recovery were sampled at regular one meter intervals, with exceptions made at major geologic or mineralogical contacts. The majority of core holes were completed with HQ-sized core (6.4 cm diameter), with reductions to NQ-size core (4.8 cm diameter) where necessary. Two methods of core sample splitting were employed, depending on sample lithology. In 2009, one metallurgical hole, 09SPD027C, was drilled with PQ-size core (8.5 cm diameter)

     Prior to 2008, limestone core samples were split using a conventional water-cooled rock saw modified to cut an approximate two centimetre slice lengthwise along each two meter interval. Once each two meter sample interval had been cut, the saw was cleaned and the wet fines included with the respective sample. Based on fire assay results, metallurgical samples were selected as required and submitted to McClelland Laboratories of Sparks, Nevada, USA for further testwork.

     During the 2008-09 drill campaign, all samples were cut using one of two manual core splitters or one hydraulic splitter. Sample pieces measuring up to 10 cm to 15 cm were placed in the splitter lengthwise and cut. One half of the core was place back into the core box while the other was placed in the appropriate sample bags. Each splitter was thoroughly cleaned by the operator(s) between samples using hand brushes. All work was supervised by a project geologist.

New Gold Inc. – Cerro San Pedro Mine	Page 13-1
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

     During the initial stages of the core drilling program, porphyry samples were also cut as half-splits using the water-cooled rock saw according to the same procedures described above. Due to the porphyry’s relatively friable character under wet conditions, the sampling method for porphyry was revised to dry-cutting half-splits using a Longyear jaw splitter. One half-split was submitted to Bondar-Clegg for fire assay while the remainder was stored at the project site for reference and possible future testwork (see Figure 12-1).

     Prior to 2008, the preparation of bulk composites for column leach metallurgical testing involved the collection of approximately 500 kg of Begoñia Limestone, as well as the collection of three 200 kg of whole-core composites of porphyry oxide material. All samples selected for bulk compositing were submitted as separate sample intervals and were subsequently composited by McClelland Laboratories. The samples for bottle-roll leach tests were submitted as un-split two metre intervals. Head assays for these samples were subsequently entered into the drill assay database upon receipt of results from McClelland Laboratories. Density determinations of the various ore types were made on underground and core samples of mineralized porphyry. Split core samples of representative ore and waste rock lithologies were selected for Acid Rock Drainage (ARD) characterization and submitted to Hazen Laboratories, Golden, Colorado, USA, for analysis.

     In the fall of 2009, a twin of hole 09SPD024C (09SPD027C) was drilled to collect metallurgical samples of porphyry oxide and porphyry sulphide-oxide material. Whole PQ sized core samples were individually sealed and bagged to prevent oxidation and placed in 55 gallon barrels for shipment. Porphyry sulphide and porphyry sulphide-oxide material were collected and submitted for analyses. Determinations of density and head assay along with mineralogical, grind, and flotation testwork will be completed by Dawson Metallurgical labs of Salt Lake City, Utah, USA. Results are pending.

New Gold Inc. – Cerro San Pedro Mine	Page 13-2
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

SAMPLE PREPARATION

     Drill core samples submitted for Au-Ag fire assay prior to 2008 were routinely sent to the Bondar-Clegg sample preparation facility in San Luis Potosí, where each sample was dried at approximately 150oC, weighed, and crushed to a minimum of 75% passing minus 10 mesh. Quality assurance was maintained by screening at least one sample from each daily submittal through a 10 mesh screen. The crushed sample was then passed through a Jones splitter and a representative 250 g split was retained for subsequent pulverization. The remaining coarse rejects were re-bagged and returned to the CSP mine site for storage. The 250 g split was then pulverized using a ring and puck pulverizer, reducing the sample to a minimum standard of 95% passing 150 mesh. Beginning in late 1995, Bondar-Clegg began separating each pulverized sample into separate 150 g to 200 g and 50 g splits, the larger of which was forwarded to the Bondar-Clegg laboratory in Vancouver, British Columbia, for gold-silver fire assay, and the smaller retained for storage at the Bondar-Clegg facility in San Luis Potosí. Consequently, an additional set of 50 g sample pulps remain available for future analytical work.

     For the 2008-09 program, all samples from holes 1-12 along with holes 17, 19-23, and hole 25 were submitted to ALS Chemex laboratory in Guadalajara, Jalisco, Mexico for sample preparation. Samples were first weighed and dried, if necessary. Entire samples were fine crushed to a minimum of 70% passing through minus 10 mesh (2 mm). Quality assurance was maintained by screening at least one sample from each submittal through a minus 10 mesh screen. A riffle splitter was used to get splits of 250g which were pulverized to a minimum of 85% passing through minus 200 mesh (75 microns). In the case where the lab was instructed to create pulp duplicate samples, 500g of crushed material was pulverized and subsequently split. One 250 g pulp was submitted as usual with the rest of the sequence and the duplicate was kept for check analyses at a later date by SGS Labs. Batches of 250 g pulps were shipped to ALS Chemex in Vancouver, British Columbia, Canada for Au assay, Ag analysis, and 32-element ICP analyses. Remaining coarse rejects were re-bagged and returned to the CSP mine site for storage. Remaining pulps were also returned and stored on site at CSP.

New Gold Inc. – Cerro San Pedro Mine	Page 13-3
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

     Holes 13-16, 18, 24, 26, and 28-29 were submitted to SGS Laboratories in Durango, Durango, Mexico for sample preparation. Samples were first weighed and dried, if necessary. Entire samples were fine crushed to a minimum of 90% passing through minus 10 mesh (2 mm). Quality assurance was maintained by screening at least one sample from each submittal through a minus 10 mesh screen. Splits of 1,000 g using a riffle splitter were pulverized to a minimum of 90% passing through minus 200 mesh (75 microns). In the case where the lab was instructed to create pulp duplicate samples, 2000g of crushed material was pulverized and subsequently split. One 1000 g pulp was submitted as usual with the rest of the sequence and the duplicate was kept for check analyses at a later date by ALS Labs. Batches of 1000 g pulps were initially shipped to SGS Laboratories in Toronto, Ontario, Canada for Au assay, Ag analysis, and 32-element ICP analyses. After mid-July 2009, all analyses were completed at the SGS laboratory in Durango. Remaining coarse rejects were re-bagged and returned to the CSP mine site for storage. Remaining pulps were also returned and stored on site at CSP.

ASSAY METHODS

     The Bondar-Clegg fire assay procedure involved a standard one assay ton gold-silver fire assay with an atomic absorption (AA) finish. The assay procedures include blending of sample pulps followed by weighing of one assay ton (29.17 g) splits from each sample pulp. The weighed samples were fused with an appropriate flux at a temperature of 1,038oC for approximately 45 minutes, allowed to cool, and subsequently cupelled at 954oC for gold and 871oC for silver. The cupelled sample buttons were then dissolved in aqua regia for approximately three hours and the resulting solution analyzed for gold and silver on an AA spectrometer. Sample analyses reporting above 10 g/t Au or 500 g/t Ag were re-analyzed via fire assay with a gravimetric finish. In addition, all samples reporting above 0.10 g/t Au were forwarded to Bondar-Clegg’s Reno, Nevada, USA facility where they were analyzed for cyanide (CN)-soluble gold via a one assay ton hot CN shake leach. Bondar-Clegg’s agitated cyanide assay procedure first involved the preparation of a second 30 g spilt from the original sample pulp, which was mixed with 30 mL of 5 g/L CN solution and 2.5 g/t sodium hydroxide solution to bring the solution pH up to 10.5. The sample was then agitated for one hour at 80oC after which the solution was analyzed by AA. Results were initially reported in ounces per short ton of dry solids and subsequently converted to grams per tonne. Upon receipt of the results from Bondar-Clegg, all CN-soluble assay data were recorded in the CSP Mine database along with the original fire assay results for each individual sample.

New Gold Inc. – Cerro San Pedro Mine	Page 13-4
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

     Bondar-Clegg systematically re-assayed every 25th sample as an internal quality control check (MSX did not include standards, blanks or duplicates with the sample batches that were sent to Bondar-Clegg). The entire batch of samples was re-assayed if any discrepancies were noted between the original results and the re-assay values (for Au and Ag). Statistical tests (the F-test and the Student t-test) comparing the two sets of data from the two runs found no significant statistical difference between the two populations (Glamis, 2000).

     In order to check the accuracy of the Bondar-Clegg values, the pulp from every 25th sample was re-assayed by Cone Geochemical Inc. (for samples taken in 1995 and 1996). Cone Geochemical Inc., of Lakewood, Colorado, USA, used an analytical procedure that was similar to that the Bondar-Clegg method, except that all sample pulps received from Bondar-Clegg were reground to 90% passing 200 mesh prior to fire assay. Gold analyses followed essentially the same procedures described above; however, silver analyses utilized a four-acid digestion technique (Perchloric-Hydrofluoric-Nitric-Hydrochloric), which generally yields a more complete sample digestion resulting in a more complete analysis of total contained silver. When the data from the two laboratories are analyzed, there is a marked difference between the Ag values (but not Au); at the time, this was explained by the pulverization technique (rather than the digestion method).

     In 1998, as part of its due diligence, Cambior twinned some of the RC holes in the pit area with NQ diamond drill holes. The samples were submitted to Bondar-Clegg but they were analyzed using a different protocol (essentially the ‘Cone protocol’ of additional grinding, a four-acid dissolution followed by a fire assay and AA finish). With the new protocol the core samples returned higher Ag values than the samples from the original RC hole. An extensive re-assay program and statistical analysis showed that the 1998 laboratory protocol returned a positive Ag bias of around 30% when compared to the samples assayed before 1998. Further checks were made by assaying a subset of the samples at two additional laboratories using both assaying protocols. The conclusion is that the aqua regia digestion used on samples before 1998 under-reported the Ag values (but not Au). The samples in the database (prior to September 1997) were readjusted using a polynomial regression for both channel and drill hole samples. This resulted in an adjustment of 85% of the Ag values in the database with a 23% increase in the Ag average (from 13.84 g/t to 17.10 g/t).

New Gold Inc. – Cerro San Pedro Mine	Page 13-5
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

     Geochemical analyses of surface and underground rock chip samples and selected drill intervals have also been performed by Bondar-Clegg according to a multi-element suite corresponding to district geology. Sample analyses for gold were performed via the one assay ton fire assay/AA finish method described above. Analyses for silver, copper, lead, zinc, arsenic, antimony, mercury, and manganese were done through a multi-element inductively coupled plasma (ICP) spectral scan. The majority of silver analyses for Metallica’s rock chip sampling program have been analyzed by ICP. As a rule, differences between the sample digestion procedures for the fire assay/AA-finish method and the ICP method result in slightly lower silver values with the latter. Skyline Labs of Tucson, Arizona, USA, analyzed gold and silver from the Bear Creek underground sampling program using standard gold-silver fire assay/AA-finish techniques. Underground sampling data from the Fresnillo and Geocon campaigns also utilized standard fire assay methods, although the laboratories used are unknown.

     More than 50% of the reverse circulation samples (2,232 from a total of 4,253) collected by Fresnillo were re-assayed for gold and silver during 1996 by MSX. During the 1995 and 1996 drilling by MSX-Metallica, the samples were assayed in a systematic way for gold and silver, and sporadically for copper, lead, zinc, molybdenum, arsenic, antimony, mercury, bismuth, and manganese. From 1997 on, each sample was assayed for gold, silver, copper, lead, zinc, molybdenum, arsenic, antimony, mercury, and manganese.

     Scott Wilson RPA notes that the sampling programs, by necessity, involved MSX employees, although none of these employees is believed to have been an officer of the company. Scott Wilson RPA also notes that there is no documentation on the chain of custody for samples between the sample collection point and delivery at the commercial laboratory.

New Gold Inc. – Cerro San Pedro Mine	Page 13-6
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SCOTT WILSON RPA	www.scottwilson.com

     Scott Wilson RPA is satisfied with the adequacy of the sample preparation, security, and analytical procedures. Assay certificates were examined during the site visit and checked against the database with no significant errors for the samples that were checked.

     The ALS Chemex gold fire assay procedure used during 2008-09 was a 30 g fire assay with the code Au-AA23. Samples with Au-AA23 results above the detection limit of 10 grams per ton were re-analyzed by default 30 g gravimetric method Au-GRA21. For Au-AA23, a prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead. The bead is digested in 0.5 mL dilute nitric acid in the microwave oven, 0.5 mL concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards (ALS Chemex Fire Assay Procedure – Au-AA23 & Au-AA24 Fire Assay Fusion, AAS Finish, 2005).

     For the Au-GRA21 method, a prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents in order to produce a lead button. The lead button containing the precious metals is cupelled to remove the lead. The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold. Silver, if requested, is then determined by the difference in weights (ALS Chemex Fire Assay Procedure – Ag-GRA21, Ag-GRA22, Au-GRA21 and Au-GRA22, 2005).

     The SGS Laboratories gold fire assay procedure used during the first month and a half of submittals (June to mid-July, 2009) was a 30 g method with the code FAI323 (Inductively Coupled Plasma-Atomic Emission Spectrometry or ICP-AES finish) performed in Toronto. After mid-July, 2009 all samples were analyzed by a very similar 30 g fire assay method with the code FAA313 (Atomic Absorption or AAS finish). All results over 10 grams per ton were reanalyzed by the FAG303 method which employs a 30 g charge, gold by fire assay and gravimetric finish.

New Gold Inc. – Cerro San Pedro Mine	Page 13-7
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SCOTT WILSON RPA	www.scottwilson.com

     Silver assays conducted by ALS Chemex were completed using a 4-acid digest method with the code ME-AA61. Results above the detection limit (over 100 ppm) were analyzed by Ag-GRA21 (described above as Au-GRA21). For Me-AA61, A prepared sample (0.25 g) is weighed into a Teflon beaker and digested with perchloric, hydrofluoric and concentrated nitric acids, and then evaporated to dryness. The residue is re-dissolved in hydrochloric acid and subsequently analyzed by atomic absorption spectrometry (ALS Chemex Geochemical Procedure – ME-AA61, 2006).

     Silver assays completed by SGS also utilized a 4-acid digestion method and atomic absorption spectrometry with the code AAS42E. This method utilized hydrofluoric, perchloric, hydrochloric and nitric acids for sample dissolution and atomic absorption spectrometry finish. Rare over-limits (above 300 grams per tonne) were re-analyzed by the method FAG313 which employs a 30 g charge, silver by lead collection fire assay and gravimetric finish.

     During 2008-09 drilling select portions of limestone along with all manto and porphyry samples were analyzed by 4-acid digest ICP methods. A suite of 33 elements was examined by ALS and a suite of 32 elements at SGS. Samples with over-limit results for zinc, lead, and/or copper were re-analyzed with another 4-acid ICP-AES method with a much higher upper detection limit. Additionally, in the Fall of 2009 1,544 pulps from historic drilling in sulphide or mixed sulphide-oxide zones of significant length (generally 30 meters or more) were submitted to SGS for multi-element analysis including zinc, lead, and copper.

New Gold Inc. – Cerro San Pedro Mine	Page 13-8
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

      With ALS Package ME-ICP61 a prepared sample (0.25 g) is digested with perchloric, nitric, hydrofluoric and hydrochloric acids. The residue is topped up with dilute hydrochloric acid and the resulting solution is analyzed by inductively coupled plasma-atomic emission spectrometry. Results are corrected for spectral inter-element interferences (ALS Chemex Geochemical Procedure – ME-ICP61, 2007). Over-limit results for zinc (10,000 ppm), lead (10,000 ppm), and/or copper (10,000) were reanalyzed by method ME-OG62. For this method, a prepared sample is digested with nitric, perchloric, hydrofluoric, and hydrochloric acids, and then evaporated to incipient dryness. Hydrochloric acid and de-ionized water is added for further digestion, and the sample is heated for an additional allotted time. The sample is cooled to room temperature and transferred to a volumetric flask (100 mL). The resulting solution is diluted to volume with de-ionized water, homogenized and the solution is analyzed by inductively coupled plasma - atomic emission spectroscopy or by atomic absorption spectrometry (ALS Chemex Assay Procedure – ME-OG62, 2009).

      The SGS multi-element ICP package ICP40B also utilized a 4-acid digestion but finished with ICP-OES or optical emission spectrometry. Samples containing over 10,000 ppm of zinc, lead, and/or copper were re-analyzed by method ICP41Q. This method provided results for samples with high concentrations of these elements and also employed a 4-acid digestion and ICP-OES finish.

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SCOTT WILSON RPA	www.scottwilson.com

14 DATA VERIFICATION

     As of December 2009, there was remaining capacity of a nominal 75 million tonnes. These included visual checks of the drill hole data to ensure correct spatial locations, re-logging of core and cuttings if there were discrepancies between the drill logs and the database, as well as confirmation of the assay values with the assay certificates. Scott Wilson RPA has reviewed the steps taken for this validation and agrees with the report’s conclusion that the dataset is free of significant errors.

     As a further check, Scott Wilson also validated the database using various software tools (Gemcom and Access) and found no significant errors. In addition, during the site visit, Scott Wilson RPA checked the assay certificates and drill logs for one hole (96SP108C) against the values in the database and confirmed that the records in the database were accurate. Time did not allow a more comprehensive check of the database and assay certificates.

New Gold Inc. – Cerro San Pedro Mine	Page 14-1
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

15 ADJACENT PROPERTIES

     There are no currently operating precious metal mines or properties being actively explored immediately adjacent to the CSP Mine. There are no major producing gold or silver mines within a 100 km radius of Cerro San Pedro.

New Gold Inc. – Cerro San Pedro Mine	Page 15-1
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

16 MINERAL PROCESSING AND METALLURGICAL TESTING

METALLURGICAL TESTWORK
     The CSP Mine has had extensive metallurgical investigative work done on a variety of ore types to evaluate their performance. The investigations focused on determining the ultimate precious metal (gold and silver) recovery that could be achieved.

     Testwork was carried out at a number of laboratories, incorporating the following testwork:

  Standard bottle-roll tests

  Column testing

  Cyanide solubility testing

  Diagnostic leaches

  Ore characterization testing

  High solids bottle stirs (HSBS) for heap simulation

  Solution chemistry analysis

  Mineralogical examination

     The testwork was carried out at various particle sizes and parameters.

     Testing was carried out on a total of 396 different samples of core, core composites bulk samples, bulk sample composites, underground chip samples, and reverse circulation drill cuttings, covering the known extents of the deposit.

     Seven distinct mineral types were identified geologically and metallurgically, and tests as shown in Table 16-1 were carried out on the samples.

New Gold Inc. – Cerro San Pedro Mine	Page 16-1
Technical Report NI 43-101 – February 16, 2010

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TABLE 16-1 SUMMARY OF METALLURGICAL TESTS
New Gold Inc. – Cerro San Pedro Mine, Mexico

Sample Type	Column Tests	Bottle Roll	HS Bottle Stirs
Porphyry Oxide	38	186	16
Begonia Limestone	22	90	20
Barreno Limestone	11	51
Barreno Manganese	12	49
Hospital Limestone	0	23
Porphyry Mixed	2	43
Porphyry Sulphide	2	19

     Table 16-2 summarizes the key metallurgical parameters developed from the testwork.

TABLE 16-2 METALLURGICAL PARAMETERS BY ORE TYPE
New Gold Inc. – Cerro San Pedro Mine, Mexico

Numerical	Ore Type	Heap Leach		Reagent Consumption(kg/t)
Descriptor		Recovery (%)
		(Run-of-Mine)
		Gold	Silver	Sodium	Pebble Lime
				Cyanide
100	Barreno Limestone	20	5	0.3	3.0
101	Barreno Manganese	20	5	0.3	3.0
102	Hospital Limestone	35	10	0.3	3.0
103	Begonia Limestone	55	25	0.3	3.0
105	Porphyry Oxide	75	40	0.3	3.0
106	Porphyry Mixed	30	40	0.6	13.2
107	Porphyry Sulphide	20	30	0.6	13.2

     Independent data reviews were carried out by McClelland Laboratories, Inc. and Kappes, Cassiday and Associates to support the conclusions reached.

     On advice from Mr. Bruce Thorndycraft, a consulting metallurgical and chemical engineer with experience in operating heaps, the initial consumption rates, based on his review of the metallurgical test work, should be 0.20 kg/t for sodium cyanide and 2.0 kg/t for lime. Higher consumption rates may be encountered when treating the mixed and sulphide porphyry later in the mine life.

New Gold Inc. – Cerro San Pedro Mine	Page 16-2
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

PROCESS DESCRIPTION
     Run-of-mine (ROM) ore, from the open pit, approximately three kilometres away, is placed on the heap leach pad as shown in Figure 16-1. The ultimate heap leach area consists of three phases, with an ultimate heap height of 100 m, using 10-m lifts with a berm of four meters between lifts. The total capacity of the pad is estimated at 100 million tonnes.

     Leaching is carried out at an average 9.5 L/hr/m2, in 80 m by 100 m patterns, using a 20.3 cm (8 in.) main feed pipe, 15.3 cm (6 in.) distribution pipes, Oremax® 1.9 cm (3/4 in.) drippers at an 80 cm spacing and Netafin® 1.9 cm (3/4 in.) drippers at a 100 cm spacing.

     Figure 16-2 shows the as-built pad (December 2008) containing approximately 15 million tonnes, as well as the areas either under leach, in preparation for leach or already leached.

     Figure 16-3 shows the total process flow sheet, incorporating all the steps involved in the recovery of gold and silver, as well as proposed expansions and updates in the future.

     Pregnant solution (0.29 ppm Au and 5.83 ppm Ag (2009 YTD)) piped from the leach pad is mainly stored in the pregnant solution piping rather than the pregnant solution pond. This has resulted in reduced evaporation losses. The piping has been designed to provide for recirculation of pregnant solution back to the heap for upgrading.

     Table 16-3 shows the historical pregnant and barren solution values for gold and silver. Although the gold has only risen slightly, the silver values have increased over 65%.

New Gold Inc. – Cerro San Pedro Mine	Page 16-3
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

312,500 E
313,500 E
313,500 E
314,000 E
2456000 N
2,456,000 N
2,455,500 N
2,455,500 N
2,455,000 N
2,455,000 N
Property Limit
Road to CSP
LEACH PAD
N
Cell 7
Cell 3
Phase I
Cell 6
Phase II
Phase III
Cell 2
Cell 5
Lab
Cell 1
Cell 4
Area Restricted by INAH
Property Limit
Road to Cuesta de Campa
Process Building
Solution Ponds
0 100 200 300 400 500
Metres
February 2010
Source: New Gold Inc., 2009.

Figure 16-1

New Gold Inc.

Cerro San Pedro Mine

State of San Luis Potosí, Mexico

ROM Ore on Heap Leach Pad

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SCOTT WILSON RPA	www.scottwilson.com

Legend:
Area in Leach
Area Prepared for Leach
Area Leached
CELL 1
CELL 2
CELL 3
CELL 4
CELL 5
PILOT CELL
N
0 50 100 150 200 250
Metres

Figure 16-2

New Gold Inc.

Cerro San Pedro Mine

State of San Luis Potosí, Mexico

As-Built Heap Leach Pad
(December 2008)

February 2010 ***Source: New Gold Inc., 2009.***

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SCOTT WILSON RPA	www.scottwilson.com

OFFICES
LABORATORY
CYANIDE PREPARATION
PROCESS PLANT
TRUCK #1
TRUCK #2
TRUCK #3
TRUCK SHOP LOAD-OUT
WASTE DUMP LOAD-OUT
WATER PUMP
FUTURE WATER WELL PUMP
FUTURE WATER TANK
ANTI-SCALANT TANK
ANTISCALANT PUMP
BARREN SOLUTION PUMPS
FUTURE EAST PAD TANK
FUTURE EAST PAD PUMPS
FUTURE WEST PAD PUMPS
FUTURE WEST PAD TANK
LEACH PAD
FUTURE WASTE DUMP WATER PUMP
LIME SLAKING SYSTEM IS ON HOLD
LIME SILO
LIME FEEDER
LIME SCREW CONVEYOR
LIME SLAKER
GRIT
ANTISCALANT PUMP
SAMPLER
PREGNANT SOLUTION PUMPS
RECYCLE SOLUTION PUMPS
OVERFLOW
OVERFLOW POND
PREGNANT SOLUTION POND
PREGNANT SOLUTION PUMP
CYANIDE BIN
CYANIDE DISTRIBUTION PUMP
CYANIDE HOLDING TANK
CYANIDE TRANSFER PUMP
CYANIDE PREPARATION TANK
CYANIDE AGITATOR
CLARIFIER
TO FLOOR
TURBIDITY SENSOR
DEAERATION TANK
DISSOLVED OXYGEN SENSOR
VACUUM PUMP
ZINC
ZINC FEEDER
ZINC CONE
PROCESS AREA SUMP PUMP
PROCESS AREA SUMP
PRECIPITATION PUMPS
FILTER PRESS
COOLING WATER PUMP
SEAL WATER TANK
SEAL WATER PUMP
LABORATORY
SERVICE AREAS
ACCUMULATOR TANK
AIR COMPRESSOR
TO ATMOSPHERE
EXTRACTION FAN
FUME HOOD
BAR FURNACE
SLAG
DORE
SAFE
PRECIPITATE
MERCURY RETORT
MERCURY VESSEL
VACUUM PUMP
CLARIFIER FEED PUMP
FILTER FEED PUMP
FILTER FEED TANK
PRECOAT TANK AGITATOR
PRECOAT PUMP
PRECOAT TANK
EXTRACTION FAN TO ATMOSPHERE
D.E.
Fluid Legend
SOLUTION
INTERMITTENT
GAS
FUTURE
Piping Legend
INSTALLED
INSTALLED
INSTALLED
INSTALLED
INSTALLED
INSTALLED
FUTURE

Figure 16-3

New Gold Inc.

Cerro San Pedro Mine

State of San Luis Potosí, Mexico

Total Process Flow Sheet

February 2010

Source: New Gold Inc., 2009.

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SCOTT WILSON RPA	www.scottwilson.com

TABLE 16-3 SOLUTION VALUES
New Gold Inc. - Cerro San Pedro Mine, Mexico

	Gold		Silver
Year	Pregnant	Barren	Pregnant	Barren
	Solution	Solution	Solution	Solution
	(ppm)	(ppm)	(ppm)	(ppm)
2007	0.25	0.03	3.54	0.09
2008	0.32	0.01	3.94	0.13
Jan – Jun 2009	0.33	0.01	5.04	0.07

     Figure 16-4 shows a detailed layout of the plant. The area contains the process plant, the assay laboratory, and the fenced and locked cyanide preparation area (meets the International Cyanide Code specifications). The pregnant solution is treated in a Merrill-Crowe processing circuit to maximize silver recovery. The circuit consists of a clarifying filter, de-aeration tower, zinc dust addition, and filter presses to collect the silver/gold precipitate. The filter press solution is returned to the barren solution tank, and reused for leaching.

     The precipitate is retorted at 600oC for 24 hours to remove mercury, and sent to the smelting furnace for processing into doré bars, assaying 95% silver and approximately 4% gold. Refining is carried out approximately twice a week. The bars are stored in a locked safe and conveyed through a small door in the back of the safe to a security transport truck. Responsibility passes to the transport company upon receipt of bars into the truck. Mercury is recovered, and has been sold locally.

METAL PRODUCTION
     Metallurgical accounting is based on a function of recoverable ounces. As mentioned earlier, there are seven ore types, three porphyry and four limestone, which predominantly make up the ore body. Each has an associated achievable silver and gold recovery, based on test work done. Depending on the distribution of ore on the heap, a number of recoverable ounces are available for leaching, and will ultimately be leached.

New Gold Inc. – Cerro San Pedro Mine	Page 16-7
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

Transformer
2,500 KVA
Tubería de sistema
contra incendio
Tubo Fo.4" diam. ced. 40
BARREN SOLUTION
TANK AREA
N
AREA DE RETORTA
H1
(Hidrante 1)
H2
(Hidrante 2)
H3
(Hidrante 3)
LABORATORY
PROCESS
PLANT
EMERGENCY GENERATOR
1,300 KVA
Tuberia de sist
contra incendio
H4
(Hidrante 4)
Diesel Tank
H5
(Hidrante 5)
PUMPING
STATION
CYANIDE
PREPARATION
AREA
Transformer
2,500 KVA
DESCARGAS DE PLANTA DE PROCESO
DESCARGAS DE LABORATORIO
DESCARGAS DE AREA REACTIVOS
OVERFLOW SUMP
PREGNANT
SOLUTION
SUMP

Figure 16-4

New Gold Inc.

Cerro San Pedro Mine

State of San Luis Potosí, Mexico

Plant Layout

February 2010

Source: New Gold Inc., 2009.

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SCOTT WILSON RPA	www.scottwilson.com

     Table 16-4 shows the production (doré) over the life of the project to date. Please note these are production figures unreconciled to final payable doré.

TABLE 16-4 METAL PRODUCTION
New Gold Inc. - Cerro San Pedro Mine, Mexico

Year	Gold (troy oz)		Silver (troy oz)
	Planned	Actual	Planned	Actual
2007	54,377	25,485	876,512	406,592
2008	92,471	87,098	1,520,510	1,092,733
2009	104,767	98,383	2,901,941	1,530,376
Totals	251,615	210,965	5,298,963	3,029,701

     The planned metal production fell short of the actual production early in the mine life due to the leach recovery curve and the lower recoveries. A 90-day leach cycle delay was applied to the original production forecast with a 93% recovery of the gold recovery from Table 16-2 and a 70% recovery of silver from Table 16-2 to get a good correlation of actual production to a re-estimated production. The re-estimated production is compared to actual production in Table 16-5. These lower recovery factors were applied to the cash flow model described in Section 19.

TABLE 16-5 RE-ESTIMATED METAL PRODUCTION
New Gold Inc. - Cerro San Pedro Mine, Mexico

Year	Gold (troy oz)		Silver (troy oz)
	Re-estimated 93%	Actual	Re-estimated 70%	Actual
2007	32,313	25,485	405,727	406,592
2008	86,313	87,098	1,012,217	1,092,733
2009	91,153	98,383	1,795,586	1,530,376
Totals	209,779	210,965	3,213,630	3,029,701

New Gold Inc. – Cerro San Pedro Mine	Page 16-9
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

     The New Gold 2009 mineral resource estimate for the CSP Mine is effective December 31, 2009 (Table 17-1). The basis for the New Gold estimate is a new block model which replaces the Glamis (2000) feasibility study block model used for previous mineral resources estimates for the CSP Mine which included the model by WLR Consulting, Inc. (WLR, 2009b).

WLR supplied the following information to Scott Wilson RPA:

  Previous Mineral Resource and Mineral Reserve reports; and
  Pit shells (in DXF format) .

MSX supplied the following information to Scott Wilson RPA:

  End of December 2009 topography data files;
  Drill hole database;
  Rock Code, specific gravities, and rock code heap leach recoveries;
  A new MSX 3-D computer model that incorporates new exploration drilling, an updated geological interpretation, and resource classification scheme;
  Intermediate mine phase designs; and
  Economic Parameters;

     A Lerchs-Grossmann pit shell for the oxide portion of the deposit was developed based on US$800/oz Au, US$12/oz Ag metal prices, the topography surface as of December 28, 2009 and certain cost and metal recovery parameters (Schimann, 2009). A second Lerchs-Grossman pit shell for the sulphide portion of the deposit was developed based on US$900/oz Au, US$15/oz Ag, US$1.00/lb Zn, US$0.75/lb Pb metal prices, the oxide Whittle pit surface as the upper bounding surface, and certain cost and metal recovery parameters. A hard boundary for the pit shell was established at the INAH buffer zone. This buffer zone represents a volume of rock for which no open pit mining will be allowed so as to not have an impact upon the current townsite. Other economic parameters are shown in Table 17-1, a summary of the mineral reserves by rock type for the oxide portion of the deposit is presented in Table 17-2, and a summary of the mineral reserves by classification for the oxide portion of the deposit is presented in Table 17-3.

New Gold Inc. – Cerro San Pedro Mine	Page 17-1
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

No dilution has been added to the reserve estimate, except for the material already incorporated into the block grade interpolations in the deposit model.

     No ore loss adjustment for the accounting of previously mined underground material was made in the mineral reserves.

TABLE 17-1 ECONOMIC PARAMETERS FOR MINERAL RESERVES –
DECEMBER 31, 2009
New Gold Inc. - Cerro San Pedro Mine, Mexico

		Value
Parameter	Units	($)
Gold Price	US$/oz	800.00
Silver Price	US$/oz	12.00
Gold Refining Charge	US$/oz	3.84
Silver Refining Charge	US$/oz	0.25
Gross Receipts Royalty	%	1.95%
Mining Cost - ore	US$/t	1.60
Mining Cost - waste	US$/t	1.33
Processing Cost - ore	US$/t	1.40
General & Administration Cost - ore	US$/t	0.91
Gold And Silver Recoveries	Vary by Rock Type

TABLE 17-2 CSP MINERAL RESERVES BY ROCK TYPE– DECEMBER 31,
2009
New Gold Inc. - Cerro San Pedro Mine, Mexico

Rock Description	Ore Tonnes (000s)	Au Grade, g/t	Ag Grade, g/t	Waste Tonnes (000s)	Total Tonnes (000s)
Barreno Limestone	1,679	0.885	19.44	14,044	15,723
Barreno MnOx	12	0.473	48.02	46	58
Hospital Limestone	1,459	0.330	21.01	30,882	32,341
Begonia Limestone	9,679	0.416	22.01	50,992	60,670
Begonia Carbonaceous	-	-	-	11,592	11,592
Porphyry Oxide	46,140	0.567	20.49	2,258	48,398
Porphyry Mixed	15,046	0.618	22.44	479	15,525
Porphyry Sulphide	4,147	0.620	15.17	734	4,880
Tertiary Rhyolite	-	-	-	12	12
Mineral Reserves	78,161	0.563	20.77	111,038	189,199

New Gold Inc. – Cerro San Pedro Mine	Page 17-2
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

TABLE 17-3 CSP MINERAL RESERVES BY RESERVE CLASS -
DECEMBER 31, 2009
New Gold Inc. - Cerro San Pedro Mine, Mexico

Classification		Ore
	kTonnes	Au (g/t)	Ag (g/t)
Proven	42,709	0.61	22.41
Probable	35,452	0.51	18.79
Total Reserves	78,161	0.56	20.77

     Scott Wilson RPA reviewed the block model for CSP (using Gemcom software version 6.2.1) to confirm the New Gold estimates. The Measured and Indicated Mineral Resources for the CSP mine are shown in Table 17-4.

     As part of its due diligence, Scott Wilson RPA has reviewed the input parameters and results of the New Gold 2009 block model. Scott Wilson RPA finds that the input parameters and results are acceptable.

     The following steps were taken by Scott Wilson RPA to define the Mineral Resources and Reserves for the CSP Project:

  An oxide Lerchs-Grossmann pit shell was generated from Measured and Indicated Resources only using a NSR cut off grade of US$2.58/t.

  A design of the ultimate pit for the oxide portion of the deposit was generated including, but not limited to the design of roads, slopes, berms and bench configurations.

  The topographical surface in the 3- D model was updated in a new variable for new ultimate pit surface for the calculation of resources outside of the reserve pit.

  A resource pit shell was generated for the sulphide portion of the deposit based on a maximum net value per block, which was a comparison of the net oxide value of the block to the net sulphide value of the block. Measured and Indicated Resources were then tabulated for oxide and sulphide material that exists between the reserve pit design and the resource pit surfaces. Inferred Resources were also estimated during this step.

  Two grade shells were created for the tabulation of Inferred Resources outside of the reserve and resource pits. The oxide material outside of the resource pit shell was defined by a COG of 0.1g/t gold grade shell. The sulphide material outside of the resource pit shell was defined by a COG of 0.4g/t for equivalent gold grade shell. The in situ, equivalent gold grade was determined by the following metal prices, and metal recoveries were not included at this time for the calculation of the cut-off grade:

New Gold Inc. – Cerro San Pedro Mine	Page 17-3
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SCOTT WILSON RPA	www.scottwilson.com

o	Gold Metal Price:	US$900/oz
o	Silver Metal Price:	US$15/oz
o	Zinc Metal Price:	US$1.00/lb
o	Lead Metal Price:	US$0.75/lb

     Inferred Resources are shown in Table 17-5.

     It should be noted that the Inferred Resources for the Project include manto-type mineralization that lies approximately 100 m to 200 m below the resource pit. This manto mineralization has previously been mined in certain areas by ASARCO. The manto mineralization is listed as a separate Inferred Resource category in Table 17-5.

New Gold Inc. – Cerro San Pedro Mine	Page 17-4
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

TABLE 17-4 DECEMBER 31, 2009 MEASURED AND INDICATED MINERAL RESOURCES (INCLUSIVE OF MINERAL RESERVES)
New Gold Inc. - Cerro San Pedro Mine, Mexico

	Cut-off	Resource	Gold	Silver	Zinc	Lead	Gold	Silver	Zinc	Lead
Category		Tonnes	Grade	Grade	Grade	Grade	Ounces	Ounces	Pounds	Pounds
	Grade (g/t)	(000s)	(g/t)	(g/t)	(%)	(%)	(000s)	(000s)	(000s)	(000s)
Oxide Resources
Measured	0.10 Au	48,254	0.52	19.72	-	-	799	30,600	-	-
Indicated	0.10 Au	43,861	0.39	14,79	-	-	556	20,859	-	-
Measured + Indicated	0.10 Au	92,115	0.46	17.38	-	-	1,355	51,459	-	-

Sulphide Resources
Measured	0.40 AuEq	18,739	0.53	17.10	0.80	0.19	320	10,305	332,000	79,000
Indicated	0.40 AuEq	42,307	0.42	11.79	0.71	0.13	576	16,036	660,000	123,000
Measured + Indicated	0.40 AuEq	61,046	0.46	13,42	0.74	0.15	896	26,341	992,000	202,000

Notes:
1.	Based on a US$900/oz Au and US$15.00/oz Ag Lerchs-Grossmann shell.
2.	Measured and indicated mineral resources are inclusive of mineral reserves
3.	Gold Equivalent (AuEq) cut-off formula as follows: AuEq (g/t) = Ag (g/t) x 0.0167 + Pb(%) x 0.5714 + Zn(%) x 0.7619

New Gold Inc. – Cerro San Pedro Mine	Page 17-5
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

TABLE 17-5 INFERRED MINERAL RESOURCES – DECEMBER 31, 2009 New Gold Inc. - Cerro San Pedro Mine, Mexico

	Cut-off	Resource	Gold	Silver	Zinc	Lead	Gold	Silver	Zinc	Lead
Category	Grade	Tonnes	Grade	Grade	Grade	Grade	Ounces	Ounces	Pounds	Pounds
	(g/t)	(000s)	(g/t)	(g/t)	(%)	(%)	(000s)	(000s)	(000s)	(000s)
Inferred Resources Inside Whittle Resource Pit[2]
Inferred Oxide	0.10 Au	17,931	0.29	9.69	-	-	168	5,586	- -	- -
Inferred
Sulphide	0.40 AuEq	20,964	0.33	8.54	1.22	0.05	224	5,758	564,000	22,000
Total, Inferred inside Whittle resource pit							392	11,344	564,000	22,000

Inferred Resources Outside Whittle Resource Pit, but within a specified grade shell [3]
Inferred Oxide	0.10 Au	86,107	0.27	6.88	-	-	756	19,054	-	-
Inferred
Sulphide	0.40 AuEq	210,669	0.43	8.00	0.45	0.07	2,945	54,161	2,073,000	319,000
Inferred Manto	2.50 AuEq	4,470	1.98	114.51	6.17	1.61	285	16,456	608,000	159,000
Sulphide
Total Inferred outside Whittle resource pit							3,986	89,671	2,681,000	478,000

Notes:
1.	Inferred mineral resources are exclusive of mineral reserves.
2.	Based on a US$900/oz Au, US$15.00/oz Ag, US$1.00/lb Zn, and US0.75/lb Pb Lerchs-Grossmann pit and respective grade shells.
3.	Based on continuous mineralization contained within grade shells of 0.10 g/t Au for oxide mineralization and 0.40 g/t AuEq for sulphide mineralization.
4.	Gold Equivalent (AuEq) cut-off formula as follows: AuEq (g/t) = Ag (g/t) x 0.0167 + Pb(%) x 0.5714 + Zn(%) x 0.7619

New Gold Inc. – Cerro San Pedro Mine	Page 17-6
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RESOURCE DATABASE

     In 1998, Cambior Inc. (Cambior) completed a program of comparing the assay results obtained between samples collected from diamond drilling core holes and samples collected from reverse circulation programs. As a result of its investigation, Cambior concluded that the difference observed in the silver assay results could be attributed to the analytical method that was used by the analytical laboratory for the assaying completed prior to 1997. Consequently, it was believed that sufficient justification was present to adjust the silver assays in the database upwards using a polynomial regression for the channel and drill hole samples. Scott Wilson RPA reviewed the silver assays contained within the database that was used to prepare the grade-block model and found that a total of 5,053 silver assays from the 1995 and 1996 vintage drilling have been factored upwards by an average of 3.4 g/t Ag.

     The following sections are mostly taken from Berthelsen (2010) and provide a summary of the procedures followed in preparation of the updated grade-block model as at December 31, 2009.

     The current block model used 284 holes of a total of 330 drill holes contained in the database. Drill spacing within the defined area of the open pit is approximately 50 x 50 metres. Some smaller areas were drilled at a spacing of 25 m x 25 m. Drill holes are oriented either in an inclined manner to the east or near-vertical. All of holes drilled by Bear Creek and 13 of the holes drilled by Fresnillo were not selected because they contained no geological logging in the database. Underground channel samples were also excluded from the latest resource estimate.

     Table 17-6 provides a summary of the drill hole information used to estimate the mineral resource.

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SCOTT WILSON RPA	www.scottwilson.com

COMPOSITES

     All samples were composited to one metre intervals as this was the minimum sampling interval in the most recent drilling programme. Geologic rock codes were assigned to each composite, with composite intervals breaking at rock code boundaries. Log-normal probability plots were constructed of gold, silver, zinc, and lead to determine an appropriate cut-off for constraining the estimates within a mineralized envelope. The plots indicated that no statistically practical cut-off could be applied to the silver and the base metals, but a small but recognizable inflection occurred at 0.1 g/t for the gold plots. The composites were coded using an interpreted mineralized envelope. Only the gold estimates used this constraint. Composite intervals were broken at logged voids and assigned a flag by which those intervals were excluded from the interpolation.

TABLE 17-6 DRILL HOLE DATABASE USED IN MINERAL RESOURCE ESTIMATE
New Gold Inc. - Cerro San Pedro Mine, Mexico

	Year	DDH Holes		RC Holes		Total
		No.	Metres	No.	Metres	No.	Metres
Metallica	1992			36	9,129.3	36	9,129.3
MSX-Metallica	1995			47	11,970.0	47	11,970.0
MSX-Metallica	1996	28	8,568.4	78	20,894.9	106	29,463.3
MSX-Cambior	1997			11	2,650.0	11	2,650.0
MSX-Cambior Surface	1998			13	1,439.0	13	1,439.0
MSX-Cambior Ug	1998	42	3,552.9			42	3,552.9
MSX-Newgold	2009	29	15,287.9	7	1,511.0	36	16.798.9
Total		99	27,409.2	192	47,594.2	291	75,003.4

UNIVARIATE STATISTICS

     The data in Table 17-7 detail the global primary assay sample data available in the CSP database.

New Gold Inc. – Cerro San Pedro Mine	Page 17-8
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TABLE 17-7 DRILL HOLE DATABASE ANALYTICAL INFORMATION
New Gold Inc. - Cerro San Pedro Mine, Mexico

Analyte	No. of Samples	Analyte	No. of Samples	Analyte	No. of Samples
Au ppm	33,451	Fe %	5,047	Sc ppm	5,090
Cu ppm	17513	Ga ppm	2,211	Sr ppm	5,090
Pb ppm	17,949	Hg ppm	8799	Sn ppm	2,856
Zn ppm	17,964	K %	5,090	Th ppm	2,211
Ag ppm	33,439	La ppm	5,090	Ti %	5,090
Al %	5,082	Li ppm	2,856	Tl ppm	2,211
As ppm	13,889	Mg %	5,090	U ppm	2,211
Ba ppm	5,090	Mn ppm	13,660	V ppm	5,090
Be ppm	5,090	Mo ppm	13,889	W ppm	5,090
Bi ppm	5,090	Na %	5,090	Y ppm	2,856
Ca %	4,954	Ni ppm	5,090	Zr ppm	2,856
Cd ppm	5,090	P ppm	5,047	AuCn ppm	19,650
Co ppm	5,090	S %	3,723	AgCn ppm	619
Cr ppm	5,090	Sb ppm	13,889

     The basic descriptive statistics of the composite samples in tabular format for gold, silver, and zinc for each rock unit are given in Table 17-8 and are presented graphically in Figure 17-1. The coefficient of variation (CV) of the data for gold is generally low, and for the most part ordinary kriging should produce reasonable results. The CV in the Barreno and Hospital units is over 3, but as these represent small proportions of the resource, the use of different estimation technique is not warranted. The CVs for silver are all quite low in all rock units, while those of zinc are actually quite high in the limestones but are moderate to low in the porphyry.

New Gold Inc. – Cerro San Pedro Mine	Page 17-9
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TABLE 17-8 COMPOSITE STATISTICS
New Gold Inc. - Cerro San Pedro Mine, Mexico

Gold:
						Coeff.	Num
Rock Code	Min	Median	Max	Mean	SD	of Var.	Samples
Barreno Limestone	0.008	0.138	33.530	0.336	1.083	3.223	4,518
Barreno Mn Limestone	0.015	0.425	24.570	0.780	1.336	1.712	1,417
Begonia Limestone	0.002	0.152	21.430	0.546	1.241	2.275	3,998
Begonia-Carbonaceous	0.002	0.111	9.550	0.311	0.721	2.315	1,435
Limestone
Hospital Limestone	0.002	0.069	16.562	0.163	0.577	3.537	3,521
Manto – Massive	0.041	1.827	15.200	2.228	1.796	0.806	144
Sulphides
Porphyry-Oxide	0.002	0.305	141.090	0.551	1.467	2.664	14,867
Porphyry-Mixed	0.002	0.334	35.740	0.493	0.869	1.763	4,829
Porphyry-Sulphide	0.002	0.230	9.240	0.373	0.522	1.401	4,221
Porphyry-undifferentiated	0.002	0.220	7.250	0.354	0.480	1.354	5,903
Rhyolite	0.001	0.012	0.152	0.020	0.026	1.296	140

Silver:
						Coeff.
						of	Num
Rock Code	Min	Median	Max	Mean	SD	Var.	Samples
Barreno Limestone	0.050	9.310	238.400	12.857	14.269	1.110	6,090
Barreno Mn Limestone	0.050	20.571	1,342.900	30.598	63.787	2.085	1,522
Begonia Limestone	0.050	2.241	366.000	9.161	22.557	2.462	15,606
Begonia-Carbonaceous
Limestone	0.050	0.700	705.000	4.065	15.788	3.884	6,817
Hospital Limestone	0.050	4.399	658.970	10.634	24.411	2.296	9,063
Manto – Massive	1.200	57.000	982.000	154.724	201.744	1.304	144
Sulphides
Porphyry-Oxide	0.050	9.170	937.920	18.116	36.075	1.991	15,548
Porphyry-Mixed	0.050	9.248	242.000	13.910	17.210	1.237	4,978
Porphyry-Sulphide	0.050	5.100	398.000	9.070	13.857	1.528	4,750
Porphyry-undifferentiated	0.150	2.000	352.000	4.688	11.782	2.513	6,925
Rhyolite	0.008	0.050	9.600	0.220	0.719	3.260	1,166

New Gold Inc. – Cerro San Pedro Mine	Page 17-10
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Zinc:
						Coeff.
						of	Num
Rock Code	Min	Median	Max	Mean	SD	Var.	Samples
Barreno Limestone	0.001	0.031	13.650	0.092	0.470	5.080	3,522
Barreno-Mn Limestone	0.004	0.052	7.500	0.112	0.483	4.291	784
Begonia Limestone	0.001	0.034	29.800	0.326	1.559	4.784	5,793
Begonia-Carbonaceous	0.002	0.025	16.400	0.243	0.984	4.044	2,812
Limestone
Hospital Limestone	0.001	0.021	9.900	0.104	0.498	4.791	4,397
Manto – Massive sulphide	0.004	6.618	26.100	7.026	5.820	0.828	142
Porphyry-Oxide	0.002	0.138	6.700	0.258	0.395	1.533	7,236
Porphyry-Mixed	0.001	0.398	49.500	0.819	2.481	3.031	3,973
Porphyry-Sulphide	0.004	0.145	49.500	0.454	1.218	2.681	3,811
Porphyry-undifferentiated	0.002	0.121	7.730	0.337	0.597	1.771	6,919
Rhyolite	0.006	0.011	0.069	0.018	0.014	0.814	51

FIGURE 17-1 BOX PLOTS FOR GOLD, SILVER AND ZINC

New Gold Inc. – Cerro San Pedro Mine	Page 17-11
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GEOLOGICAL MODELLING

     The mineralization at the Cerro San Pedro deposits is strongly controlled by both lithology and structure. Clearly evident in the grade control data are strong north-south corridors relating to structures locally referred to as “Mendez” structures. These structures are evident in the exploration drilling to a lesser degree, but can still easily be recognized in variogram contour maps. An example is presented in Figure 17-2 for the gold distribution in the Begonia Limestone.

New Gold Inc. – Cerro San Pedro Mine	Page 17-12
Technical Report NI 43-101 – February 16, 2010

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FIGURE 17-2 VARIOGRAM MAP OF GOLD IN THE BEGONIA LIMESTONE

     Geological domains based on rock type were constructed in cross section and revised in plan view before being digitized and compiled into wireframes. The wireframes were checked for validity and stability before being used to code the block model and subsequent composite database.

     For the gold estimate only, a separate mineralized domain was digitized using a nominal 0.1 g/t Au cut-off (Figure 17-3). This was used to constrain the interpolation preventing smearing of higher gold grades outside the mineralized envelope. For all other elements, the geological domains, i.e., various units of limestone, porphyry, and manto (massive – semi-massive sulphide) were used to constrain the estimates.

New Gold Inc. – Cerro San Pedro Mine	Page 17-13
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FIGURE 17-3 LOG-NORMAL PROBABILITY PLOT FOR GOLD (SEDIMENT
ON THE LEFT, PORPHYRY ON THE RIGHT)

DENSITIES

     Cambior collected 281 specific gravity readings for eight different rock codes (units 100 to 107 inclusive). The averages for these determinations were loaded into the block model (Table 17-9). A rock code for massive sulphides not previously used was added to the list of rock codes. In 2009, a total of 45 samples of massive or semi-massive sulphide, rock code 111, were submitted to ALS-Chemex, Guadalajara. A default of 2.5 was assigned to blocks with other rock codes where density tests had not been completed.

TABLE 17-9 MEASURED DENSITIES FOR MAJOR ROCK TYPES
New Gold Inc. - Cerro San Pedro Mine, Mexico

Description	Rock Code	Number of tests	Average (g/cm3)
Barreno Limestone	100	13	2.55
Barreno MnOx	101	19	2.57
Hospital Limestone	102	11	2.59
Begonia Limestone	103	42	2.50
Begonia Carb	104	3	2.48
Porphyry Oxide	105	132	2.29
Porphyry Mixed	106	41	2.49
Porphyry Sulphide	107	20	2.51
Tertiary Rhyolite	108	Not tested	2.5 (default)
Manto	111	45	3.52

New Gold Inc. – Cerro San Pedro Mine	Page 17-14
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VARIOGRAPHY

     Spatial analysis was carried out on each domain. Correlograms rather than general variograms were generated for the distribution of gold, silver, copper, lead, and zinc. The correlogram is normalized to the variance and generally produces better quality variograms and cleaner results.

     Variogram maps were produced for each domain and element to gain an understanding of the continuity in three orthogonal directions. The following diagrams show the gold variogram map in plan view, long section and cross section for the Oxide Porphyry domain (rock code 105). While maximum continuity is up to 200 m, 90% of the variance has a range of around 50 m in a north-northwesterly direction (Figure 17-4). Vertical continuity is limited to around 20 m (Figure 17-5), while there is a shallow northerly plunge evident in the long section (Figure 17-6).

     After reviewing each element and domain map, some data was grouped with other domains due to either small numbers of samples and/or similar statistics. Contact plots were also generated and used to guide the grouping and to identify which domains required hard or soft boundaries. Figure 17-7 is an example of the contact plots.

New Gold Inc. – Cerro San Pedro Mine	Page 17-15
Technical Report NI 43-101 – February 16, 2010

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FIGURE 17-4 VARIOGRAM MAP (PLAN VIEW) FOR THE OXIDE PORPHYRY DOMAIN

FIGURE 17-5 VARIOGRAM MAP (CROSS SECTIONAL VIEW) FOR THE OXIDE PORPHYRY DOMAIN

New Gold Inc. – Cerro San Pedro Mine	Page 17-16
Technical Report NI 43-101 – February 16, 2010

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FIGURE 17-6 VARIOGRAM MAP (LONGITUDINAL VIEW) FOR THE OXIDE PORPHYRY DOMAIN

BLOCK MODEL CONSTRUCTION

     A non-rotated block model was set up using Vulcan software. The parent block size chosen was 20 m x 20 m x 10 m and sub-blocked to 10 m x 10 m x 10 m at geological boundaries used to constrain the interpolation. The parent block size was approximately the size of the closest drill spacing. The block setup parameters are detailed in Table 7-10 below. The triangulation names, rock codes assigned, and priorities used to code the “Rock” field in the model are detailed in Appendix 1. During construction the original, pre-modern mining topographic surface was used to limit the blocks. The model was coded with a mineralized domain “Minzone” after the model was generated. This boundary was not used to sub-block.

New Gold Inc. – Cerro San Pedro Mine	Page 17-17
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TABLE 17-10 BLOCK MODEL SETUP PARAMETERS
New Gold Inc. - Cerro San Pedro Mine, Mexico

	Origin	Offset	Size	Sub- block
East	313300	1400	20	10
North	2457100	1700	20	10
RL	1100	1300	10	10

Angle
Bearing	90
Plunge	0
Dip	0

     The detailed nature of the geological wireframe models resulted in “holes” between wireframes where blocks were not coded with any rock code. This required a post model manipulation of the block rock codes to ensure that all blocks were flagged with the correct rock code. This was done through the use of scripts which flagged these orphaned blocks with the appropriate code.

BLOCK GRADE ESTIMATION

INTERPOLATION
     The 2009 CSP block model was estimated by Ordinary Kriging. Interpolation of gold was constrained by a manually digitized envelope based on the 0.1 g/t Au cut-off evident on the log-normal probability plot and relevant rock type based domains. The envelope prevented the oversmoothing of gold estimates. All other estimates were interpolated without this mineralized zone envelope as the rock type domains were considered sufficient to constrain the estimates. A nearest neighbour estimate of gold, silver, and zinc was also completed to produce swath plots for validation purposes.

     Composite grades were capped during the estimation process, and the capping limits for each metal are presented in Table 17-11. The grades from grade control samples were also used to influence the actual grade caps, particularly in the case of silver.

New Gold Inc. – Cerro San Pedro Mine	Page 17-18
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TABLE 17-11 SUMMARY OF GRADE CAPS APPLIED DURING
INTERPOLATION PROCESS
New Gold Inc. - Cerro San Pedro Mine, Mexico

Domain	Au	% metal cut	Ag	% metal cut	Zn	% metal cut	Pb	% metal cut	Cu
100	20	0.7	280	3.8	15	3.7	-		-
101			230	0.3					-
102			500	0.2					-
103			500	0.0					-
104			400	2.6			5	3.6	-
105	15	1.2	500	0.5	15	2.3	-		-
106	15	1.2	500	0.3	16	7.1	-		-
107	15	1.2	510	0	-	-	-		-
111	10	1.4	700	2.1	16	4.7	-		-
waste	10	0	na		na		na		na

     Cell declustering was completed on the composites prior to interpolation. Declustering weights were calculated for each interpolated element, as there are significant differences in sample numbers and spacing between them. The resultant weights were used in the kriging interpolations.

SEARCH STRATEGY
    The search strategy used multiple passes where search distances and composite selection criteria were changed. The minimum number of composites used ranged from 4 to 16. The search ranges were chosen initially based on the closest space drilling to enable a block to be informed. The maximum number of samples allowed was 32 (Table 17-12). Sample selection between different boundaries is detailed in Table 17-13. For each domain within the block model, samples were selected from composites from the same domain (i.e., hard boundaries) and in some cases from adjacent domains (i.e., soft boundaries). The basis for deciding where sample selection boundaries were hard or soft were made on the basis of the similarities between the general univariate statistics of the domains.

New Gold Inc. – Cerro San Pedro Mine	Page 17-19
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TABLE 17-12 GENERAL SEARCH PARAMETERS FOR GRADE
INTERPOLATION
New Gold Inc. - Cerro San Pedro Mine, Mexico

Pass	1	2	3	4	5 (Ag, Zn
					and Pb only)
Minimum Samples	16	16	16	4	4
Maximum Samples	32	32	32	32	32
Maximum Samples per Octant	4	4	4	4	-
Minimum no Octants	4	4	4	2	-
Minimum Samples per octant	4	4	4	2	-
Octant Rotation	rotate	rotate	rotate	rotate	rotate
Major Radius	50	100	150	150	200
Semi-Major Radius	50	100	150	150	200
Minor Radius	25	50	100	100	100

TABLE 17-13 BOUNDARY SELECTION CRITERIA
New Gold Inc. - Cerro San Pedro Mine, Mexico

Block Model Domain
Element	100	101	102	103	104	105	106	107	111
Au	Soft within limestone, else hard					Hard+106	Hard+105+107	Hard + 106	Hard
Ag	Hard	Hard	Hard	Hard	Hard	Hard	Hard	Hard	Hard
Zn	Soft within limestone, else hard					Hard	Hard	Hard	Hard
Pb	Soft within limestone, else hard					Hard	Hard	Hard	Hard
Cu	Soft within limestone, else hard					Hard	Hard	Hard	Hard

RESOURCE CLASSIFICATION
     The resource was classified mostly using the search passes detailed in Table 17-12. The model was flagged as Measured (class=1), Indicated (class=2), and Inferred (class=3) on the basis of the following criteria.

     Blocks that were estimated by more than sixteen samples and had more than or equal to four samples in more than or equal to four octants and were within the minimum search radius of 50 m were classified as Measured. Blocks that were estimated by more than sixteen samples and had more than or equal to four samples in more than or equal to four octants and were within the minimum search radius of 100 m were classified as Indicated. Blocks that were estimated by more than sixteen samples and had more than or equal to four samples in more than or equal to four octants and were within the minimum search radius of 150 m were classified as Inferred. In addition, blocks that were estimated in two further passes with decreasing to a minimum of four samples were classified as Inferred. The gold estimate was used to classify the model, while a further pass for silver, lead, and zinc was completed to interpolate blocks which contained gold estimates.

New Gold Inc. – Cerro San Pedro Mine	Page 17-20
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BLOCK MODEL VALIDATION
     The results of the 2009 CSP block model were validated using various methods. These include thorough visual checks, change of support, and swath plots. Each of these validations is discussed in the following paragraphs.

     A detailed inspection of the interpolation of each element in both section and plan was completed to ensure that the model grades were related to the underlying drill hole samples. A thorough review of the rock coding and density values was also completed. Any deficiencies, particular in the rock codes, were rectified through an iterative process prior to the final running of the interpolations.

     The relative degree of smoothing was determined by constructing a change of support model using declustered composite grades (Table 17-14). These are plotted with an Indirect Log Normal distribution model allowing grade and percentage of tonnes above cut-off to be compared to the actual model of a given domain (Figure 17-7). This was done on the Oxide Porphyry domain referred to as TpOx or rock code 105. The model shows quite good correlation for most cut-off grades for gold but also shows that the block model is approximately 10% less within the economic cut-off range.

New Gold Inc. – Cerro San Pedro Mine	Page 17-21
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TABLE 17-14 COMPARISON OF INDIRECT LOG-NORMAL CHANGE OF
SUPPORT MODEL AGAINST BLOCK MODEL FOR DOMAIN 105 (OXIDE
PORHYRY)

	Grade difference CoS vs.	Tonnes difference CoS vs.
Gold cut off	model	model
0	12.1%	0%
0.1	10.1%	3%
0.2	5.0%	9%
0.3	0.5%	13%
0.4	1.6%	12%
0.5	3.1%	10%
0.6	1.6%	7%
0.7	1.0%	5%
0.8	0.2%	3%
0.9	1.7%	3%
1	0.5%	2%

FIGURE 17-7 COMPARISON OF INDIRECT LOG-NORMAL GLOBAL
CHANGE OF SUPPORT MODEL AGAINST BLOCK MODEL

     A graph presenting the results of the Hermite polynomial change of support method is presented in Figure 17-8 for the sulphide porphyry domain (rock code 107). This clearly shows that the block model closely follows the same distribution as the change of support model for the sulphide porphyry hosted mineralization.

New Gold Inc. – Cerro San Pedro Mine	Page 17-22
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FIGURE 17-8 GRADE CONTROL MODEL VS. RESOURCE MODEL FOR
DOMAIN 105 (OXIDE PORPHYRY)

     Swath plots show the grade distribution of a band of blocks in a specific direction through the deposit. They compare the average grade of blocks by domain at given intervals compared to the same blocks estimated by a nearest neighbour interpolation. An example of the swath plots is shown in Figures 17-9 and 17-10. These are plots of gold and silver in an east-west direction for the oxide porphyry hosted mineralization and they compare the block model grades to those of the nearest neighbour estimate. A full set of plots can be found in Appendix 2.

     All plots of gold, silver, and zinc produce satisfactory results. The curves match very closely. There is no evidence of smearing of high grade samples, nor are the comparisons overly smooth.

New Gold Inc. – Cerro San Pedro Mine	Page 17-23
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FIGURE 17-9 EAST-WEST GOLD SWATH PLOT FOR DOMAIN 105 (OXIDE
PORPHYRY)

New Gold Inc. – Cerro San Pedro Mine	Page 17-24
Technical Report NI 43-101 – February 16, 2010

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FIGURE 17-10 EAST-WEST SILVER SWATH PLOT FOR DOMAIN 105
(OXIDE PORPHYRY)

New Gold Inc. – Cerro San Pedro Mine	Page 17-25
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18 OTHER RELEVANT DATA AND INFORMATION

     Scott Wilson RPA is not aware of any other relevant data or information that should be included in this Technical Report.

New Gold Inc. – Cerro San Pedro Mine	Page 18-1
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19 ADDITIONAL REQUIREMENTS

MINING OPERATIONS

     The CSP Mine is an operating open pit mine with ore processing by heap leaching in a Merrill-Crowe circuit that recovers both gold and silver. Current mine production is a nominal 94,000 tonnes per day of total material, including a nominal 39,000 tonnes per day of run of mine (ROM) ore that is hauled to the leach pad. For 2010, production plans call for a nominal 99,000 ounces of gold and 2.19 million ounces of silver with resumption of blasting in April 2010.

     The mine operations started pre-stripping in late 2006 with commercial production in May 2007. There are three years (2007-2009) of operating data, which were used to develop a new economic model and life-of-mine (LOM) cash flow.

MINE DESIGN
     Mine access is via a three kilometre haul road beginning at the leach pad extending north to the open pit. Mining is performed through a conventional truck/loader open pit mining method. Operations include drilling, blasting, loading and hauling. Run-of-mine (ROM) ore is hauled directly to the leach pad for processing. Waste mining utilizes the same equipment fleet used to produce ore. Waste material is deposited in two waste disposal facilities; the primary waste disposal facility to the east and a smaller secondary facility to the west. The mine general layout is shown in Figure 19-1.

     Mineral reserves were generated from a mineable pit design produced from a Lerchs-Grossmann economic computer-generated pit shell for Measured and Indicated resources only. Inferred Resources were treated as waste. The computer-generated pit utilized third-party metallurgical results and pit stability analysis, historical and current in-house metal recovery and operating cost reports, and current contract prices. Table 19-1 summarizes current mineral reserve estimates based on a gold price of US$800/oz, a silver price of US$12.00/oz, and a net smelter return (NSR) breakeven cut-off of US$2.58.

New Gold Inc. – Cerro San Pedro Mine	Page 19-1
Technical Report NI 43-101 – February 16, 2010

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Figure 19-1
New Gold Inc.
Cerro San Pedro Mine
State of San Luis Potosí, Mexico
General Mine Layout
PROPERTY BOUNDARY
EAST WASTE DUMP
PIT
WEST WASTE DUMP
Tank 4
Access Road to Heap Leach Pad
Cerro de San Pedro Village
0 100 200 300 400 500
Metres
N
313,000
313,500
314,000
314,500
315,000
315,500
2,459,500
2,459,000
2,458,500
2,458,000
2,457,500
February 2010
Source: New Gold Inc., 2009.

19-2

SCOTT WILSON RPA	www.scottwilson.com

TABLE 19-1 DECEMBER 31, 2009 MINERAL RESERVES AT
US$2.58 NSR
New Gold Inc. – Cerro San Pedro Mine

Classification		Ore		Waste	Total
	kTonnes	Au (g/t)	Ag (g/t)	kTonnes	kTonnes
Proven	42,709	0.61	22.41
Probable	35,452	0.51	18.79
Total Reserves	78,161	0.56	20.77	111,038	189,199

     Given the results of the Lerchs-Grossmann evaluation that identified the economic pit, a final mineable pit was developed by Scott Wilson RPA. Slope angles used for design held to criteria established in Golder’s 2008 Report. Final high-wall slope angle criteria also accounted for wall height and proximity to haul roads for overall high-wall slope angles, and the time the wall would be exposed during active mining operations. The design eliminated placing haul roads in the north or west sectors of the pit as a means of minimizing stripping for the project. Although this design uses slightly flatter slopes for these walls, it has improved the stripping requirements without putting the haul road to the bottom of the pit in the highwall. Road geometry considered adequacy for either 54- or 91-tonne haulage fleet to be used for width and performance characteristics up to the maximum gradeability. Maintaining haulage ramps to a maximum of 10% has been proven to maintain fleet performance and equipment longevity. Minimum pushback widths accounted for fleet access, loader turn radius, and mobility within the active mining areas. It should be noted that as part of any given open pit operation, mine design is a dynamic process and Scott Wilson RPA recognizes that CSP staff will continue to refine and improve the mine designs. The key design parameters are shown in Table 19-2.

New Gold Inc. – Cerro San Pedro Mine	Page 19-3
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TABLE 19-2 MINE DESIGN PARAMETERS
New Gold Inc. – Cerro San Pedro Mine

Criteria	Dimension
Haul Road Width	25 m
Haul Road Grade	10%
Inter-ramp Slope Angles:
- North and northeast walls	45°
- East wall	52°
- Southeast, south and southwest walls	47°
- West and northwest wall	45°
Bench Face Angle	60-74°
Catch Bench Width	10 m
Mining Bench Height	10 m
Vertical Interval between Catch Benches	20 m
Minimum Operating Width	30 m
Minimum Designed Pushback	55 m

     In November 2008, Golder Associates, Inc. of Reno, Nevada, USA (Golder) reviewed the Brawner (1999) geotechnical criteria and developed criteria for preliminary slope design that incorporate flatter inter-ramp slope angles based on a flatter bench face angle. The recommended slope angles are presented in Table 19-3.

TABLE 19-3 RECOMMENDED PRELIMINARY SLOPE DESIGNS
New Gold Inc. – Cerro San Pedro Mine

			Catch	Bench	Inter-
	Structure and	Catch Bench	Bench	Face Angle	Ramp
Rock Type	Alteration	Spacing (m)	Width (m)	(°)	Angle (°)
Porphyry	Altered and Fractured	20	8	60	45

Porphyry	Oxidized but Unaltered	20	8	65	50

Limestone	Highly Fractured	20	8	60	45

Limestone	Massive, Slope Perpendicular to Bedding	20	8	65	50

Limestone	Massive, Slope Parallel to Bedding That Dips 65° or Steeper	20	8	65	50

Limestone	Massive, Slope Parallel to Bedding That Dips Flatter Than 65°	20	8	60	45

All	Phase Slope with Mining on Multiple Levels	20	12	60	40

Source: Golder

New Gold Inc. – Cerro San Pedro Mine	Page 19-4
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

     These Golder slope angles were used to develop the ultimate pit design, as the recommendations are conservative and are based on the pit slopes achieved to date. However, Scott Wilson RPA believes that optimization of the blasting practices can provide steeper face angles and steeper inter-ramp angles. This is operational engineering decision and should be addressed by the operations mine staff, that are very familiar with the geotechnical characteristics of the open pit. The final pit for the CSP mine is shown in Figure 19-2.

     Pit design not only considered the purely operational concerns such as high-wall slopes, ramp placement and phase pit geometry, but also encompassed protection of important historical buildings in the village of Cerro de San Pedro. The pit exits at the 2072 elevation on the southwest to allow for ore delivery to the leach pad and to a secondary west waste disposal area. Approximate dimensions of the pit are 1200- by 800-m, with the long axis oriented in the along a azimuth of 51 degrees. The bottom elevation of the pit 1860 meters above sea level, which is approximately 210 meters below the pit exit. The northwest highwall has a 330-m change in elevation. The pit has another primary exit during the interim phases to the east at the 2100 elevation to allow delivery of waste to the primary east waste disposal area. The final pit is designed respecting the INAH protection boundary (70 m limit) set to protect historic structures. Incorporating protection for the INAH structures eliminates some economic ore on the eastern side of the deposit. This new boundary has expanded the buffer zone from previous reserve estimates, mainly to the west and about 40 m to the north. The ultimate pit design with the INAH boundary is shown in Figure 19-2.

New Gold Inc. – Cerro San Pedro Mine	Page 19-5
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

MINE PLANNING
     The CSP open pit was developed based on an US$800 per ounce gold price and US$12.00 per ounce silver price. The low-grade nature of the deposit dictated the use of larger-scale open pit mining equipment for efficient and cost-effective mine development. The pit was divided into three phases to provide early ore production and attempt to spread stripping throughout the mine life, build to a sustainable annual ore quantity, and provide relatively even ore production over the life of the project. The phased designs ensure that access is logical and available to all intermediate mining areas, and that adequate operating space was provided to achieve the proposed production rates. Haulage profiles were determined and calculated for each bench from each phase to an advancing leach pad or waste dump location for each production year. Therefore, the mining schedule is based on an average annual ore production of 12 million tonnes of ROM ore per annum. The current life of the mine spans six and one half years from 2010 to 2016. Average mining cost per tonne of material over the life of mine is expected to be US$1.83 for ore and US$1.90 for waste.

New Gold Inc. – Cerro San Pedro Mine	Page 19-6
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

313,500 E
314,000 E
314,500 E
2,458,500 N
2,458,000 N
N
INAH BOUNDARY DECEMBER 2009
0
100
200
300
400
Metres
February 2010
New Gold Inc.
Cerro San Pedro Mine
State of San Luis Potosí, Mexico
Ultimate Pit Design

Figure 19-2

19-7

SCOTT WILSON RPA	www.scottwilson.com

MINE PRODUCTION SCHEDULE
     The mine production schedule was generated based on reserves within the designed pit phases using the following parameters and guidelines:

  Target of a nominal 12 million tonnes of ore per annum, or 38,000 tonnes per day.
  Target high grade and low stripping in the earlier phases.
  Minimize mining shift change-over inefficiencies by utilizing extended hour work shifts.
  No mining on Sundays as prescribed by the Project’s permitting requirements .

     The historic production figures are shown in Table 19-4 and life-of-mine production in Table 19-5.

TABLE 19-4 HISTORIC PRODUCTION
New Gold Inc. – Cerro San Pedro Mine

		Ore		Waste	Total	Strip
Year	kTonnes	Au (g/t)	Ag (g/t)	kTonnes	Year	kTonnes
2006	53	0.60	.23.9	1,317	1,370	24.76
2007	6,536	0.60	23.6	8,284	14,820	1.27
2008	8,917	0.61	24.2	14,057	22,975	1.58
2009	11,888	0.45	30.7	16,768	28,656	1.41
Totals	27,394	0.54	26.9	40,426	67,821	1.48

TABLE 19-5 LIFE-OF-MINE PRODUCTION PLAN
New Gold Inc. – Cerro San Pedro Mine

		Ore		Waste	Total	Strip
Year	kTonnes	Au (g/t)	Ag (g/t)	kTonnes	kTonnes	Ratio
2010	10,117	0.58	32.8	15,192	25,309	1.50
2011	12,324	0.50	18.8	21,627	33,951	1.75
2012	12,342	0.54	20.4	20,368	32,710	1.65
2013	11,563	0.64	19.6	20,233	31,796	1.75
2014	12,225	0.67	20.3	16,571	28,797	1.36
2015	12,054	0.53	17.8	16,415	28,469	1.36
2016	7,536	0.43	16.5	632	8,178	0.09
LOM Totals	78,161	0.56	20.8	111,038	189,199	1.42

New Gold Inc. – Cerro San Pedro Mine	Page 19-8
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

MINE EQUIPMENT
     Front-end loaders (8.6 m3) are used as the primary loading units to reduce loading costs and to increase mobility in the pit. The front-end-loaders are supported by a hydraulic excavator. Off-highway 54-tonne haul trucks are used as the primary hauling unit, although the haul roads and mine working areas will accommodate larger trucks. Mine mobile equipment fleet requirements are based on the annual mine production schedule for ore and waste, mine shift schedules, and equipment productivity estimates. Table 19-6 lists the current major mine equipment fleet. The mine work schedule is three 8-hour shifts per day, 6 days per week. The mining operation is idle on Sundays because of the close proximity of the village. As necessary, it is possible to work on a restricted basis on Sundays, for example drilling or performing maintenance.

     Drilling is performed with a fleet of smaller drills (127 mm diameter) on 5 m by 5 m and 3.5 m by 3.5 m patterns. Blasting is tightly controlled to minimize ground vibration, flyrock, rockfall from the pit crest, and the potential damage to the local community. Pattern sizes are limited to 100 holes per blast as required by the Secretary of National Defence (Secretaria de Defensa Nacional, or SEDENA). Blastholes are individually delayed.

TABLE 19-6 MINE EQUIPMENT FLEET
New Gold Inc. – Cerro San Pedro Mine

Equipment	Manufacturer	Current Quantity
Truck - 773E/773F	Caterpillar	24
Truck - TR60	Terex	6
Wheel Loader - 988G	Caterpillar	2
Wheel Loader - 990II/990H	Caterpillar	5
Excavator - 385B	Caterpillar	1
Excavator - 580M	Case	1
Motor Grader - 865	Case	2
Tractor - D8R/D8T	Caterpillar	5
Drill - Pantera 1500	Sandvik	4
Drill - ECM 580	Ingersoll-Rand	3
Water Truck - 45,000 Ltr	Freightliner	4
Water Truck - 25,000 Ltr	Kenworth	2

New Gold Inc. – Cerro San Pedro Mine	Page 19-9
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

MINERAL PROCESSING

     Mineral processing uses a heap leaching technique. At the leach pad, a weak cyanide solution (160 ppm) is applied to dissolve the gold and silver and take it into solution. The solution is collected in the Merrill-Crowe plant where the zinc is added to the solution containing gold and silver. The zinc reacts with the cyanide and the gold and silver are precipitated in a solid form. The precipitate is collected on a series of filters. The gold and silver precipitate is sent to a furnace where the gold and silver are separated from the impurities and the molten metal poured out to create gold and silver doré bars assaying approximately 95% silver and 4% gold.

RECOVERABILITY

     Process recoveries are determined by rock type. Inception-to-date recoveries are slightly lower than predicted but have been improving with time. The process recoveries for the mine reserves and life-of-mine production plan are based on the values shown in Table 19-7 with gold factored by 93% and silver factored by 70% based on inception to date recoveries.

TABLE 19-7 PROCESS RECOVERY
New Gold Inc. – Cerro San Pedro Mine

		Recovery (%)
		(Run-of-Mine)
Ore Type	Rock Type #	Gold	Silver
Barreno Limestone	100	20	5
Barreno Manganese	101	20	5
Hospital Limestone	102	35	10
Begonia Limestone	103	55	25
Porphyry Oxide	105	75	40
Porphyry Mixed	106	30	40
Porphyry Sulphide	107	20	30

MARKETS

     Gold and silver markets are mature global markets with reputable smelters and refiners located throughout the world.

New Gold Inc. – Cerro San Pedro Mine	Page 19-10
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

     Gold is a principal metal traded at spot prices for immediate delivery. The market for gold trading typically spans 24 hours a day within multiple locations around the world (such as New York, London, Zurich, Sydney, Tokyo, Hong Kong, and Dubai). Daily prices are quoted on the New York spot market and can be found on www.kitco.com. The average New York spot gold price for 2009 was $972 per troy ounce. The New York price, as of December 31, 2009, was $1,087 per troy ounce. The three-year and five-year rolling average prices through the end of December 2009 are $847 and $718 per troy ounce, respectively. This Technical Report uses the long-term price forecasts from the major banks with a long-term average price for gold of $800 per troy ounce for the economic analysis.

     Silver trading follows a pattern that is similar to that of gold (as described above). Daily prices are quoted on the New York spot market and can be found on www.kitcosilver.com. The average New York silver price for 2009 was US$14.65 per troy ounce. The New York price, as of December 31, 2009, was $16.99 per troy ounce. The three-year and five-year rolling average prices through the end of December 2009 are $14.36 and $12.39 per troy ounce, respectively. This Technical Report uses the long-term price forecasts from the major banks with a long-term average price for silver of US$12.00 per troy ounce for the economic analysis.

     Operations at CSP are expected to produce a nominal 123,000 ounces of gold and 2.1 million ounces of silver, annually, over an estimated remaining mine life of six and one half years.

CONTRACTS

     Doré is shipped from site to a major refiner where the silver and gold are separated. Contracts are in place for refining with charges of US$0.25 per ounce (silver plus gold) with payment of 99.8% of the precious metal content.

New Gold Inc. – Cerro San Pedro Mine	Page 19-11
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

ENVIRONMENTAL CONSIDERATIONS

     In March 2008, PROFEPA conducted a complete review of the CSP Mine and issued a report that MSX was in substantial compliance with the terms of the Environmental Authorization.

     The closure and reclamation plan for the CSP Mine has been developed by MSX with the assistance of independent consultants, with the specific objective of leaving the land in a useful, safe, and stable configuration capable of supporting native plant life, providing wildlife habitat, maintaining watershed functions, and supporting limited livestock grazing. SEMARNAT has agreed to allow MSX to fund its reclamation obligation during mining operations, although negotiations with SEMARNAT to determine the interim funding requirements have not yet been finalized. The schedule for completing the closure activities is dictated by the requirements contained in the Environmental Authorization; specifically, the site reclamation must be completed within four years of final processing.

     A Mine Closure Plan was developed by Rescan Environmental Services Ltd. (Rescan) in October 2008. In essence, the plan includes the cost of reclamation of all disturbances and the removal of all buildings and related infrastructure over a four-year period, as well as the cost of a three year post-closure monitoring/maintenance program. During the three-year monitoring and maintenance program, the reclaimed sites will be checked and plants which have not successfully established will be replaced. There are monitoring wells and stations located in various locations on the property and these will likely be left in place for long-term monitoring.

     During the course of construction approximately 311,000 m3 of topsoil was salvaged primarily during the construction of the heap leach pads. There are two soil stockpiles located on site. The costing is based on placing 30 cm of topsoil on the flat portions and 15 cm of topsoil for the side slopes of the waste dumps and heap leach pad.

New Gold Inc. – Cerro San Pedro Mine	Page 19-12
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

     Total closure costs are estimated at US$4.6 million prior to taking into account the salvage value of the assets.

TAXES

     Scott Wilson RPA has relied on MSX for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from CSP. Mexican income taxes are 28%. The only outstanding royalty is a 1.95% gross value royalty to Franco-Nevada Corporation.

OPERATING AND CAPITAL COST ESTIMATES

OPERATING COSTS

     CSP has developed a life-of-mine production plan (Table 19-5). Scott Wilson RPA used this life-of-mine plan and developed new mine operating costs based on equipment productivity and haul truck cycle times. Average mining cost per tonne over the life-of-mine is expected to be US$1.83 for ore and US$1.90 for waste.

     These costs were used in conjunction with operating experience for 2007 through 2009 to develop processing and general and administrative costs. Process operating costs are expected to average US$1.16 per ore tonne over the mine life.

     General and administrative costs are expected to average US$0.68 per ore tonne over the mine life. Table 19-8 shows the operating costs from 2007, 2008, and 2009, the 2010 Forecast, the economic criteria from WLR to generate the ultimate pit shell in December 2008, and the costs developed by Scott Wilson RPA from the cash flow analysis.

New Gold Inc. – Cerro San Pedro Mine	Page 19-13
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

TABLE 19-8 OPERATING COSTS
New Gold Inc. – Cerro San Pedro Mine

Headings	2007 Actual US$	2008 Actual US$	2009 Actual US$	2010 Forecast US$	WLR Pit Econ US$	Scott Wilson RPA LOM Average US$
Mining (US$/tonne mined)	1.70	1.49	1.42	1.45	1.70	1.87
Processing (US$/tonne processed)	0.72	1.10	1.05	1.05	1.42	1.16
G&A (US$/tonne processed)	0.82	0.78	0.76	0.74	0.94	0.68
Total	3.24	3.37	3.23	3.23	4.06	3.71

Incremental Ore Haulage(1) (US$/tonne mined)	0.28	0.28	0.28	0.28	0.28	-0.07
NSR Breakeven Cut- off (US$/tonne processed)	1.82	2.16	2.09	2.07	2.64	1.77

1.

Haulage costs are not tracked individually for ore and waste. The waste haulage costs increase over time with a current incremental cost difference of approximately US$0.28 per tonne. This is used for the NSR cut-off calculation.

     The NSR breakeven cut-off calculation takes into account the processing costs, general and administrative costs, and the incremental ore haulage cost. Due to the leach pad reaching maximum capacity with the current reserve base, Scott Wilson RPA also believes this calculation should include the incremental capital cost for leach pad expansion of approximately US$0.30 per ore tonne. Scott Wilson RPA recommends using a long-term NSR breakeven cut-off of US$2.06. Reserves are reported at a US$2.58 NSR breakeven cut-off.

CAPITAL COSTS
     CSP has developed a capital cost estimate for the life of mine. Mine equipment capital is included in the operating costs as MSX rents the mine equipment fleet. The major capital purchases remaining are for the leach pad expansion on Modules 2 and 3. Capital cost over the remaining six and one half years is US$18.2 million.

     Future exploration drilling is excluded from the capital costs as the drilling should help find additional resources.

New Gold Inc. – Cerro San Pedro Mine	Page 19-14
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

ECONOMIC ANALYSIS

     The economic project evaluation is based on actual operating costs supplied to Scott Wilson RPA. This project evaluation work includes an economic summary, discounted cash flow analysis as well as capital and operating cost estimates. The mine plan for this analysis is based on MSX’s and Scott Wilson RPA’s mine planning work.

     Operating costs are presented in Table 19-8. Based on the actual costs for 2008 and the first half of 2009, Scott Wilson RPA created an economic analysis. The economic analysis shows that at a long-term gold price of US$800 per troy ounce and a silver price of US$12 per troy ounce the project has an after net present value (NPV) at a 5% discount rate of US$178 million. Total after-tax cash flow is US$213 million.

     A preliminary income statement and cash flow are presented as Tables 19-9 and 19-10.

     The total life-of-mine capital is approximately US$18 million, with an additional US$13 million in working capital over the six and one half year mine life. The cash operating cost per ounce of gold produced is US$448 after by-product silver credits. When capital costs are added, total cash and non-cash costs (fully loaded) are US$472 per ounce of gold.

ECONOMIC CRITERIA

REVENUE

  Nominal 12 million ore tonnes per year.
  Gold and silver at refinery 99.8% payable.
  Exchange rate US$1.00 = MXP 12.00.
  Metal price: US$800 per ounce gold and US$12.00 per ounce silver.
  Net Smelter Return includes doré refining, transport, and insurance costs.
  Revenue is recognized at the time of production.

COSTS

  Mine life: 6.5 years.
  Life-of-mine production plan as summarized in Table 19- 5.
  Mine life capital totals US$18.2 million.
  Average direct operating cost over the mine life is US$6.37 per tonne ore processed.

New Gold Inc. – Cerro San Pedro Mine	Page 19-15
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

TABLE 19-9 INCOME STATEMENT
New Gold Inc. - Cerro San Pedro Mine

Feb 2010 Operational Update
$800.00 Au $12.00 Ag
Annual Income Summary (in US$ millions)
	2010	2011	2012	2013	2014	2015	2016	2017	2018	TOTAL

REVENUE
Gold	$79.2	$107.9	$100.8	$107.0	$106.0	$83.2	$54.2	$0.0	$0.0	$638.3
Silver	$26.2	$27.3	$24.6	$23.3	$25.1	$22.0	$18.2	$0.0	$0.0	$166.7
Net Revenue	$105.5	$135.2	$125.4	$130.3	$131.1	$105.2	$72.4	$0.0	$0.0	$805.0

CASH COST OF SALES
Mining	$38.1	$51.5	$59.2	$62.7	$61.9	$63.1	$17.3	$0.0	$0.0	$353.8
Process Plant	$12.3	$13.8	$13.8	$13.3	$13.7	$13.6	$10.5	$0.0	$0.0	$90.9
General & Administrative	$8.2	$8.2	$8.2	$8.2	$8.2	$8.2	$4.1	$0.0	$0.0	$53.4
Refining	$0.9	$1.1	$1.0	$1.0	$1.0	$0.9	$0.6	$0.0	$0.0	$6.5
Royalties	$2.1	$2.6	$2.4	$2.5	$2.6	$2.1	$1.4	$0.0	$0.0	$15.7
Reclamation	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$2.9	$1.7	$0.1	$4.6
Subtotal Cash Costs	$61.6	$77.2	$84.6	$87.7	$87.4	$87.9	$36.9	$1.7	$0.1	$524.9

NON-PRODUCTION COST OF SALES
Depreciation	$0.9	$1.3	$3.4	$3.7	$3.7	$3.1	$2.0	$0.0	$0.0	$18.2
Amortized Development Costs	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Amortization of Transaction fee	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Proceeds on Equipment Sales	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Write-down - Book Value @ Project End	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Subtotal Non-Production Costs	$0.9	$1.3	$3.4	$3.7	$3.7	$3.1	$2.0	$0.0	$0.0	$18.2

Net Income Before Tax (EBIT)	$42.9	$56.7	$37.4	$38.9	$39.9	$14.2	$33.5	($1.7)	($0.1)	$261.9

Net Income After Tax	$42.9	$54.0	$27.0	$28.0	$28.7	$10.2	$24.1	($1.7)	($0.1)	$213.3

New Gold Inc. – Cerro San Pedro Mine	Page 19-16
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

TABLE 19-10 AFTER TAX CASH FLOW SUMMARY
New Gold Inc. - Cerro San Pedro Mine

Feb 2010 Operational Update
$800.00 Au $12.00 Ag
Annual Cash Flow Summary (in US$ millions)
	2010	2011	2012	2013	2014	2015	2016	2017	2018	TOTAL
SOURCES
Revenue	$105.5	$135.2	$125.4	$130.3	$131.1	$105.2	$72.4	$0.0	$0.0	$805.0
Costs (inc Tax & Int)	$62.5	$81.2	$98.5	$102.2	$102.4	$94.9	$48.3	$1.7	$0.1	$591.7
Net Income - After Tax	$42.9	$54.0	$27.0	$28.0	$28.7	$10.2	$24.1	($1.7)	($0.1)	$213.3

Depreciation & Amort	$0.9	$1.3	$3.4	$3.7	$3.7	$3.1	$2.0	$0.0	$0.0	$18.2
From Eq Sale	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
FROM OPNS.	$43.9	$55.3	$30.3	$31.7	$32.5	$13.3	$26.1	($1.7)	($0.1)	$231.5

From Banks	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Repayment	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0

FROM FINANCING	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0

SOURCES	$43.9	$55.3	$30.3	$31.7	$32.5	$13.3	$26.1	($1.7)	($0.1)	$231.5

USES:
Capex	$7.6	$0.3	$9.6	$0.3	$0.3	$0.3	$0.0	$0.0	$0.0	$18.2
Working Cap.	$10.1	$3.0	($1.2)	$0.5	$0.1	($3.2)	($2.6)	($6.9)	$0.1	($0.0)

USES	$17.7	$3.3	$8.4	$0.8	$0.4	($2.9)	($2.6)	($6.9)	$0.1	$18.2

NET C.F.	$26.2	$52.1	$22.0	$30.9	$32.1	$16.3	$28.7	$5.2	($0.2)	$213.3

CUMULATIVE C.F.	$26.2	$78.3	$100.2	$131.1	$163.3	$179.5	$208.3	$213.5	$213.3

New Gold Inc. – Cerro San Pedro Mine	Page 19-17
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

SENSITIVITY ANALYSIS
     Sensitivity analyses were performed for gold price, silver price, capital cost, operating cost, and currency exchange rate. The sensitivity analyses indicate that project economics are most heavily influenced by the gold price. A 10% change in gold price results in a ± US$37 million change in the after-tax NPV at a 5% discount rate. The project is least affected by changes in capital costs as the majority of capital has already been spent and additional mining capital is included in the operating cost with the use of a contractor. A 10% change in the capital costs results in an approximately ± US$1 million change in the after-tax NPV at a 5% discount rate.

     Project economics are also sensitive to changes in operating cost and silver price, with a 10% change in operating costs resulting in a ± US$32 million, and a 10% change in silver price resulting in a ± US$10 million change in the after-tax NPV at a 5% discount rate. Project economics are less sensitive to change in exchange rate cost, with a 10% change resulting in a ± US$4 million change in the after-tax NPV at a 5% discount rate. Results of the price sensitivity analyses are shown in Figure 19-3 and Table 19-11.

     Reserve estimates were based on a gold price of US$800 per troy ounce and a silver price of US$12.00 per troy ounce. Results from the economic analysis at these prices are shown in Table 19-10. Since an after-tax total cash flow of US$213 million is achieved, the economic criteria for the reserve statement are met.

New Gold Inc. – Cerro San Pedro Mine	Page 19-18
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 19-3 SENSITIVITY ANALYSIS

TABLE 19-11 SENSITIVITY ANALYSES

New Gold – Cerro San Pedro Mine, Mexico

Parameter
Variables	Units	-20%	-10%	Base	+10%	+20%
Gold Price	US$/oz	640	720	800	880	960
Silver Price	US$/oz	9.60	10.80	12.00	13.20	14.40
Exchange Rate	MXP/US$	9.60	10.80	12.00	13.20	14.40
Operating Cost	US$ millions	420	472	525	577	630
Capital Cost	US$ millions	14.5	16.8	18.2	20.0	21.8

NPV @ 5%	Units	-20%	-10%	Base	+10%	+20%
Gold Price	US$ millions	103	140	178	215	252
Silver Price	US$ millions	158	168	178	187	197
Exchange Rate	US$ millions	163	171	178	183	188
Operating Cost	US$ millions	241	209	178	146	115
Capital Cost	US$ millions	180	179	178	176	175

New Gold Inc. – Cerro San Pedro Mine	Page 19-19
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

20 INTERPRETATION AND CONCLUSIONS

     Detailed geological mapping, core logging, structural analysis, and extensive sampling of the mine property, have led to a fuller understanding of the controls on mineralization at CSP. As well, the CSP Mine has been the subject of at least three feasibility studies (1997, 1999, and 2000) and numerous resource and reserve updates (2003, 2005, 2006, 2007, and 2009). Due diligence by all parties involved has created an error-free database. Practical examples of this due diligence include the creation of structural domains, exclusion of samples with less than 15% recovery, and the examination (and rectification) of the Ag-bias in some of the dataset. Scott Wilson RPA has no issues with the quality and appropriateness of this database for use in resource and reserve modelling.

     A Lerchs-Grossmann shell was used for the resource model. This shell used US$900 Au, US$15 Ag, and certain costs and metal recovery parameters. In addition, it also used the INAH town site protection buffer as a hard boundary. This Lerchs Grossmann shell was superimposed upon the new CSP block model to estimate the mineral resource. The CSP block model is the most recent model for the property and it contains interpolated grade values derived from ordinary kriging. Scott Wilson RPA agrees that this method, used with the structural domains, is appropriate for the style of mineralization at this deposit.

     Exploration drilling is ongoing at CSP. The down-plunge extension of the mineralization is being tested to the south and southwest of the open pit. Given that the new drilling is in the area previously mined by ASARCO, there is a good opportunity for significant manto-style sulphides.

ADEQUACY OF PROCEDURES
     Scott Wilson RPA and various other firms and independent consultants have reviewed the methods and procedures utilized by New Gold, Metallica, Glamis, WLR, and Cambior at the CSP Mine to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for an operating property.

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SCOTT WILSON RPA	www.scottwilson.com

ADEQUACY OF DATA
     Scott Wilson RPA believes that the CSP Mine has conducted exploration and development sampling and analysis programs using standard practices, providing generally reasonable results. Scott Wilson RPA believes that the resulting data can effectively be used in the subsequent estimation of resources and reserves.

ADEQUACY OF STUDY
     This Technical Report is based on the operating data over the past three years for the CSP Mine. Scott Wilson RPA believes that this data and the supporting documents were prepared using standard industry practices and provides reasonable results and conclusions.

COMPLIANCE WITH CANADIAN NI 43-101 STANDARDS
     Scott Wilson RPA believes that the current drill hole database is sufficient for generating a resource model for use in resource and reserve estimation. Recovery and cost estimates are based upon sufficient data and engineering to support a reserve statement. Economic analysis using these estimates generates a positive cash flow, which supports a reserve statement.

     For oxide mineral resources, at a 0.10 g/t gold cut-off grade, the combined Measured and Indicated Resource is 92,115 million tonnes at a gold grade of 0.46 g/t and a silver grade of 17.38 g/t, which equates to 1.355 million ounces of contained gold, and 51.459 million ounces of contained silver.

     For sulphide mineral resources, at a 0.40 g/t gold equivalent cut-off grade, the Measured and Indicated Resource is 61,046 million tonnes at a gold grade of 0.46 g/t, a silver grade of 13.42 g/t, a zinc grade of 0.74% and lead grade of 0.15%, which equates to 0.896 million ounces of contained gold, 26,341 million ounces of contained silver, 992 million pounds of contained zinc, and 202 million pounds of contained lead.

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     This oxide mineral resource includes a Proven and Probable Mineral Reserve of 78.161 million tonnes of ore at a gold grade of 0.56 g/t and a silver grade of 20.77 g/t, which equates to 1.41 million ounces of contained gold and 52.19 million ounces of contained silver.

     Total Mineral Reserves for CSP open pit are 78.2 million tonnes with gold and silver grades of 0.56 g/t and 20.77 g/t, respectively. The open pit also contains 111 million waste tonnes.

     Scott Wilson RPA believes that the resource and reserve estimates have been created using acceptable methodologies. Scott Wilson RPA is also of the opinion that the classification of Measured and Indicated Resources, stated in Table 17-4, Inferred Resources, stated in Table 17-5, and Proven and Probable Reserves, stated in Table 19-1, meet the definitions as stated by NI 43-101, Form 43-101F1 and Companion Policy 43-101CP dated December 23, 2005.

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21 RECOMMENDATIONS

     Scott Wilson RPA offers the following recommendations:

1.	Continue to operate the mine at a nominal operating cost of US$60 million to $70 million per annum.

2.

Continue the on-site exploration drilling program to define new areas of potential mineralization. The costs for this program will be funded from the mine operating budget and are estimated at US$3.4 million for 2010 .

3.

Review of the Quality Assurance and Quality Control (QA/QC) data suggests that SGS have achieved a significantly better precision as measured by the duplicate samples (CRD). This is most likely due to the higher standards of sample preparation and mass of sample pulverised. ALS Chemex and SGS show no material bias for gold at ore grade levels. Both laboratories have high analytical accuracy for gold. Samples from future drilling programs should be directed to the laboratory with the best QA/QC performance. SGS is suggested, based on data in this report.

Silver assays by ALS Chemex are biased between 4% and 7% below the certified standard mean. SGS silver assays show no material bias. Scott Wilson RPA recommends that the analysis of the silver bias observed for the drilling completed in 1995 and 1996 be reviewed.

4.

Undertake geological mapping and structural analysis of the pit faces as production progresses. Having three-dimensional exposures will help to improve the knowledge of the controls on mineralization. The costs for this program will be funded from the mine operating budget and are estimated at US$30,000.

5.

Continue monitoring and optimizing the pit slopes, and to continue to refine mine designs and schedules. Golder Associates, Inc. (Golder) has expressed concern in the ability to achieve steeper face angles. As the pit progresses, additional surveys of the pit toes and crest, and improved blasting practices should be performed. A follow-up study from a recognized geotechnical consultant should review the progress. The costs for a geotechnical review are estimated at US$45,000.

6.

Monitor the heap leach pad recoveries. Current information tends to suggest the original model is over predicting gold and silver recoveries by approximately 7% and 43% respectively but the overall recoveries continue to improve with time. The leach pad recoveries have been factored by 93% for gold and 70% for silver for this analysis. Monitoring of the leach pad recoveries is an ongoing process included in the mine operating budget and no additional costs are anticipated.

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Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

7.

Efforts should continue towards locating any and all information from the historical mining operations so that accurate digital models of the mined out material can continue to be constructed and used in the reporting of Mineral Resources and Mineral Reserves.

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22 REFERENCES

Aranda-Gómez, J. J., Torres-Hernández, R., Carrasco-Nuñez, G., Aguillón-Robles, A., 2000, Contrasting styles of Laramide holding across the best-central margino of the Cretaceous Valles-San Luis Potosí carbonate platform, México: Revista Mexicana de Ciencias Geológicas; v. 17, no. 2; pp. 97-111.

Berthelsen, R., 2010, Mineral Resource Estimate for the Cerro San Pedro Deposit as at December 31, 2009: Unpublished Internal Company Document; 84 p.

Caddey, S. W., 1995, Preliminary structural investigation and structural ore controls of the San Pedro precious-base metals district, San Luis Potosí Mexico: Unpublished report to Metallica Resources Inc.; 88 pp.

Caddey, S., 1996, District structure, ore patterns, target definition, and relation to the regional structural framework, San Pedro District, Mexico: Unpublished report to Metallica Resources, Inc.; 7 pp.

Campa, M. F., 1985, The Mexican thrust belt in Howell, D.G. (ed.), Tectonostratigraphic Terranes of the Circumpacific Region: Houston Texas, Circum-Pacific Council on Energy and Mineral Resource; pp. 299-313.

Carillo, B. J., 1971, La plataforma Valles-San Luis Potosí: Volumen de la Asociación Mexicana de Geologos Petroleros, v. 23, nos. 1-6; pp. 1-112.

DeCserna, Z., 1956, Tectónica de la Sierra Madre Oriental de México entre Torreon y Monterrey: XX Congreso Geológico Internacional; 87 pp.

DeCserna, Z., Bello-Barradas, 1963, Geologia de la parte central de la Sierra de Alvarez, Municipio de Zaragoza, Edo. San Luis Potosí: Universidad Nacional Autónoma de México, Instituto de Geología, Bol. 71; pp. 23-63.

Della Libera, M., 1996, Detailed geologic map and structural interpretation of the Cerro San Pedro district: Unpublished map with diagrams, Metallica Resources company files; 1 p.

Glamis Gold Ltd., November, 2000, Cerro San Pedro Project, Feasibility Study. Filed on SEDAR April 15, 2002.

Keith, S. B., 2004, Progress report on identification of polymetallic metal targets for Metallica’s San Pedro Deeps program: Unpublished report to Metallica Resources; 35 pp.

Labarthe, H. G., Tristán, G. M., Aranda, G. J., 1982, Revisión estratigráfica del Cenozzoico de la parte central del Estado de San Luis Potosí: Universidad Autónoma de San Luis Potosí, Instituto de Geología y Metalurgía, Foleto Técnico no. 85; 208 pp.

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López, R. E., 1981, Paleogeografía y tectonica del Mesozoico de México: Instituto de Geología Universidad Nacional Autónoma de México Revista, v. 5, no. 2; pp. 158-177.

Maynard, S. R., 1995, Geology and exploration targets of the Cerro San Pedro District, San Luis Potosí, Mexico: Unpublished report to Metallica Resources; 25 pp.

Maynard, S. R., 1996, Geology of the Cerro San Pedro mining district: Unpublished report to Metallica Resources; 8 pp.

Nieto-Samaniego, A. F., Alaniz-Álvarez, S. A., Labarthe-Hernandez, G., 1997, La deformación Cenozoica poslaramídica en la parte meridional de la Mesa Central, México: Revista Mexicana de Ciencias Geológicas, v.14, no. 1; pp. 13-25.

Petersen, M. A., Della Libera, M., Jannas, R. R. and Maynard, S. R. (2001): Geology of the Cerro San Pedro Porphyry-Related Gold-Silver deposit, San Luis Potosi, Mexico; Society of Economic Geologists Special Publication No. 8, pp. 217-241.

Petersen, M. A. and Montiel-Mendez, D. (2007): Geology of the Cerro San Pedro Precious & Base Metals Mining District, San Luis Potosi, Mexico; 9 pp.

Santa Fe, 1996, Whole rock age dating of two samples from the San Pedro porphyry: Unpublished data provided by Minera Santa Fe, S.A. to Minera San Xavier S.A., Metallica Resources company files; 1 p.

Schimann, H., June 30, 2009, Reserve & Resource Statements for the Cerro San Pedro Project, New Gold inter-company correspondence; 9 pp. (August 2009).

Snider, J. E., Cerro San Pedro Gold/Silver Project Development Plan Summary, State of San Luis Potosi, Mexico, Technical Report prepared by Washington Group International Inc.; 133 pp. (December 2003).

Suter, M., 1984, Cordilleran deformation along the eastern edge of the Valles-San Luis Potosí carbonate platform, Sierra Madre Oriental fold-thrust belt, east-central Mexico: Geological Society of America Bulletin, v. 95; pp. 1387-1397.

Tardy, M., Longoria, J.F., Martinez-reyes, J., Mitre-Salazar, L. M., Patiño A. M., Padilla S. R., Ramirez R. C., 1975, Observaciones generales sobre la estructura de la Sierra Madre Oriental: la aloctonía del conjunto Cadena Alta – Altiplano Central enter Torreon, Coahuila y San Luis Potosí, S.L.P., México: Revista Instituto Geológico Universidad Nacional Autónoma de México Revista, no. 1; pp. 1-11.

Tardy, M., Ramirez R. C., Patiño A. M., 1976, Elfrente de la napa de Parras (conjunto cadena Alta-Altiplano Central) en el area de Aramberri, Nuevo León, Sierra Madre Oriental, México: Revista Instituto Geológico Universidad Nacional Autonomo de México, no. 1; pp. 1-12.

New Gold Inc. – Cerro San Pedro Mine	Page 22-2
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

Tardy, M., 1980, Contribution a l’étude géologique de la Sierra Madre Orientale du Mexique: Université Pierre de Marie Curie de Paris, France, Thèse de Doctorat d’Etat (Unpublished); 459 pp.

Victoria, A. V., 1990, Investigación de la zonificación del oro en el yacimiento de Cerro de San Pedro, S.L.P.: Unpublished report to Cia. Fresnillo, S.A. de C.V. Metallica Resources company files; 117 pp.

Washington Group International, Inc., 2003, Cerro San Pedro Development Project; Prepared for Metallica Resources Inc. and Minera San Xavier S.A. de C.V.; 451 pp. (September 2003).

Winterbourne, D., 1999, Alteration and mineralization of the San Pedro porphyry, Cerro San Pedro, San Luis Potosí, S.L.P., Mexico: Master of Science thesis, Colorado School of Mines Dept. of Earth Sciences, (Unpublished); 143 pp.

WLR Consulting Inc., 2003, Metallica Resources Inc. Cerro San Pedro Gold-Silver Project Central Mexico, Technical Report; 54 pp. (February 2003).

WLR Consulting Inc., 2003, Metallica Resources Inc. Cerro San Pedro Gold-Silver Project Central Mexico, Amended Technical Report Update; 56 pp. (November 2003).

WLR Consulting Inc., 2005, Metallica Resources Inc. Cerro San Pedro Gold-Silver Project Central Mexico, Technical Report Update; 49 pp. (March 2005).

WLR Consulting Inc., 2007, Mineral Reserve Update Cerro San Pedro Project State of San Luis Potosi, Mexico; 79 pp. (March 2007).

WLR Consulting Inc., 2009a, 2009 Mineral Reserve Estimate for the Cerro San Pedro Project – Letter style report; 8 pp. (January 2009).

WLR Consulting Inc., 2009b, Cerro San Pedro Project 2009 Mineral Resource Estimate – Letter style report; 4 pp. (January 2009).

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23 DATE AND SIGNATURE PAGE

     This report titled “Technical Report on the Cerro San Pedro Mine, San Luis Potosí, Mexico” prepared for New Gold Inc. and dated February 16, 2010, was prepared and signed by the following authors:

(Signed & Sealed)

Dated at Toronto, Ontario
February 16, 2010	Richard J. Lambert, P.E.
Principal Mining Consultant

(Signed & Sealed)

Dated at Toronto, Ontario
February 16, 2010	Christopher Moreton, Ph.D., P.Geo.
Senior Consulting Geologist

(Signed & Sealed)

Dated at Toronto, Ontario
February 16, 2010	Holger Krutzelmann, P.Eng.
Principal Metallurgist

New Gold Inc. – Cerro San Pedro Mine	Page 23-1
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

24 CERTIFICATES OF QUALIFIED PERSONS

RICHARD J. LAMBERT

     I, Richard J. Lambert, P.E., as an author of this report entitled “Technical Report on the Cerro San Pedro Mine, San Luis Potosí, Mexico” prepared for New Gold Inc. and dated February 16, 2010, do hereby certify that:

1.	I am Principal Mining Consultant with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.

I am a graduate of Mackay School of Mines, University of Nevada, Reno, with a Bachelors of Science degree in Mining Engineering in 1980, and Boise State University, with a Masters of Business Administration degree in 1995.

3.

I am a Registered Professional Engineer in the state of Wyoming (#4857), the state of Idaho (#6069), and the state of Montana (#11475). I have been a member of the Society for Mining, Metallurgy, and Exploration (SME) since 1975, and a Registered Member (#1825610) since May 2006. I have worked as a mining engineer for a total of 29 years since my graduation. My relevant experience for the purpose of the Technical Report is:

• Review and report as a consultant on numerous mining projects for due diligence and regulatory requirements

•

Mine engineering, mine management, mine operations and mine financial analyses, involving copper, gold, silver, nickel, cobalt, uranium, oil shale, phosphates, coal and base metals located in the United States, Canada, Zambia, Madagascar, Turkey, Bolivia, Chile, Brazil, Serbia, Australia, Russia and Venezuela.

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5.	I visited the Cerro San Pedro Mine on November 1-3, 2005, March 20- 21, 2007, and most recently on April 21-23, 2009.

6.	I am responsible for the preparation of Sections 1 through 6 and Sections 18 through 21.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

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9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43- 101F1.

10.

To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 16th day of February, 2010

(Signed & Sealed)

Richard J. Lambert, P.E.

New Gold Inc. – Cerro San Pedro Mine	Page 24-2
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

CHRISTOPHER MORETON

     I, Christopher Moreton, Ph.D., P. Geo., as an author of this report entitled “Technical Report on the Cerro San Pedro Mine, San Luis Potosí, Mexico” prepared for New Gold Inc. and dated February 16, 2010, do hereby certify that:

1.	I am Senior Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.

I am a graduate of the University of Southampton in 1981 with a B.Sc. degree in Geology, the University of Newfoundland in 1984 with a M.Sc. degree in Geology and the University of New Brunswick in 1994 with a Ph.D. degree in Geology.

3.

I am registered as a Professional Geologist in the provinces of Ontario (Reg.#1229) and New Brunswick (Reg.#M5484). I have worked as a geologist for more than 20 years since my graduation. My relevant experience for the purpose of the Technical Report is:

• Review and report as a consultant on numerous exploration and mining projects for due diligence and regulatory requirements

• Extensive experience with structurally controlled gold deposits in Canada and worldwide

• Gemcom block modelling expertise

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5.	I visited the Cerro San Pedro Mine on April 21-23, 2009.

6.	I am responsible for the preparation of Sections 7 to 15 and 17 and collaborated with my co-authors on Sections 1 through 6, 20 and 21 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43- 101F1.

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SCOTT WILSON RPA	www.scottwilson.com

10.

To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 16th day of February, 2010

(Signed & Sealed)

Christopher Moreton, Ph.D., P.Geo.

New Gold Inc. – Cerro San Pedro Mine	Page 24-4
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HOLGER KRUTZELMANN

     I, Holger Krutzelmann, as an author of this report entitled “Technical Report on the Cerro San Pedro Mine, San Luis Potosí, Mexico” prepared for New Gold Inc. and dated February 16, 2010, do hereby certify that:

1.	I am Principal Metallurgist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of Queen’s University, Kingston, Ontario, Canada in 1978 with a B.Sc. degree in Mining Engineering (Mineral Processing).

3.

I am registered as a Professional Engineer with Professional Engineers Ontario (Reg.# 90455304). I have worked as a metallurgist for a total of 30 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Reviews and reports as a metallurgical consultant on a number of mining operations and projects for due diligence and financial monitoring requirements
•	Senior Metallurgist/Project Manager on numerous gold and base metal studies for a leading Canadian engineering company.
•	Management and operational experience at several Canadian and U.S. milling operations treating various metals, including copper, zinc, gold and silver.

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5.	I visited the Cerro San Pedro Mine on April 18-20, 2008.

6.	I am responsible for preparation of Section 16 and parts of Sections 1, 20, and 21 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43- 101F1.

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10.

To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 16th day of February, 2010

(Signed & Sealed)

Holger Krutzelmann, P.Eng.

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APPENDIX 1 – BLOCK MODEL BOUNDARY DEFINITIONS

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Triangulation	Field	Value	Priority	Inversion	Projection
5m.00t	rock	1	99	Partial	Along Z Axis
tpox_a.00t	rock	105	50	None	Along Z Axis
tpox_b.00t	rock	105	50	None	Along Z Axis
tpox_c.00t	rock	105	50	None	Along Z Axis
tpmix1.00t	rock	106	49	None	Along Z Axis
tpmix2.00t	rock	106	49	None	Along Z Axis
tpmix3.00t	rock	106	49	None	Along Z Axis
tpmix4.00t	rock	106	49	None	Along Z Axis
tpmix5.00t	rock	106	49	None	Along Z Axis
tpmix6.00t	rock	106	49	None	Along Z Axis
tpmix7.00t	rock	106	49	None	Along Z Axis
tpmix8.00t	rock	106	49	None	Along Z Axis
tpmix9.00t	rock	106	49	None	Along Z Axis
tpmix10.00t	rock	106	49	None	Along Z Axis
tpmix11.00t	rock	106	49	None	Along Z Axis
tpmix12a.00t	rock	106	49	None	Along Z Axis
tpmix12b.00t	rock	106	49	None	Along Z Axis
tpmix13.00t	rock	106	49	None	Along Z Axis
tpmix14.00t	rock	106	49	None	Along Z Axis
tpmix15.00t	rock	106	51	None	Along Z Axis
tpmix16.00t	rock	106	49	None	Along Z Axis
tpmix17.00t	rock	106	51	None	Along Z Axis
tpmix18.00t	rock	106	51	None	Along Z Axis
tpmix19.00t	rock	106	51	None	Along Z Axis
tpmix20.00t	rock	106	49	None	Along Z Axis
tpmix21.00t	rock	106	49	None	Along Z Axis
tpmix22.00t	rock	106	49	None	Along Z Axis
tpmix23.00t	rock	106	49	None	Along Z Axis
tpmix25.00t	rock	106	51	None	Along X Axis
tpsul1.00t	rock	107	51	None	Along Z Axis
tpsul_final2.00t	rock	107	48	None	Along Z Axis
kba.00t	rock	100	20	None	Along Z Axis
kbb.00t	rock	100	26	None	Along Z Axis
kbc.00t	rock	100	20	None	Along Z Axis
kbd.00t	rock	100	20	None	Along X Axis
kbMn1.00t	rock	101	25	None	Along Z Axis
kbMn2.00t	rock	101	25	None	Along Z Axis
kbMn3.00t	rock	101	25	None	Along Z Axis
kbMn4.00t	rock	101	25	None	Along Z Axis
kh.00t	rock	102	11	None	Along Z Axis
kgca1.00t	rock	104	10	None	Along Z Axis
kgca2.00t	rock	104	10	None	Along Z Axis
kgca3.00t	rock	104	10	None	Along Z Axis
kgca4.00t	rock	104	10	None	Along Z Axis
kgca5.00t	rock	104	50	None	Along Z Axis

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Triangulation	Field	Value	Priority	Inversion	Projection
kg1.00t	rock	103	8	None	Along Z Axis
kg2.00t	rock	103	8	None	Along Z Axis
kg3.00t	rock	103	8	None	Along Z Axis
kg4.00t	rock	103	60	None	Along Z Axis
kg5.00t	rock	103	8	None	Along Z Axis
kg6.00t	rock	103	8	None	Along Z Axis
kg7.00t	rock	103	8	None	Along Z Axis
kg8.00t	rock	103	8	None	Along Z Axis
tr.00t	rock	108	21	None	Along Z Axis
MS1.00t	rock	111	90	None	Along Z Axis
MS2.00t	rock	111	90	None	Along Z Axis
MS3.00t	rock	111	90	None	Along Z Axis
MS4.00t	rock	111	90	None	Along Z Axis
MS5.00t	rock	111	90	None	Along Z Axis
MS6.00t	rock	111	90	None	Along Z Axis
MS7.00t	rock	111	90	None	Along Z Axis
MS8.00t	rock	111	90	None	Along Z Axis
MS9.00t	rock	111	90	None	Along Z Axis
MS10.00t	rock	111	90	None	Along Z Axis
MS11.00t	rock	111	90	None	Along Z Axis

Block
Exceptions
Rock equals 1

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SCOTT WILSON RPA	www.scottwilson.com

APPENDIX 2 – SWATH PLOTS OF GOLD, SILVER AND ZINC

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314605.
314505.
314405.
314305.
314205.
314105.
314005.
313905.
313805.
313705.
313605.
Model Easting Metres
0.00 0.05 0.10 0.15 0.20 0.25 0.30 0.35 0.40 0.45 0.50 0.55 0.60 0.65
Model
Gold
NN

mrdi	MINERAL RESOURCES DEVELOPMENT PROPERTY EVALUATORS, DEVELOPERS, CONSULTING GEOLOGISTS & ENGINEERS	TITLE TpOX Gold OK Model & NN TpOx	FIGURE NUMBER E
	PROJECT NUMBER

New Gold Inc. – Cerro San Pedro Mine	Page 24-2
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

2458825.
2458725.
2458625.
2458525.
2458425.
2458325.
2458225.
2458125.
2458025.
2457925.
2457825.
2457725.
2457625.
2457525.
Model Northing Metres
0.00 0.05 0.10 0.15 0.20 0.25 0.30 0.35 0.40 0.45 0.50 0.55 0.60 0.65
Model
Gold
NN

mrdi	MINERAL RESOURCES DEVELOPMENT PROPERTY EVALUATORS, DEVELOPERS CONSULTING GEOLOGISTS & ENGINEERS PROJECT NUMBER	TITLE TpOX Gold OK Model & NN TpOx	FIGURE NUMBER N

New Gold Inc. – Cerro San Pedro Mine	Page 24-3
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

Model Elevation Metres
2205.
2155.
2105.
2055.
2005.
1955.
1905.
1855.
1805.
1755.
1705.
1655.
1605.
1555.
0.00 0.05 0.10 0.15 0.20 0.25 0.30 0.35 0.40 0.45 0.50 0.55
Gold
Model
NN

mrdi	MINERAL RESOURCES DEVELOPMENT PROJECT NUMBER	TITLE TpOX Gold OK Model & NN TpOx	FIGURE NUMBER Z

New Gold Inc. – Cerro San Pedro Mine	Page 24-4
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

314605.
314505.
314405.
314305.
314205.
314105.
314005.
313905.
313805.
313705.
313605.
Model Easting Metres
0.00
4.00
8.00
12.00
16.00
20.00
24.00
28.00
32.00
Silver
Model
NN

mrdi	MINERAL RESOURCES DEVELOPMENT PROJECT NUMBER	TpOX Silver OK Model & NN TpOX	E

New Gold Inc. – Cerro San Pedro Mine	Page 24-5
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

New Gold Inc. – Cerro San Pedro Mine	Page 24-6
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

2205.
2155.
2105.
2055.
2005.
1955.
1905.
1855.
1805.
1755.
1705.
1655.
1605.
1555.
Model Elevation Metres
0.00
4.00
8.00
12.00
16.00
20.00
24.00
Silver
Model
NN

mrdi

MINERAL RESOURCES DEVELOPMENT

PROJECT NUMBER

TITLE

TpOX Silver
OK Model & NN
TpOX

FIGURE NUMBER

Z

New Gold Inc. – Cerro San Pedro Mine	Page 24-7
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

314505.
314405.
314305.
314205.
314105.
314005.
313905.
313805.
313705.
313605.
313505.
313405.
313305.
Model Easting Metres
0.00
0.05
0.10
0.15
0.20
0.25
0.30
0.35
0.40
Gold
Model
NN

mrdi	MINERAL RESOURCES DEVELOPMENT PROPERTY EVALUATORS, DEVELOPERS, CONSULTING GEOLOGISTS & ENGINEERS PROJECT NUMBER	TITLE TpSUL Gold OK Model & NN TpSUL	FIGURE NUMBER E

New Gold Inc. – Cerro San Pedro Mine	Page 24-8
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

Model Northing Metres
2458805.
2458705.
2458605.
2458505.
2458405.
2458305.
2458205.
2458105.
2458005.
2457905.
2457805.
2457705.
2457605.
2457505.
2457405.
2457305.
2457205.
2457105.
0.00 0.05 0.10 0.15 0.20 0.25 0.30 0.35 0.40 0.45 0.50 0.55 0.60 0.65 0.70
Gold
Model
NN

mrdi	MINERAL RESOURCES DEVELOPMENT	TITLE	FIGURE NUMBER
	PROJECT NUMBER	TpSUL Gold OK Model & NN TpSUL	N

New Gold Inc. – Cerro San Pedro Mine	Page 24-9
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

New Gold Inc. – Cerro San Pedro Mine	Page 24-10
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

New Gold Inc. – Cerro San Pedro Mine	Page 24-11
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

2458805.
2458705.
2458605.
2458505.
2458405.
2458305.
2458205.
2458105.
2458005.
2457905.
2457805.
2457705.
2457605.
2457505.
2457405.
2457305.
2457205.
2457105.
Model Northing Metres
0.00
4.00
8.00
12.00
Silver
Model
NN

mrdi	MINERAL RESOURCES DEVELOPMENT	TITLE TpSUL Silver OK Model & NN TpSUL	N
	PROJECT NUMBER

New Gold Inc. – Cerro San Pedro Mine	Page 24-12
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

New Gold Inc. – Cerro San Pedro Mine	Page 24-13
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

314505.
314405.
314305.
314205.
314105.
314005.
313905.
313805.
313705.
313605.
313505.
313405.
313305.
Model Easting Metres
0.00
0.20
0.40
Zinc
Model
NN

mrdi	MINERAL RESOURCES DEVELOPMENT PROPERTY EVALUATORS, DEVELOPERS, CONSULTING GEOLOGISTS & ENGINEERS PROJECT NUMBER	TITLE TpSUL Zinc OK Model & NN TpSUL	FIGURE NUMBER E

New Gold Inc. – Cerro San Pedro Mine	Page 24-14
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

New Gold Inc. – Cerro San Pedro Mine	Page 24-15
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

2105.
2055.
2005.
1955.
1905.
1855.
1805.
1755.
1705.
1655.
1605.
1555.
1505.
1455.
1405.
1355.
1305.
1255.
1205.
1155.
1105.
Model Elevation Metres
0.00
0.20
0.40
0.60
0.80
Zinc
Model
NN

MINERAL RESOURCES DEVELOPMENT PROJECT NUMBER	TpSUL Zinc OK Model & NN TpSUL	Z

New Gold Inc. – Cerro San Pedro Mine	Page 24-16
Technical Report NI 43-101 – February 16, 2010